
RECD S.E.C.
APR 3 0 2007
1080


07052198


eschelon
TELECOM, INC.

2006 Annual Report



On Tuesday, March 20, 2007, Eschelon announced that it had signed a definitive agreement to be acquired by Portland, Oregon-based Integra Telecom, Inc., a privately-held integrated communications provider.

Under the terms of the agreement, which was approved by the boards of directors of both companies, Integra Telecom will acquire Eschelon for $30.00 a share in cash, which equates to a total equity value of approximately $566 million on a fully diluted basis. The transaction is subject to the approval of a majority of Eschelon's shareholders and the satisfaction of customary closing conditions and regulatory approvals.

* See page 14 for more information.

Eschelon Network Operations Center

Eschelon Leased Transport Network

Eschelon Internet Gateways

Eschelon Fiber Ring

Host Remote Link


EVERETT
SEATTLE
TACOMA
YAKIMA
VANCOUVER
PORTLAND
SALEM
PENDLETON
LA GRANDE
REDMOND
BEND
MEDFORD
KLAMATH FALLS
TRI CITIES
WALLA WALLA
BOZEMAN
BILLINGS
MINNEAPOLIS
OGDEN
SALT LAKE CITY
PROVO
BOULDER
DENVER
SANTA ROSA
RENO
SPARKS
CARSON CITY
PETALUMA
FLAGSTAFF
SEDONA
PAYSON
GLOBE
FLORENCE
SAN MANUEL
TUCSON
SIERRA VISTA
COTTONWOOD
PRESCOTT
WICKENBURG
PHOENIX
YUMA
Eschelon Markets/Switches
Oregon Telecom Markets
(Closed transaction on April 1, 2006)
Mountain Telecommunications Markets
(Closed transaction on November 1, 2006)
OneEighty Communications Markets
(Closed transaction on October 1, 2006)
UNICOM Markets
(Pending Acquisition Q2, 2007)

It was clearly our best year,

with several notable achievements:

- Record line installations
- Record low line churn
- 20.5% annual revenue growth
- 35.3% annual adjusted EBITDA grow

TO OUR SHAREOWNERS


RICHARD A. SMITH, PRESIDENT AND CHIEF EXECUTIVE OFFICER

We are pleased to present Eschelon Telecom, Inc.'s 2006 financial and operating results. It was clearly our best year, with several notable achievements:

> Record line installations
> Record low line churn
> 20.5% annual revenue growth
> 35.3% annual adjusted EBITDA growth

Many of these remarkable results were driven by the acquisitions of Oregon Telecom, OneEighty Communications and Mountain Telecommunications but the real success story of 2006 was Eschelon's ability to grow the business organically while integrating the acquired companies.

At the beginning of 2006, we announced an aggressive plan to expand our direct network services sales force from 205 to 265 associates and to extend our network reach in our existing markets to accelerate growth. We also introduced an innovative new product, Precision FlexPak, to meet the growing IP bandwidth needs of our target customers. By mid-year, the sales force expansion was complete and FlexPak had become our hottest-selling product. We set new records for lines sold in each of the four quarters of 2006!

Another important aspect of growth is customer retention. Improvements in customer service in 2006 led to new record lows for customer line churn. Average monthly line churn was only 1.28%, down from 1.34% in 2005. This translates to customer and revenue churn below 1% per month.

Our products sold per customer increased to over 10 in 2006. This is a key indicator of our customers' dependence on Eschelon as their telecommunications provider. As one of the only providers to offer both telecommunications equipment and network services, Eschelon is uniquely positioned to be a true single source for all business telecommunications needs. Some providers only look at products or applications that can be delivered over their networks. We prefer to look at it the way our customers do, i.e.; a business need that is fulfilled by a product. Our experience has been that customers don't really make the distinction between network products and premise equipment. In 2006, more than 80% of the new systems sold through our Business Telephone Systems (BTS) were connected to network services from Eschelon. This tight integration between network and BTS led to an amazing 15% year-over-year revenue growth for BTS in 2006.

In October, we appointed Robert E. Pickens to the position of Chief Operating Officer. Mr. Pickens has been with Eschelon since 1996 in various marketing, planning, integration management and operations roles and has 16 years of competitive local exchange carrier experience. Mr. Pickens has day to day operating responsibility for Network Operations and Engineering, Sales, Customer Service/Delivery, Field Operations, Information Technology, and Marketing and is already doing a fine job.

Looking forward, we will continue to build the company organically and take advantage of acquisition opportunities that fit our tight acquisition filter. We have begun our second phase of network expansion which will add another 60 quota-carrying sales associates and extend our footprint to neighboring communities within our existing states. We have announced the planned acquisition of UNICOM which will solidify our market leadership position in Washington and Oregon and we will continue to broaden our product set with the introduction of our Voice over IP (VoIP) product in the second half of the year *(please see page 9 for more information)*.

Our tremendous success in 2006 and aggressive plans for 2007 would not be possible without the uncompromising focus to customer service displayed by the Eschelon Associates. We acknowledge and thank each of the nearly 1,400 Associates who make the right decisions for our company and for our customers every day.

We are also grateful to all shareowners for your trust and confidence in Eschelon. We are committed to finding ways to take our company to the next level and increasing the value of your investment.

Thank you for your support.

Richard A. Smith
President and Chief Executive Officer



Oregon Telecom customers are fiercely loyal. Eschelon Telecom has leveraged these long-standing relationships by increasing our local presence in the Oregon market, adding a Customer Contact Center in Salem in February 2007.

Oregon Telecom, Inc.

Serving Portland, Bend, Eugene, Salem, Albany, Medford, Oregon City, Newport, Roseburg and Klamath Falls, Oregon

In April 2006 Eschelon Telecom, Inc. completed its acquisition of Oregon Telecom, Inc., a privately-held competitive services provider based in Salem, Oregon. Oregon Telecom fit our strict acquisition filters well. Primarily located in Eschelon's existing markets, Oregon Telecom serves the same business segment with similar local, long distance and Internet access services. With Oregon Telecom being a non-facilities based provider, Eschelon can significantly reduce Oregon Telecom's network costs and improve its customer service by migrating its customers to Eschelon's network. As a solid competitor in the market, Oregon Telecom provided high levels of customer satisfaction and posted outstanding line churn results at 0.8% per month. Integration of Oregon Telecom associates and customers into standard Eschelon business practices and IT systems was complete in February of 2007.

$24M	$3M	$6.7M	$20.3M	3.0x	4/06
REVENUE	EBITDA	EBITDA	PURCHASE PRICE	EBITDA MULTIPLE	ACQUISITION

6,000	45,000	91
CUSTOMERS	ACCESS LINES	ASSOCIATES



OneEighty built its reputation by providing innovative products, carrier-class stability and outstanding lccal customer care. Eschelon has enhanced these traditional strengths by incorporating select best practices.

OneEighty Communications, Inc.

Serving Billings and Bozeman, Montana

The acquisition of OneEighty Communications, Inc., a privately-held competitive services provider based in Billings, Montana, in October marked the second acquisition of 2006. This transaction allowed Eschelon to enter a new market, Montana, and increase its footprint in the Qwest territory. OneEighty is a leading provider of facilities-based local, long distance, Internet access, web hosting, collocation and data transport services. The approach to integration with OneEighty has been different than the previous Advanced TelCom and Oregon Telecom transactions. OneEighty continues to function as a stand-alone entity with Eschelon providing assistance and guidance in areas where there are opportunities to gain efficiencies and cut costs based on Eschelon's capabilities.

$7M	$2M	$3.5M	$10.2M	2.7x	10/06
REVENUE	EBITDA (PRE-SYNERGIES)	EBITDA (POST-SYNERGIES)	PURCHASE PRICE	EBITDA MULTIPLE (POST-SYNERGIES)	ACQUISITION COMPLETED

1,426	16,000	33
CUSTOMERS	ACCESS LINES	ASSOCIATES



With an industry low churn rate of 0.5% and 95% of customers on a term contract, the Mountain Telecommunications customer base was very attractive.

Mountain Telecommunications, Inc.

Serving Phoenix, Tucson, Yuma, Flagstaff, Prescott, Payson, Grand Canyon, Casa Grande, Douglas, Globe, Hayden, Nogales, San Manuel, Wickenburg and Cottonwood, Arizona.

Eschelon Telecom completed the acquisition of Mountain Telecommunications, Inc., a privately-held competitive services provider based in Tempe, Arizona, in November 2006. Mountain Telecommunications was attractive because it serves the medium and small business segment, is located in an existing Eschelon market and is EBITDA and cash flow positive. All of Mountain Telecommunications' customers are serviced by its on-net facilities. Mountain Telecommunications' significant presence in Arizona enhanced Eschelon's market leadership in the fast growing Phoenix area and enabled expansion of our network footprint to Tucson and other high-growth Arizona markets.

$19M	$5M	$8.0M	$37.3M	5.1x	11/06
REVENUE	EBITDA (PRE-SYNERGIES)	EBITDA (POST-SYNERGIES)	PURCHASE PRICE	EBITDA MULTIPLE (POST-SYNERGIES)	ACQUISITION COMPLETED

1,443	45,000	60
CUSTOMERS	ACCESS LINES	ASSOCIATES



EVERETT
SEATTLE
TACOMA
YAKIMA
PORTLAND
SALEM
EUGENE
BEND
MEDFORD
BOZEMAN
BILLINGS
ST. CLOUD
DULUTH
MINNEAPOLIS
ST. PAUL
ROCHESTER
SALT LAKE CITY
SANTA ROSA
RENO
FORT COLLINS
DENVER
COLORADO SPRINGS
PHOENIX
TUCSON
LEGEND
Redundant, Tier One Transit Providers
Fully Redundant, IP Backbone
Planned Connectivity
16 Core Routers
65 Aggregation / Edge Routers



LOOKING AHEAD

In 2007 we will be launching our VoIP-based flexible bandwidth product and will be expanding our network into new markets.

Eschelon has been slower than some of our competitors to introduce VoIP-based services to network customers. Early promises of lower-cost network infrastructure versus Time Division Multiplex (TDM) technology were difficult to realize, and voice quality and customer equipment compatibility issues continued to plague early VoIP providers. Eschelon's sales close rate and customer retention success was actually better against VoIP competitors than other TDM providers, so there there has been no clear advantage to being an early adopter of VoIP to business customers in our markets.

Over the last several years, however, there have been significant improvements in voice quality, customer equipment compatibility and the cost-related economics of providing VoIP products. In addition to these improved product characteristics, the major ILECs have successfully deployed carrier-class VoIP infrastructures in major metropolitan areas.

Leveraging our existing carrier-class Internet Protocol – MultiProtocol Label Switching (IP-MPLS) network infrastructure, we will be able to deliver a 100% IP, Quality of Service (QoS) enabled network to our customers. We have begun to order soft switch upgrades for our existing Nortel DMS-500 platforms. These upgrades and enhancements will allow us to deliver IP-based voice services with good capital efficiency using our existing trunking and back office infrastructure.

Unlike VoIP-only providers who have no product offering for customers whose application or premise equipment is not compatible with VoIP technology, Eschelon will be able to offer our customers the choice of analog lines, fixed bandwidth T-1 TDM-based services or flexible bandwidth VoIP. Rather than instructing customers to leave their fax or modem line with the incumbent carrier as some VoIP-only providers do, Eschelon will offer a true, single-provider solution for all of the customer's telecommunications needs including business telephone systems.

We will be ordering equipment and completing detailed design specifications during the first quarter of 2007. We expect the equipment to be installed by the second quarter with initial VoIP flexible bandwidth services to be delivered to customers early in the third quarter.

We have also ordered the collocation sites to support the second phase of our three-phase network expansion. In 2007 we will open six new markets: Tucson, Arizona – Fort Collins and Colorado Springs, Colorado – and Duluth, St. Cloud and Rochester, Minnesota. We will sequentially build out these collocation sites and begin to deliver services starting in second quarter of this year. These sites will be equipped to deliver T-1 based services with both TDM fixed bandwidth and VoIP-based flexible bandwidth capabilities. Sixty additional direct network services sales associates will be added as the new markets open throughout 2007.

The current plan for the final phase of our network expansion is to open additional major markets in 2008.

FINANCIAL HIGHLIGHTS

Eschelon Telecom, Inc.'s revenue for 2006 increased by 20.5 percent to $274.5 million, compared with $227.7 million for 2005. The increase was due to the inclusion of the companies acquired in 2006, organic access line growth, and new telephone systems sales. Network Services revenue increased by 21.2 percent in 2006 to $244.7 million from 2005 primarily driven by the acquisitions of Oregon Telecom, OneEighty Communications and Mountain Telecommunications. BTS revenue grew 15.1 percent to $29.8 million compared to $25.9 million in 2005.

Gross margin for the year ended December 31, 2006 was 57.3 percent of revenue compared with 55.2 percent for the year ended December 31, 2005. The increase was primarily due to the inclusion of the companies acquired during 2006, access line growth, new telephone system sales and the Global Crossing settlement in 2005. Adjusting for the settlement, gross margin was 57.3 percent for all of 2005.

Consolidated Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) for 2006 was $55.5 million compared to $41.1 million for 2005 – an increase of 35.3 percent. The increase was driven by acquisitions and, to a lesser extent, organic line growth. Operating expense increases year over year tempered Adjusted EBITDA growth due to the addition of acquired companies and related integration activities as well as the sales force expansion. However, even with the increased level of expenses, sales, general and administrative expenses, as a percentage of revenue, decreased to 37.7 percent in 2006 from 39.7 percent in 2005.

Eschelon's liquidity position remained very strong in 2006 with $39.5 million in cash, cash equivalents, restricted cash and available-for-sale securities on our balance sheet at year-end.

Access lines in service grew to 598,329 for the year ended December 31, 2006. This is a 44.0 percent increase from December 31, 2005. Lines from acquired companies and record-high levels of both organic sales and installations drove the increase. We sold a record 151,336 access line equivalents in 2006, a 39.3 percent increase over lines sold in 2005. In October we completed the first phase of a planned three-phase network expansion. The expansion increased our network-based product availability in our current major markets and added over 560,000 potential lines to our marketable base. Sixty new direct network service sales associates were added as part of the expansion bringing the total to 265 by the end of 2006. We also saw a rapid expansion of our agent program as we became one of the only providers to offer a common, on-network product set to multi-location customers in our major markets.

Our integrated T-1 product that carries both voice and data traffic continues to sell well in our market segment. Approximately 76% of new lines sold in Q4 were delivered over T-1 versus approximately 59% in the fourth quarter of 2005. Our new FlexPak product, which was introduced at the beginning of this year, has quickly become our best selling product. FlexPak is designed to be a more reliable, T-1-based alternative to analog voice lines and DSL and is also a strong competitive response to dynamic bandwidth products from VoIP providers as we open the entire portion of the unused bandwidth for IP use. The product also integrates seamlessly with some of our smaller hybrid key telephone systems, resulting in an increase in combination network/IP/telephone equipment bundles sold.

We ended 2006 with average monthly customer line churn of 1.28%, the lowest ever for Eschelon. The increased sales of products delivered over T-1s and greater percentages of our customers taking BTS products were the primary drivers of the lower churn along with increased overall customer satisfaction. Eschelon monitors customer satisfaction very closely conducting nearly 10,000 customer satisfaction telephone surveys each year. A high level of satisfaction leads to longer relationships with our customers and also creates an important lead source for our continued growth. In 2006, more than 94% of customers surveyed indicated they would recommend or already had recommended Eschelon to a colleague.

SELECTED FINANCIAL DATA

TOTAL REVENUE
(dollars in millions)



$121.9
$141.1
$158.1
$227.7
$274.5
02 03 04 05 06

ADJUSTED EBITDA[1]
(dollars in millions)



($2.7)
$14.1
$25.5
$41.1
$55.5
02 03 04 05[2] 06

TOTAL ACCESS LINES IN SERVICE



158,565
206,421
250,353
415,452
598,329
600
500
400
300
200
100
0
02 03 04 05 06
Voice access lines
Data access lines

PERCENT OF NEW ACCESS LINES INSTALLED ON-NET



77%
87%
92%
97%
95%
02 03 04 05 06

AVERAGE MONTHLY LINE CHURN



1.87%
1.60%
1.48%
1.34%
1.28%
02 03 04 05 06

LINES SOLD



86,083
87,885
88,402
108,626
151,336
02 03 04 05 06

[1]See page 12 for Adjusted EBITDA Reconciliation to Net Loss
[2]Excludes Global Crossing settlement of $4.7M in June, 2005

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

Eschelon Telecom, Inc.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	DECEMBER 31, 2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 21,146	$ 26,062
Restricted cash	1,224	996
Available-for-sale securities	17,097	4,760
Accounts receivable, net of allowance for doubtful accounts of $903 and $492, respectively	27,592	22,996
Other receivables	4,025	3,052
Inventories	3,552	2,927
Prepaid expenses	2,314	2,294
Total current assets	**76,950**	**63,087**
Property and equipment, net	145,785	126,452
Other assets	2,185	1,506
Goodwill	59,670	7,168
Intangible assets, net	45,931	33,333
Total assets	**$ 330,521**	**$ 231,546**
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 17,641	$ 16,400
Accrued telecommunication costs	5,730	4,227
Accrued office rent	2,521	2,035
Accrued interest expense	3,829	2,646
Other accrued expenses	7 433	5,485
Deferred revenue	10 109	7,921
Accrued compensation expenses	4,174	2,809
Capital lease obligations, current maturities	3,131	2,430
Total current liabilities	**54,568**	**43,953**
Long-term liabilities:		
Other long-term liabilities	1,262	251
Capital lease obligations, less current maturities	2,201	2,964
Notes payable	141,040	92,125
Total liabilities	**199,071**	**139,293**
Stockholders' equity:		
Common stock, $0.01 par value per share; 200,000,000 shares authorized; issued and outstanding shares—17,997,869 shares and 14,634,279 shares, respectively	176	146
Additional paid-in capital	289,101	248,199
Accumulated other comprehensive income	–	56
Accumulated deficit	(157,827)	(155,047)
Deferred compensation	–	(1,101)
Total stockholders' equity	**131,450**	**92,253**
Total liabilities and stockholders' equity	**$ 330,521**	**$ 231,546**

Consolidated Operating Income (Loss) to Gross Profit Reconciliation

Eschelon Telecom, Inc.

(DOLLARS IN THOUSANDS)	YEAR ENDED DECEMBER 31, 2006	2005
Operating Income (Loss)	**$ 11,619**	**$ (4,273)**
Sales, general and administrative expense	103,569	90,310
Depreciation and amortization expense	42,247	39,653
Gross Profit	**$ 157,435**	**$ 125,690**

See accompanying 10-K

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations

Eschelon Telecom, Inc.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED DECEMBER 31, 2006	2005	2004
Revenue:			
Network services	$ 244,702	$ 201,835	$ 131,780
Business telephone systems	29,824	25,908	26,316
	274,526	**227,743**	**158,096**
Costs and expenses:			
Network services expense (exclusive of depreciation and amortization)	98,664	85,914	47,354
Business telephone systems cost of revenue	18,427	16,139	15,979
General and administrative	65,186	56,431	41,755
Sales and marketing	38,383	33,879	27,500
Depreciation and amortization	42,247	39,653	31,105
Operating income (loss)	**11,619**	**(4,273)**	**(5,597)**
Other income (expense):			
Interest income	3,165	691	124
Interest expense	(17,532)	(28,125)	(11,452)
Gain on extinguishment of debt	–	–	18,195
Other income (expense)	(32)	65	(155)
Income (loss) before income taxes	**(2,780)**	**(31,642)**	**1,115**
Income taxes	–	(4)	(4)
Net income (loss) from continuing operations	**(2,780)**	**(31,646)**	**1,111**
Income from discontinued operation, net of tax	–	329	–
Gain on sale of discontinued operation, net of tax	–	326	–
Net income (loss)	**(2,780)**	**(30,991)**	**1,111**
Less preferred stock dividends and premium paid on repurchase of preferred stock	–	–	(4,292)
Net loss applicable to common stockholders	$ (2,780)	$ (30,991)	$ (3,181)
Basic and diluted income (loss) per share:			
Continuing operations	$ (0.17)	$ (5.32)	$ (11.11)
Discontinued operation	–	0.11	–
Net loss	$ (0.17)	$ (5.21)	$ (11.11)
Weighted average shares outstanding:			
Basic and diluted	**16,467,972**	**5,949,310**	**287,393**

Consolidated Net Loss to EBITDA and Adjusted EBITDA Reconciliation

Eschelon Telecom, Inc.

(DOLLARS IN THOUSANDS)	YEAR ENDED DECEMBER 31, 2006	2005
Net loss	**$ (2,780)**	**$ (30,991)**
Interest expense, net	14,367	27,434
Income taxes	–	4
Depreciation and amortization	42,247	39,653
EBITDA	**53,834**	**36,100**
Stock-based compensation expense	1,679	936
Loss on disposal of assets	67	260
Gain on sale of available-for-sale securities	(77)	(326)
Other (income) expense, net	43	–
Global Crossing settlement	–	4,748
Income from discontinued operation	–	(329)
Gain on sale of discontinued operation	–	(326)
Adjusted EBITDA	**$ 55,546**	**$ 41,063**

See accompanying 10-K

2006 FORM 10-K

IMPORTANT INFORMATION ABOUT OUR PENDING MERGER WITH INTEGRA TELECOM

On Tuesday, March 20, 2007, Eschelon announced that it had signed a definitive agreement to be acquired by Portland, Oregon-based Integra Telecom, Inc., a privately held integrated communications provider.

Under the terms of the agreement, which was approved by the boards of directors both companies, Integra Telecom will acquire Eschelon for $30.00 a share in cash, which equates to a total equity value of approximately $565 million on a fully diluted basis. The transaction is subject to the approval of a majority of Eschelon's shareholders and the satisfaction of customary closing conditions and regulatory approvals.

In connection with the merger, Eschelon will file a proxy statement and other materials with the Securities and Exchange Commission. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Eschelon and its officers and directors may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding such individuals is included in Eschelon's proxy statements and Annual Reports on Form 10K previously filed with the Securities and Exchange Commission and will be included in the proxy statement relating to the proposed transaction when it becomes available. You may obtain Eschelon's proxy statement, when it becomes available, any amendments or supplements to the proxy statement and other relevant documents free of charge at www.sec.gov. You may also obtain a free copy of Eschelon's proxy statement, when it becomes available, any amendments and supplements to the proxy statement and other relevant documents by writing to Eschelon at 730 Second Avenue South, Suite 900, Minneapolis, MN 55402, Attn: Investor Relations or at www.eschelon.com under the tab "Investor Relations" and then under the heading "SEC Filings."

As filed with the Securities and Exchange Commission on March 12, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

**FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM TO

Commission File Number: 000-50706

ESCHELON TELECOM, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**41-1843131** (I.R.S. Employer Identification No.)
730 Second Avenue Minneapolis, MN (Address of principal executive offices)	**55402** (Zip Code)

Registrant's telephone number, including area code: **(612) 376-4400**
Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**The NASDAQ Global Market**

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to the Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2006, the aggregate market value of the common stock held by non-affiliates of the registrant was $160,416,737 based on a closing price of $15.47 on The NASDAQ Global Market on such date.

As of February 28, 2007, the number of outstanding shares of the registrant's Common Stock, par value $0.01 per share, was 18,065,141 shares.

DOCUMENTS INCORPORATED BY REFERENCE

A portion of the information required by Part III of the Form 10-K is incorporated by reference from portions of our definitive proxy statement for our 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

TABLE OF CONTENTS

Part I

Part II

Part III

Part IV

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of, and which have been made pursuant to, the U.S. Private Securities Litigation Reform Act of 1995. We make "forward-looking statements" throughout this annual report. Whenever you read a statement that is not solely a statement of historical fact (such as when we state that we "may," "will" or "plan to" perform in a certain manner or that we "intend," "believe," "expect," "anticipate," "estimate" or "project" that an event will occur, or the negative thereof, and other similar statements), you should understand that our expectations may not be correct, although we believe that they are reasonable. You should also understand that our plans may change. The forward- looking information contained is generally located in the sections of this annual report entitled "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," but may be found in other locations as well. These forward-looking statements generally relate to our strategies, plans and objectives for future operations and are based upon management's current plans and beliefs or estimates of future results or trends.

Forward-looking statements, such as those regarding management's present plans or expectations for new product offerings, capital expenditures, cost-saving strategies and growth are not guarantees of future performance. They involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with third parties and the factors discussed in the section entitled "Risk Factors" and elsewhere herein, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding management's present expectations for operating results and cash flow involve risks and uncertainties relative to these and other factors, such as the ability to increase revenues and/or to achieve cost reductions and other factors discussed in the section entitled "Risk Factors" or elsewhere herein, which also would cause actual results to differ from present plans. Such differences could be material. All forward-looking statements attributable to us or by any persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

As such, actual results or circumstances may vary materially from such forward-looking statements or expectations. Readers are also cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date these statements were made. Except as required by law, we may not update these forward-looking statements, even if our situation changes in the future.

PART I

Item 1. Business.

Overview

Eschelon Telecom, Inc. ("we" or "the Company") is a competitive local exchange carrier ("CLEC"), headquartered in Minneapolis, Minnesota. The Company was originally incorporated in Minnesota in 1996 under the name Advanced Telecommunications, Inc. and subsequently its state of incorporation was changed to Delaware. We are a leading facilities-based provider of integrated voice and data communications services to small and medium-sized businesses in 45 markets in the western United States. Our voice and data services, which we refer to as network services, include local dial tone, long distance, enhanced voice features and Internet access services. We also sell, install and maintain business telephone and data systems and equipment, which we refer to as business telephone systems ("BTS"). We provide these products and services individually or in customized packages to address our customers' need for a fully-outsourced voice and data network solution. We believe that our high quality, personalized service and customized packages contribute to our low monthly customer line churn, which for 2006 and 2005 averaged 1.28% and 1.34%, respectively. As of December 31, 2006, we provided service through approximately 598,000 total access lines. For the year ended December 31, 2006, we generated consolidated revenue of $274.5 million.

Our network is designed to meet the voice and data communications needs of our customers. The Eschelon voice and data traffic is switched through eight Nortel DMS 500 voice switches, seven Lucent 5ESS voice switches, 10 Nortel Passport ATM switches and a Cisco IP network. We have physical colocations in 150 unique incumbent local exchange carrier ("ILEC") central offices through which we provide voice services over unbundled network elements ("loops") or integrated voice and data services over T1 lines. We also provide service via commercial agreements, formally known as Unbundled Network Element Platform ("UNE-P"), typically for multi-location customers who need additional access lines in locations where we do not own facilities. As of December 31, 2006, approximately 85% of our total access lines in service were served on our network, which we refer to as "on-net". In addition, for 2006, new access lines installed on-net represented 95% of our total new access lines installed.

On April 1, 2006, we acquired Oregon Telecom, Inc. ("OTI") a privately-held competitive services provider based in Salem, Oregon for $20.3 million. The acquisition expands our market presence in the Pacific Northwest. On October 1, 2006, we completed the acquisition of OneEighty Communications, Inc. ("OneEighty"), a competitive services provider based in Billings, Montana for $10.2 million. The acquisition of OneEighty establishes a market presence in Montana. On November 1, 2006, we completed the acquisition of Mountain Telecommunications, Inc. ("MTI"), a competitive services provider based in Tempe, Arizona for $37.3 million. MTI provides services in Phoenix, Tucson and markets throughout the state of Arizona expanding our market presence in Arizona. We also have signed an agreement with Tel West Communications, LLC ("TelWest") whereby we would acquire their access lines for $500 per line as we migrated them to our network. We expect to acquire and migrate approximately 11,000 lines from TelWest by March 31, 2007.

On February 19, 2007, we announced that a definitive agreement had been signed to acquire United Communications, Inc. ("UNICOM"), a privately-held competitive services provider based in Bend, Oregon. We will pay approximately $13.9 million to acquire UNICOM. The acquisition is expected to close in the second quarter of 2007.

Industry Overview

For 2006, IDC, an independent industry research firm, estimated telecommunications spending by business customers would be $330 billion. This spending level is expected to grow to approximately $340 billion by 2009. The compound average growth rate of data services from 2005 to 2009 is expected to be 12.8%, while the rate for voice services over the same period is forecasted to decline 2.2%. In 2005, according to the Federal Communications Commission ("FCC"), there were 178.2 million switched access lines in service to end-users and competitive local exchange carriers served over 34.1 million lines of those lines.

Our Markets

We operate in 45 markets in the states of Arizona, California, Colorado, Minnesota, Montana, Nevada, Oregon, Utah and Washington. According to the U.S. Census Bureau, the states where we provide service are among the fastest growing in terms of population in the nation. All of our states are among the top 25 fastest growing states, with Nevada and Arizona ranking as the two fastest growing states in the country. From 2000 to 2006, it is estimated that the population in our states grew 9.5%, which is significantly faster than the national average of 6.4%.

Products and Services

We provide our customers a complete package of voice, data and BTS products and services. Within our three product lines, we provide a wide range of alternatives and customized service packages allowing us to reach a large number of potential customers and provide a comprehensive product solution. We sell products and services at competitive prices, but focus on product quality and customer service to attract and maintain customers.

Voice Services. We provide customized packages of voice services to fulfill all of our customers' voice communication needs. We offer local telephone services, including basic dial tone services and vertical features such as call forwarding, call waiting and call transfer; advanced call management capabilities such as calling number identification, caller name identification, automatic call back and distinctive ringing; plus enhanced services such as voice mail and direct inward dialing. Our services are provided via analog and digital service platforms. We offer a full range of intra-state, inter-state and international long distance services and calling plans to customers. Our services include "1+" outbound calling, inbound toll free service and associated services such as dedicated long distance, operator and directory assistance and calling cards.

Data Services. Our data offerings are designed to provide a full range of services to our customers. We offer high-speed data transmission services, such as dedicated, broadband Internet access and DSL, and we also provide and support e-mail and web-hosting services. Our IDSL product allows us to reach customers beyond the typical distance threshold of a normal DSL product. Our data services are offered at transmission speeds that range from 56Kbps to 6Mbps.

Business Telephone Systems. We provide telephone equipment systems and voice messaging products. We also procure and install voice and data cable, patch panels, routers and other network hardware. We offer customers multi-year maintenance agreements to maintain and upgrade their systems. Some of our key manufacturers include Mitel, Inter-Tel, NEC, Cisco and Adtran.

The following table summarizes our product and service offerings:

Voice Services	Data Services	Business Telephone Systems
Local Analog and Digital Services	Dial-Up, Dedicated and Broadband Internet Access	Customer Premise Telephone Equipment and Accessories
Vertical Features	Point to Point Services	Data Communications Equipment
Long Distance	SPAM Filtering	Voice Mail Systems
Other Enhanced Services	E-Mail	IP Phone Systems
	Web-Hosting	After Market Maintenance and Upgrade Contracts

Sales and Marketing

We employ a direct sales and marketing strategy which allows us to take a consultative approach in selling services to our customers. Our sales force is trained to focus on product differentiation, customized packages and superior customer service. We also offer our customers a competitive price. We carefully manage each sales proposal within pricing parameters that ensure each new customer provides a targeted level of profitability. We centrally manage these pricing parameters based on an extensive cost and competitive analysis for each market. We provide incentives to our sales force to focus on selling customized packages that can be serviced on-net. For 2006, 98% of our total access lines sold were on-net.

As of December 31, 2006, our direct sales force consisted of 265 network communications specialists and 42 BTS communications specialists. Our network and BTS communications specialists integrate their efforts through a team approach created by a cross-commission structure that provides incentives for them to cross-sell products and services.

In 2004, we began using third party agents to also sell our services and systems to complement the sales of our direct sales force. This agent channel reaches customer segments that are generally not available to our direct sales force. In 2006 our agent channel accounted for approximately 12% of our access lines sold.

As a result of our direct sales strategy, we generally have not spent funds on television, radio or multi-media advertising. However, we intend to continue our involvement in local community activities in each of our markets in order to create more publicity and name recognition for our company.

Our Customers

Our customers are generally small and medium-sized businesses with fewer than 100 employees and cross a variety of industries including professional services, communications, technology and heavy industry. During 2006, we did not have any end-user customer representing more than 1% of our total revenue. We do not generate a significant amount of wholesale carrier revenue (other than carrier access and reciprocal compensation revenue) or wholesale Internet service provider revenue. We currently serve over 60,000 customers.

Customer Service and Retention

We provide our customers with superior customer service, which is driven by a highly personalized, integrated team approach. Our local customer service representatives and repair service bureau associates are supported by customer service professionals in our markets and in our call centers. Each new customer is contacted multiple times by our service delivery team during the service initiation process to ensure accuracy and on-time delivery of services ordered.

We segment our customer base to better serve their specific needs. We have national account managers responsible for maintaining relationships with large and multiple location accounts and local account managers responsible for single market accounts. The local and national account managers coordinate service requests with our call center associates to ensure customer satisfaction.

Our "866-Eschelon" customer service number provides a single contact point for customers to gain quick access to customer service or their account manager. Our associates consistently answer calls within 20 seconds. Our call centers are staffed by trained associates whose performance is closely monitored. Our centrally managed service platform allows us to actively track and analyze call response times, trouble ticket resolution and customer satisfaction for every in-bound call received. Our centralized repair service bureau is complemented by our field service technicians who can readily be deployed to the customer premises. We also regularly survey our customers allowing us to track, analyze and adjust service and processes as necessary.

We have a centralized network operating center through which we monitor our network on a 24x7 basis and are able to detect and troubleshoot many types of network problems before our customers are aware of them.

Our senior director of customer retention is responsible for coordinating our sales force, repair service bureau, national and local account managers, customer service organization and retention team to proactively manage customer retention. All members of these groups are trained to identify at-risk customer accounts, which are then referred to our retention team for specific, personalized care. We analyze our survey, performance and churn data on a monthly basis to better understand our customers and to implement or alter operating procedures to improve our operations and customer retention.

Due to our sales force expansion and recently acquired TelWest lines, our installation backlog has increased. We expect backlog to return to our targeted level over the next 3-4 months.

Network Overview and Deployment

We have constructed our network around owned switching and colocation equipment. Our network is a system of switches and equipment colocated in Regional Bell Operating Companies ("RBOC") central offices or carrier hotels that are interconnected using company operated fiber rings and leased transport, which is then linked to customers' premises using leased loops. In almost all cases, we purchase the last mile connection from the RBOC.

Voice and Data Switches. We have deployed Nortel, Lucent, Tellabs and Cisco equipment in each of our major markets. We use Nortel DMS and Lucent 5ESS switches for local dial tone services, the Tellabs digital crossconnect system (DACS) for terminating, routing and aggregating on DS1/DS3 transport and customer connections, and Nortel Passport ATM switches in combination with Cisco core and edge routers for advanced data services. We believe the Nortel DMS 500 and Lucent 5ESS switches are reliable, proven platforms for providing local services. The Nortel Passport ATM switches are highly flexible and integrate well with the Cisco IP platforms to provide network services over common network infrastructures.

Colocation Equipment. We use Zhone Technologies, Inc. Universal Edge 9000, or UE9000, access node equipment and Lucent AnyMediaFast Digital Loop Carriers in each of the 150 unique RBOC central offices in which we have physically colocated in order to provide local analog line service to our customers. The UE9000 access node and AnyMediaFast enable effective delivery of industry standard voice service offerings. We have also deployed Adtran 4303 and Verso Sechtor 300 devices in our switch rooms and various colocations and, together with the addition of an integrated access device at customer premise locations, we are able to offer network voice and data services over a single T1 line. In select colocations, we also use Nokia's DSLAMs in order to provide on-net DSL services. The UE9000, AnyMediaFast, Adtran 4303, Sechtor 300 and Nokia devices are high density voice and data equipment that fit into a single network bay, thereby reducing costly colocation space required in RBOC central offices.

Intra-City Transport Deployment. We utilize fiber transport in a SONET ring configuration to connect host sites to RBOC colocations. We also use leased transport with carrier diversity for network reliability. As customer line concentrations increase in a colocation, we are able to take advantage of carrier diversity techniques. Where fiber is not deployed, transport between our switches and our colocations is provided over more than one route in all cases and is purchased from more than one provider in most cases. Using multiple routes and providers gives us a more robust network that maintains functionality should a transport route incur a failure. By diversifying our high capacity circuits across multiple vendors in each market, we maintain higher levels of network reliability and lower network costs.

Inter-City Backbone Network. Our Cisco routers and Nortel Passport ATM switches provide data traffic switching in our major markets. These devices are interconnected through leased long-haul transport obtained from multiple wholesale providers. This backbone carries IP data traffic between switch locations. Customer access to the Internet and virtual private networks travel over this network. We utilize redundant, state-of-the-art transmission and switching technology that carries both T1-based and DSL-based IP traffic more efficiently than traditional dedicated circuit networks.

Customer Access Methods. We have the ability to serve small and medium-sized businesses in our markets by one or more of the following methods:

- ***T1.*** Larger customers can be served with leased high capacity connections directly from our colocation equipment to the customer's location. We also offer the ability to share a single T1 connection for both voice and data services and to allocate the circuit capacity for voice and data depending upon customer requirements. For 2006, 72% of new access lines installed were installed on T1 circuits.

- ***Analog UNE-loop.*** To provide analog voice services, we colocate our telephone access equipment in the RBOC's central offices and lease the RBOC's facilities, known as unbundled network elements, or UNEs, to connect customer locations to our colocation equipment. Smaller customers are most likely to be served with this method. We provide broad facilities-based coverage by colocating in densely-populated areas so that we can access unbundled network elements reaching the majority of the estimated business access lines within our selling areas.

- ***DSL.*** We provide dedicated connections to certain customers using conventional "twisted pair" copper wire employing DSL technology. Our customers use DSL lines for data applications such as Internet access, intranets, extranets, telecommuting, e-commerce, e-mail, video conferencing and multimedia. DSL is provided on the same copper wires as voice service or as a dedicated line dependent upon customer situations. DSL is not available to all customers due to copper loop length limitations and RBOC plant configurations.
- ***ILEC Commercial Agreements.*** We have commercial agreements in place that replace UNE-P platform in both the Qwest and Verizon territories in which we operate.
- ***Centrex Resale.*** We resell Centrex services in the Eschelon legacy Reno market. Centrex is a value-added business telephone service we purchase from AT&T at wholesale rates and invoice on our own bills.

Competition

The communications industry is highly competitive. Our ability to compete effectively depends upon our continued ability to maintain high quality, market-driven services at prices competitive to those charged by the RBOCs. Many of our current and potential competitors have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than ours, as well as other competitive advantages over us.

RBOCs. In our existing markets, we compete principally with Qwest. Qwest and other RBOCs have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than ours, have the potential to subsidize competitive services with revenue from a variety of businesses, and currently benefit from existing regulations that favor RBOCs over us in some respects. As a relatively recent entrant in the communications services industry, we may not achieve a major share of the market for any of our services. While regulatory initiatives based on the Telecommunications Act of 1996, or ("the Telecom Act"), which allow competitive service providers such as us to interconnect with Qwest's facilities, provide increased business opportunities for us, these interconnection opportunities have been, and likely will continue to be, accompanied by increased pricing flexibility for and relaxation of regulatory oversight of Qwest and the other RBOCs. Future regulatory decisions could grant the RBOCs greater pricing flexibility or other regulatory relief. These initiatives could have a material adverse effect on us.

Competitive Service Providers and Other Market Entrants. We also face competition from other competitive service providers. Consolidation and strategic alliances within the communications industry or the development of new technologies could put us at a competitive disadvantage. The Telecom Act radically altered the market opportunity for new competitive service providers. Because the Telecom Act requires RBOCs to unbundle their network services, new competitive service providers are able to rapidly enter the market by installing switches and leasing local loops.

In addition to the new competitive service providers, RBOCs and other competitors described above, we may face competition from other market entrants such as cable television companies, wireless service providers and virtual service providers using Voice over Internet Protocol (VoIP) over the public Internet or private networks. Electric utility companies have existing assets and low cost access to capital which could allow them to enter a market and accelerate network development. Cable television companies are entering the communications market by upgrading their networks with hybrid fiber coaxial lines and installing facilities to provide fully interactive transmission of broadband voice, video and data communications. Wireless service providers are developing wireless technology for deployment in the United States, intending to provide a broadband substitute for traditional wireline local telephones. Some companies are delivering voice communications over the Internet.

Long Distance Service. The long distance communications industry has numerous entities competing for the same customers which has historically created high churn as customers frequently change long distance providers in response to offerings of lower rates or promotional incentives. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. Our primary competitors for long distance services are interexchange carriers, RBOCs and resellers. We believe that pricing levels are a principal competitive factor in providing long distance service; however, we seek to avoid direct price competition by packaging long distance service, local service and Internet access service together with a simple pricing plan.

Data/Internet Services. The Internet services market is highly competitive, and we expect that competition will continue to intensify. Internet service, meaning both Internet access and on-line content services, is provided by Internet services providers, RBOCs, satellite-based companies, long distance providers and cable television companies. Many of these companies provide direct access to the Internet and a variety of supporting services to businesses and individuals. In addition, many of these companies, such as AOL and MSN, offer on-line content services consisting of access to closed, proprietary information networks. Satellite companies are offering broadband access to the Internet from desktop PCs. Cable companies are providing Internet services using cable modems to customers in major markets. Many of these competitors have substantially greater brand recognition and more financial, technological, marketing, personnel and other resources than those available to us.

Business Telephone Systems Sales. We compete with numerous equipment vendors and installers and communications management companies for business telephone systems and related services. We generally offer our products at prices consistent with other providers and differentiate our service through our product packages and customer service.

Employees

As of February 28, 2007, we had 1,390 full-time equivalent employees. Twenty-seven field service technicians are members of the International Brotherhood of Electrical Workers (IBEW). A collective bargaining agreement with the IBEW is in effect through February 29, 2008.

We believe that relations with our employees, including members of the labor union, are good. We have not experienced any work stoppage due to labor disputes.

Executive Officers

Our executive officers and directors as of December 31, 2006 are as follows:

Name	Age	Start of Service	Position(s)
Executive Officers:			
Clifford D. Williams	59	1996	Chairman of the Board and Founder
Richard A. Smith	56	1998	Director, President and Chief Executive Officer
Geoffrey M. Boyd	39	2000	Chief Financial Officer
Robert E. Pickens	46	1996	Chief Operating Officer
David A. Kunde	47	1999	Executive Vice President, Engineering and Network Operations
Arlin B. Goldberg	50	1996	Executive Vice President, Information Technology
J. Jeffery Oxley	52	1999	Executive Vice President, Law and Policy
Steven K. Wachter	45	1999	Executive Vice President, Sales
William D. Markert	42	1999	Executive Vice President, Network Financial Management
Non-Management Directors:			
James P. TenBroek	45	2000	Director
Marvin C. Moses	62	1999	Director
Mark E. Nunnelly	48	1999	Director
Ian K. Loring	40	2001	Director
Louis L. Massaro	60	2005	Director

Regulation

Overview

We are subject to federal, state, local and foreign laws, regulations, and orders affecting the rates, terms, and conditions of certain of our service offerings, our costs, and other aspects of our operations, including our relations with other telecommunications service providers. Regulation varies from jurisdiction to jurisdiction, and may change in response to judicial proceedings, legislative and administrative proposals, government policies, competition, and technological developments. We cannot predict what impact, if any, such changes or proceedings may have on our business or results of operations, and we cannot guarantee that regulatory authorities will not raise material issues regarding our compliance with applicable regulations.

In general, the FCC has jurisdiction over our facilities and services to the extent they are used in the provision of interstate or international communications services. State regulatory commissions, commonly referred to as PUCs (public utility commissions), generally have jurisdiction over facilities and services to the extent they are used in the provision of intrastate services, unless Congress or the FCC has preempted such regulation. Local governments may regulate aspects of our business through zoning requirements, permit or right-of-way procedures, and franchise fees. Foreign laws and regulations apply to communications that originate or terminate in a foreign country. Our operations also are subject to various environmental, building, safety, health, and other governmental laws and regulations. Generally, the FCC and PUCs do not regulate the Internet, video conferencing, or certain data services, although the underlying communications components of such offerings may be regulated.

Federal law generally preempts state statutes and regulations that restrict the provision of competitive local, long distance and enhanced services; consequently, we generally are free to provide the full range of local, long distance and data services in every state. While this federal preemption greatly increases our potential for growth, it also increases the amount of competition to which we may be subject. Enforcing federal preemption against certain state policies and programs may be costly and may involve considerable delay.

Federal Regulation

The Communications Act of 1934, as amended, or ("the Communications Act"), grants the FCC authority to regulate interstate and foreign communications by wire or radio. We are regulated by the FCC as a non-dominant carrier and are subject to less comprehensive regulation than dominant carriers, but we remain subject to numerous requirements of the Communications Act, including certain provisions of Title II, applicable to all common carriers, which require us to offer service upon reasonable request and pursuant to just and reasonable charges and terms, and which prohibit unjust or unreasonable discrimination in charges or terms. The FCC has authority to impose additional requirements on non-dominant carriers.

The Telecom Act amended the Communications Act to eliminate many barriers to competition in the U.S. communications industry. The Telecom Act set basic standards for relationships between communications service providers, including relationships between new entrants and RBOCs. In general, the Telecom Act requires RBOCs to provide competitors with nondiscriminatory access to and interconnection with RBOC networks, and to provide UNEs at cost-based prices. The FCC and PUCs have adopted rules to implement the Telecom Act and to encourage competition.

Long Distance Competition. Section 271 of the Communications Act, enacted as part of the Telecom Act, established a process by which an RBOC could obtain authority to provide long distance service in a state within its region. The process required demonstrating to the FCC that the RBOC has adhered to a 14-point competitive checklist and that granting such authority would be in the public interest. All of the RBOCs have received FCC approval to provide in-state long distance service within their respective regions. Receipt of Section 271 authority by the RBOCs has resulted in increased competition in certain markets and services.

The RBOCs have a continuing obligation to comply with the 14-point competitive checklist, and are subject to continuing oversight by the FCC and PUCs. Each RBOC must comply with state-specific Performance Assurance Plans, or PAPs, pursuant to which an RBOC that fails to provide access to its facilities in a timely and commercially sufficient manner must provide to affected CLECs compensation in the form of cash or service credits. We have received PAP payments from Qwest in Arizona, Colorado, Minnesota, Oregon, Utah and Washington. We receive PAP payments from AT&T in Nevada and California. Our ability to obtain adequate interconnection and access to UNEs on a timely basis could be adversely affected by an RBOC's failure to comply with its Section 271 obligations.

Under Section 272 of the Communications Act, the RBOCs are also required to provide in-region inter-LATA services through separate affiliates and subject to certain other safeguards. The Section 272 requirements, other than the obligation not to discriminate against other providers requesting service, are subject to a statutory sunset three years after an RBOC is authorized under Section 271 to provide in-region inter-LATA services in a given state, unless the FCC extends the three year period by rule or order. In all the states in which we operate, the RBOC's Section 272 requirements have sunset. The sunset of Section 272 requirements could make it easier for the RBOCs to engage in discrimination, which would adversely affect our ability to compete. In addition, if the FCC granted the RBOCs permission to cease complying with dominant carrier regulations even when they provide local and inter-LATA services on an integrated basis (that is, without structural separation), that also could make it harder to detect discrimination and thus adversely affect our ability to compete.

Interconnection Agreements. Pursuant to FCC rules implementing the Telecom Act, we negotiate interconnection agreements with RBOCs to obtain access to UNEs and services, generally on a state-by-state basis. We currently have interconnection agreements in effect with Qwest for the states of Arizona, Colorado, Minnesota, Montana, Oregon, Utah and Washington, with AT&T for the states of Nevada and California, and with Verizon for the states of Washington and Oregon. If we enter new markets, we expect to establish interconnection agreements with RBOCs on an individual state basis. As discussed below, changes to our agreements based upon recent FCC orders ultimately will be incorporated into our interconnection agreements, but whether these changes will be affected by negotiation or arbitration is uncertain.

Interconnection agreements typically have three-year terms. At the end of the term the parties can terminate the agreement or, if either party so requests, the agreement goes into an "evergreen" status where it is still in effect until a new agreement is reached. All of our interconnection agreements are in evergreen status. We are in the process of arbitrating our interconnection agreements with Qwest for Arizona, Colorado, Minnesota, Oregon, Utah, and Washington and we are in negotiations with Qwest over our interconnection agreement in Montana. State Commission arbitration decisions in turn may be appealed to federal courts. Neither AT&T in Nevada and California, nor Verizon in Oregon and Washington, has sought to terminate our interconnection agreements or commence negotiations to develop new agreements. We also have the right to opt into any interconnection agreement that is in effect but not in evergreen status between an RBOC and another competitive local service provider or to adopt State Commission reviewed standard agreements called "SGATs" or Statements of Generally Available Terms and Conditions. We cannot predict how successful we will be in arbitrating or negotiating terms critical to our provision of local network services. Other interconnection agreement arbitration proceedings before various state commissions may result in decisions that could affect our business, but we cannot predict the extent of any such impact.

Unbundled Network Elements. The Telecom Act requires RBOCs to provide requesting telecommunications carriers with nondiscriminatory access to network elements on an unbundled basis at any technically feasible point on rates, terms and conditions that are just, reasonable and non-discriminatory, in accordance with the other requirements set forth in Sections 251 and 252 of the Telecom Act. The Telecom Act gives the FCC authority to determine which network elements must be made available to requesting carriers such as us. The FCC is required to determine whether the failure to provide access to such network elements would impair the ability of the carrier seeking access to provide the services it seeks to offer. Based on this standard, the FCC developed an initial list of RBOC network elements that must be unbundled on a national basis, or UNEs, in 1996.

Those initial rules have been re-examined several times by the FCC as appellate courts directed the FCC to revisit its unbundling decisions. The prolonged litigation concerning UNE rules concluded, at least for the time being, when the D.C. Circuit Court of Appeals upheld the FCC's revised rules in June 2006. Comparing the list of UNEs available to CLECs in 1999 with the list CLECs currently has access to, reveals that the FCC at the direction of the Courts, has significantly reduced UNE availability. CLECs no longer have access to UNE-P, the Unbundled Network Element Platform, an offering which combined switching, loop, and transport facilities, and they face restrictions as to where high capacity loops and transport are available as UNEs. In general terms, the FCC restricted or limited access to loop and transport UNEs only in wire centers with high concentrations of business lines, reasoning that either competitive alternatives were either actually available in these areas or that competitors could economically deploy such facilities there. The FCC also determined that certain broadband elements, including fiber-to-the-home, or FTTH, loops in greenfield situations, broadband services over FTTH loops in overbuild situations, packet switching, and the packetized portion of hybrid loops, are not subject to unbundling obligations. In large part, we have adapted to these changes in UNE availability by entering into commercial agreements which provide identical facilities, albeit at a higher price. Further adaptation would be necessary in the event ILECs determined to retire copper facilities which we currently obtain as UNEs. Consequently, Eschelon together with a number of other CLECs, has petitioned the FCC to prevent widespread retirement of copper facilities. We cannot predict the outcome of this proceeding nor can we predict when and where ILECs might decide to replace their copper infrastructure with fiber.

Changes in UNE rules must be incorporated into interconnection agreements. We have completed this effort with respect to our agreements with AT&T in California and Nevada. Our interconnection agreement arbitrations/negotiations with Qwest will incorporate these changes when concluded. Revisions to our interconnection agreements with Verizon in Oregon and Washington are substantially complete and await only state commission action to take effect.

FCC rules implementing the local competition provisions of the Telecom Act permit CLECs to lease UNEs at rates determined by PUCs employing the FCC's Total Element Long Run Incremental Cost, or TELRIC, forward-looking, cost-based pricing model. On September 15, 2003, the FCC opened a proceeding reexamining the TELRIC methodology and wholesale pricing rules for communications services made available for resale by RBOCs in accordance with the Telecom Act. This proceeding will comprehensively re-examine whether the TELRIC pricing model produces unpredictable pricing inconsistent with appropriate economic signals; fails to adequately reflect the real-world attributes of the routing and topography of an RBOC's network; and creates disincentives to investment in facilities by understating forward-looking costs in pricing RBOC network facilities and overstating efficiency assumptions. We have participated in this proceeding as a member of a consortium of CLECs. To date the FCC has not yet issued revised TELRIC rules. The application and effect of a revised TELRIC pricing model on the communications industry generally and on certain of our business activities cannot be determined at this time.

In August 2005, the FCC released an order that largely deregulated "wireline broadband Internet access service" by determining that it was an information service rather than a telecommunications service. The FCC refers to "wireline broadband Internet access service" as a service that uses existing or future wireline facilities of the telephone network to provide subscribers with access to the Internet, including by means of both xDSL and next generation fiber-to-the-premises services. This Order did not affect CLECs' ability to obtain UNEs, but it did relieve the RBOCs of any duty to offer DSL transmission services subject to their competitors. We have been able to enter into commercial agreements to resell Qwest DSL through March, 2009. We cannot guarantee that Qwest will extend these agreements or offer comparable terms and conditions when our current agreements expire.

On September 16, 2005, the FCC partially granted Qwest's petition seeking forbearance from the application of the FCC's dominant carrier regulation of interstate services, and Section 251(c) requirements throughout the Omaha MSA. The FCC granted Qwest the requested relief in nine of its 24 Omaha central offices where it determined that competition from intermodal (cable) service providers was "extensive." Although the FCC required that Qwest continue to make UNEs available throughout Omaha, in the nine specified central offices, Qwest may do so at non-TELRIC rates. The FCC did not grant Qwest the requested relief regarding its colocation and interconnection obligations. Both CLECs and Qwest have sought judicial review of this order in the U.S. Court of Appeals for the D.C. Circuit. On December 28, 2006, the FCC granted ACS similar relief from unbundling obligations in five wire centers in Anchorage, Alaska. On September 6, 2006, Verizon filed six separate petitions requesting relief from unbundling in six major eastern cities. On January 24, 2007, Qwest filed a similar petition for Terry, Montana. We do not operate in any of these areas and we cannot predict whether future such petitions will be filed for markets in which we do operate, nor can we predict what would be the outcome of any such petitions. We are not aware of wire centers in any metropolitan area in which we currently offer or plan to offer service that would meet the standard for UNE elimination applied in the Qwest and ACS proceedings. Depending on the future levels of facilities-based deployment in the markets at issue, however, such forbearance petitions could eventually reduce our access to UNE facilities.

On December 20, 2004, Verizon filed a Petition for Forbearance from the application of the FCC's *Computer II* and Title II requirements to Verizon's Broadband service offerings. Verizon subsequently filed a "clarification" of its original petition. Verizon's petition was deemed granted when the FCC failed to act upon it, raising the question of whether the FCC granted Verizon's original petition which sought wide relief from unbundling for all broadband services or whether Verizon's subsequent clarification of its petition was granted. Verizon's clarification suggested that only packet-based and optical transport services and not Time Dimension Multiplex (TDM) services would receive relief from unbundling and TELRIC pricing requirements. AT&T and Qwest have filed petitions requesting to receive the relief that Verizon received. The grant of forbearance is being appealed. The FCC has not acted upon these petitions yet. As a practical matter, the FCC's deregulation of RBOC DSL services as a result of its order in the Wireline Broadband proceeding granted Verizon, and the other RBOCs, some of the relief Verizon's forbearance petition seeks. We have not experienced any significant adverse impact to date. We cannot predict the effect, if any, of further unbundling and pricing relief that would result from the possible grant of AT&T's and Qwest's petitions.

Colocation. FCC rules generally require RBOCs to permit competitors to colocate equipment used for interconnection and/or access to UNEs. Changes to those rules, upheld in 2002 by the D.C. Circuit, allow competitors to colocate multifunctional equipment and require RBOCs to provision cross-connects between colocated carriers. We cannot determine the effect, if any, of future changes in the FCC's colocation rules on our business or operations.

CPNI. FCC rules protect the privacy of certain information about customers that communications carriers, including us, acquire in the course of providing communications services. Such protected information, known as Customer Proprietary Network Information, or CPNI, includes information related to the quantity, technological configuration, type, destination and the amount of use of a communications service. The FCC's initial CPNI rules initially prevented a carrier from using CPNI to market certain services without the express approval of the affected customer, referred to as an opt-in approach. In July 2002, the FCC revised its opt-in rules in a manner that limits our ability to use the CPNI of our subscribers without first engaging in extensive customer service processes and record keeping. We believe that we use our subscribers' CPNI in accordance with applicable regulatory requirements. However, if a federal or state regulatory body determines that we have implemented those guidelines incorrectly, we could be subject to fines or penalties. In addition, correcting our internal customer systems and CPNI processes could generate significant administrative expenses.

On January 30, 2006, the FCC released a public notice requiring all telecommunications carriers, including wireline and wireless carriers, to submit a compliance certificate regarding maintenance of internal records related to the FCC's customer proprietary network information (CPNI) rules. Coincident with the issuance of its public notice, the FCC announced that it had begun enforcement proceedings against carriers that allegedly failed to comply with the FCC's CPNI rules. To date, we are unaware of any material noncompliance on our part with the FCC's CPNI rules, or our record-keeping and reporting, and have received no notice of any enforcement proceeding directed at us. We cannot predict the outcome of any enforcement proceeding in this regard, or its effect on our business.

On February 14, 2006, the FCC released a Notice of Proposed Rulemaking seeking comment on possible modifications to its CPNI rules. Reports indicate that the FCC is preparing to release an order setting out new requirements. These requirements could impose significant compliance costs on us.

Intercarrier Compensation. The FCC's intercarrier compensation rules include rules governing access charges, which govern the payments that IXCs and commercial mobile radio service providers make to local exchange carriers to originate and terminate long distance calls, and reciprocal compensation rules, which generally govern the compensation between telecommunications carriers for the transport and termination of local traffic. We purchase long distance service on a wholesale basis from several IXCs who pay access fees to local exchange carriers for the origination and termination of our long distance communications traffic. Generally, intrastate access charges are higher than interstate access charges. Therefore, to the degree access charges increase or a greater percentage of our long distance traffic is intrastate, our costs of providing long distance services will increase. As a local exchange provider, we bill long distance providers access charges for the origination and termination of those providers' long distance calls. Accordingly, in contrast with our long distance operations, our local exchange business benefits from the receipt of intrastate and interstate long distance traffic. As an entity that collects and remits access charges, we must properly track and record the jurisdiction of our communications traffic and remit or collect access charges accordingly. The result of any changes to the existing regulatory scheme for access charges or a determination that we have been improperly recording the jurisdiction of our communications traffic could have a material adverse effect on our business.

Our costs of providing long distance services, and our revenues for providing local services, also are affected by changes in access charge rates imposed on CLECs. Pursuant to the FCC's 2001 CLEC Access Charge Order, which lowered the rates that CLECs may charge long distance carriers for the origination and termination of calls over local facilities, access rates were reduced during Fiscal 2003 and Fiscal 2004. CLECs must now mirror RBOC interstate rates.

The FCC has stated that existing intercarrier compensation rules constitute transitional regimes and has promised to reform them. On March 3, 2005, the FCC released a Further Notice of Proposed Rulemaking seeking comment on a variety of proposals to replace the current system of intercarrier payments, under which the compensation rate depends on the type of traffic at issue, the type of carriers involved, and the end points of the communication, with a unified approach for access charges and reciprocal compensation. Because we make payments to and receive payments from other carriers for the exchange of local and long distance calls, we will be affected by changes in the FCC's intercarrier compensation rules. In July 2006, a group of carriers including AT&T and many small rural companies proposed a comprehensive plan to reform the access system. Called "The Missoula Plan," the proposed reforms would likely result in reducing our access revenues and increasing our network costs. The FCC may decide to adopt all, part or none of the Missoula Plan or indeed any of the other proposals that have been made in the proceeding. We cannot predict the impact that any changes the FCC may decide to implement may have on our business.

One of the issues before the FCC in its intercarrier compensation docket concerns the treatment of VoIP traffic. Certain carriers who send us VoIP traffic for termination contend that because such traffic is an "enhanced service," it should not be subject to access charges as is the case with circuit switched long distance traffic, but should instead be treated as local traffic and be subject to significantly lower rates for call termination than traditional long distance traffic. We cannot predict when the FCC will decide this question or how it will decide it. If the FCC determines that VoIP traffic should be exempt from access charges and the VoIP platform is widely adopted, our access revenues will decline.

Special Access. Over the last several years, the FCC has granted RBOCs significant flexibility in pricing interstate special and switched access services. In August 1999, the FCC granted immediate pricing flexibility to many RBOCs and established a framework for granting greater flexibility in the pricing of all interstate access services once an RBOC market satisfies certain prescribed competitive criteria. In February 2001, the D.C. Circuit upheld the FCC's prescribed competitive criteria. To date, the FCC has granted pricing flexibility in numerous specific markets to the RBOCs, including Qwest. This pricing flexibility may result in Qwest lowering its prices in high traffic density areas, including areas where we compete or plan to compete. On the other hand, Qwest could also use its pricing flexibility to increase rates as it last did in 2004. We anticipate that the FCC will continue to grant RBOCs greater pricing flexibility for access services if the number of actual and potential competitors increases in each of these markets.

Universal Service. Section 254 of the Communications Act and the FCC's implementing rules require all communications carriers providing interstate or international communications services to periodically contribute to the Universal Service Fund, or USF. The USF supports several programs administered by the Universal Service Administrative Company with oversight from the FCC, including: (i) communications and information services for schools and libraries, (ii) communications and information services for rural health care providers, (iii) basic telephone service in regions characterized by high communications costs, (iv) basic telephone services for low-income consumers, and (v) interstate access support. Based on the total funding needs for these programs, the FCC determines a contribution factor, which it applies to each contributor's interstate and international end user communications revenues. We measure and report our revenues in accordance with rules adopted by the FCC. The contribution rate factors are calculated and revised quarterly and we are billed for our contribution requirements each month based on projected interstate and international end-user communications revenues, subject to periodic true up. USF contributions may be passed through to consumers on an equitable and nondiscriminatory basis either as a component of the rate charged for communications services or as a separately invoiced line item.

The FCC has recently expanded the obligation to contribute to the USF fund to include VoIP providers who were previously exempt. The FCC is also considering changing the basis upon which our USF contributions are determined from a revenue percentage measurement to a connection or telephone number measurement. Adoption of this proposal could have a material adverse affect on our costs, our ability to separately list USF contributions on end-user bills, and our ability to collect these fees from our customers. Congress is also currently considering legislation that would potentially affect our USF obligations.

The application and effect of changes to the USF contribution requirements and similar state requirements on the communications industry generally and on certain of our business activities cannot be predicted. If our collection procedures result in over collection, we could be required to make reimbursements of such over collection and be subject to penalty, which could have a material adverse affect on our business, financial condition and results of operations. If a federal or state regulatory body determines that we have incorrectly calculated or remitted any USF contribution, we could be subject to the assessment and collection of past due remittances as well as interest and penalties thereon.

Telephone Numbering. The FCC oversees the administration and the assignment of local telephone numbers, an important asset to voice carriers, by NeuStar, Inc., in its capacity as North American Numbering Plan Administrator. Extensive FCC regulations govern telephone numbering, area code designation, and dialing procedures. Since 1996, the FCC has permitted businesses and residential customers to retain their telephone numbers when changing local telephone companies, referred to as local number portability. The availability of number portability is important to competitive carriers like us, because customers, especially businesses, may be less likely to switch to a competitive carrier if they cannot retain their existing telephone numbers.

Slamming. A customer's choice of local or long distance communications company is encoded in the customer's record, which is used to route the customer's calls so that the customer is served and billed by the desired company. A customer may change service providers at any time, but the FCC and some states regulate this process and require that specific procedures be followed. Slamming occurs when these specific procedures are not followed, such as when a customer's service provider is changed without proper authorization or as a result of fraud. The FCC has levied substantial fines for slamming. The risk of financial damage, in the form of fines, penalties and legal fees and costs and to business reputation from slamming is significant. We maintain internal procedures designed to ensure that our new subscribers are switched to us and billed in accordance with federal and state regulations. Because of the volume of service orders that we may process, it is possible that some carrier changes inadvertently may be processed without authorization. Therefore, we cannot guarantee that we will not be subject to slamming complaints in the future.

Communications Assistance for Law Enforcement Act. The Communications Assistance for Law Enforcement Act, or CALEA, requires communications providers to provide law enforcement officials with call content and/or call identifying information under a valid electronic surveillance warrant, and to reserve a sufficient number of circuits for use by law enforcement officials in executing court-authorized electronic surveillance. Because we provide facilities-based services, we incur costs in meeting these requirements. Noncompliance with these requirements could result in substantial fines. Although we attempt to comply with these requirements, we cannot assure that we would not be subject to a fine in the future.

In August 2005, the FCC extended CALEA obligations to facilities-based providers of broadband Internet access service and to interconnected VoIP services and the order was later upheld on appeal. As a broadband Internet access provider, we will be subject to these new requirements once they take effect. The current compliance deadline is set for May 2007. We notified the FCC in February of 2007 that we intend to be compliant with its CALEA requirements. Several parties have appealed the FCC's order extending new requirements in the U.S. Court of Appeals for the D.C. Circuit. As a result of these new obligations, we could face increased compliance costs, which are uncertain in nature because the specific assistance-capability requirements for providers of broadband Internet access service have not yet been established.

Deregulation of Broadband Facilities and Regulation of Internet Access and VoIP Services. To date, the FCC has treated Internet service providers, or ISPs, as information service providers, which are generally exempt from federal and state regulations governing common carriers. In June 2005, the U.S. Supreme Court upheld the FCC's finding that broadband cable modem service is an information service. Consequently, cable modem operators are not required to provide other Internet service providers, including us, with access to their cable broadband lines. As mentioned above, in August 2005, the FCC found that wireline broadband service, including DSL internet access by facilities-based telephone companies is an information service, which the companies are not required to make available to competitors, including us. In November 2006, the FCC issued an order classifying Broadband over Power Line Internet access service an information services as well, similarly removing the requirement that such companies make those line available to competitors, including us.

Notwithstanding these rulings limiting our access to broadband facilities, the FCC is also considering regulations governing the disclosure of confidential communications, copyright, excise tax and other requirements that may apply to our Internet access services. In addition, the FCC released a Notice of Proposed Rulemaking in September 2005 seeking comment on a broad array of consumer protection regulations for broadband Internet access services, including rules regarding the protection of CPNI, slamming, truth in billing, network outage reporting, service discontinuance notices, and rate-averaging requirements. Consequently, our regulatory obligations vis a vis our Internet access services may increase. We cannot predict our costs of compliance and we may be subject to penalties in the event we fail to comply with such new rules.

Moreover, Congress has passed a number of laws that concern the Internet and Internet users. Generally, these laws limit the potential liability of ISPs and hosting companies that do not knowingly engage in unlawful activity. We expect that Congress will consider this year a variety of bills, some of which, if signed into law, could impose obligations on us to monitor the Internet activities of our customers.

The use of the public Internet and private Internet protocol networks to provide voice communications services, including voice-over-Internet protocol, or VoIP, is a relatively recent market development. The provision of such services until recently was largely unregulated within the United States. To date, the FCC has not imposed most forms of traditional common carrier regulation upon providers of Internet communications services. But the FCC has imposed obligations on providers of two-way interconnected VoIP services to provide E911 service, to comply with CALEA and to contribute to the federal universal service support mechanisms. To the extent that we choose to provide interconnected VoIP services, we will bear those costs as a result of these mandates.

Several additional pending FCC proceedings will affect the regulatory status of Internet telephony. On February 12, 2004, the FCC adopted a notice of proposed rulemaking to address, in a comprehensive manner, the future regulation of services and applications making use of Internet protocol, including VoIP. In the absence of federal legislation, we expect that through this proceeding the FCC will resolve certain regulatory issues relating to VoIP services and develop a regulatory framework that is unique to IP telephony providers or that subjects VoIP providers to minimal regulatory requirements. We cannot predict when, or if, the FCC may take such actions. The FCC may determine that certain types of Internet telephony should be regulated like basic interstate communications services, rendering VoIP calls subject to the access charge regime that permits local telephone companies to charge long distance carriers for the use of the local telephone networks to originate and terminate long-distance calls, generally on a per minute basis. The FCC's pending review of intercarrier compensation policies (discussed above) also may have an adverse impact on enhanced service providers.

In June, 2006, the FCC determined that all "interconnected" VOIP services are required to contribute a percentage of interstate gross revenues to USF. This ruling has been appealed, but remains in effect pending the appeal. Other aspects of VoIP and Internet telephony services, such as regulations relating to the confidentiality of data and communications, copyright issues, taxation of services, and licensing, may be subject to federal or state regulation. While the Company currently does not provide interconnected VoIP services, we are planning to do so and consequently will be affected by these regulations. Similarly, changes in the legal and regulatory environment relating to the Internet connectivity market, including regulatory changes that affect communications costs or that may increase the likelihood of competition from RBOCs or other communications companies could increase our costs of providing service.

Broadband Internet-related and VoIP services are the subject of evolving policies. It is possible such services could be subject to additional regulation in the future. The effect of such regulations on our business could be substantial, but we cannot predict what rules will ultimately apply or their impact on our business.

Taxes and Regulatory Fees. We are subject to numerous local, state and federal taxes and regulatory fees, FCC regulatory fees and public utility commission regulatory fees. We have procedures in place to ensure that we properly collect taxes and fees from our customers and remit such taxes and fees to the appropriate entity pursuant to applicable law and/or regulation. If our collection procedures prove to be insufficient or if a taxing or regulatory authority determines that our remittances were inadequate, we could be required to make additional payments, which could have a material adverse effect on our business.

Legislation. In recent sessions, Congress has considered various measures that would overhaul telecom laws in the United States. Bills introduced in the House of Representatives and the Senate have addressed a wide variety of issues, including the regulation of broadband and VoIP services, network neutrality requirements, universal service, video franchising procedures, and municipal broadband services, among others. The prospects and timing of any potential legislation remain unclear, and as such, we cannot predict the outcome of any such legislation upon our business.

RBOC-IXC Mergers. In October 2005, the FCC approved orders clearing the SBC-AT&T and Verizon-MCI mergers with relatively limited conditions in certain areas, including minimal divestitures and no reduction in special access rates. SBC and Verizon volunteered to sell or divest, at market rates, ten-year leases for loops into certain buildings along with leases for dark fiber transport necessary to connect the loops to the facility of the purchaser of the lease. SBC and Verizon also agreed to freeze certain high-capacity special access rates for existing in-region AT&T and MCI customers for 30 months, and to refrain from providing themselves, their affiliates, or each other with special access services not generally available to other competitors. As our reliance on special access is minimal, we do not expect these conditions to affect us positively or negatively. In addition, as our operations in the Verizon and SBC regions are minimal, we do not expect to see a significant impact as a result of the UNE rate freezes they each agreed to for a two year period from the merger closing date. On the closing of the merger, SBC renamed itself AT&T.

On December 29, 2006, the FCC approved the AT&T and Bell South merger. AT&T agreed to a number of conditions that will remain in effect throughout the entire AT&T-Bell South territory for up to 42 months. These conditions included following net neutrality provisions, freezing certain and reducing other special access rates, freezing UNE rates, recalculating competitive figures for implementing the TRRO, and agreeing not to alter the status of any loop or transport UNE via forbearance or other petitions. In addition, AT&T will expand its broadband offerings to all residences and divest itself of 31 buildings in the Bell South region by selling fiber IRUs. We anticipate little material benefit from these conditions or harm from the merger itself because of our limited operations in AT&T's territory.

State Regulation

The Communications Act maintains the authority of individual states to impose their own regulation of rates, terms and conditions of intrastate services, so long as such regulation is not inconsistent with the requirements of federal law or has not been preempted. Because we provide communications services that originate and terminate within individual states, including both local service and in-state long distance toll calls, we are subject to the jurisdiction of the PUC and other regulators in each state in which we provide such services. For instance, we must obtain a Certificate of Public Convenience and Necessity, or CPCN, or similar authorization before we may commence the provision of communications services in a state. We have obtained CPCNs to provide facilities-based or resold competitive local and interexchange service in California, Arizona, Colorado, Idaho, Minnesota, Montana, Nevada, New Mexico, New York, Oregon, Utah and Washington. There can be no guarantee that we will receive authorizations we may seek in other states in the future. As our local service business expands, we may offer additional intrastate services and may become subject to additional state regulations.

In addition to requiring certification, state regulatory authorities may impose tariff and filing requirements and obligations to contribute to state universal service and other funds. State commissions also have jurisdiction to approve negotiated rates, and to establish rates through arbitration, for interconnection, including rates for UNEs. Changes in rates for UNEs could have a material adverse effect on our business.

We also are subject to state laws and regulations regarding slamming, cramming, and other consumer protection and disclosure regulations. These rules could substantially increase the cost of doing business in any particular state. State commissions have issued or proposed substantial fines against CLECs for slamming or cramming. The risk of financial damage, in the form of fines, penalties and legal fees and costs and to business reputation from slamming is significant. A slamming complaint before a state commission could generate substantial litigation expenses. In addition, state law enforcement authorities may use their consumer protection authority against us if we fail to meet applicable state law requirements.

States also retain the right to sanction a service provider or to revoke certification if a service provider violates relevant laws or regulations. If any regulatory agency were to conclude that we are or were providing intrastate services without the appropriate authority, the agency could initiate enforcement actions, which could include the imposition of fines, a requirement to disgorge revenues, or refusal to grant regulatory authority necessary for the future provision of intrastate services.

We may be subject to requirements in some states to obtain prior approval for, or notify the state commission of, any transfers of control, sales of assets, corporate reorganizations, issuance of stock or debt instruments and related transactions. Although we believe such authorizations could be obtained in due course, there can be no assurance that state commissions would grant us authority to complete any of these transactions, or that such authority would be granted on a timely basis.

Rates for intrastate switched access services, which we provide to long-distance companies to originate and terminate in-state toll calls, are subject to the jurisdiction of the state in which the call originated and/or terminated. Such regulation by states could have a material adverse affect on our revenues and business opportunities within that state. PUCs also regulate the rates RBOCs charge for interconnection, access to network elements, and resale of services by competitors. In response to FCC's TRRO proceedings, some state commissions have continued proceedings to address issues affecting the rates, terms and conditions of intrastate services while other states suspended or terminated their proceedings. The states of Colorado and Minnesota have initiated cost cases to add new UNE rates and reprice other UNEs. Any such proceedings may affect the rates, terms, and conditions contained in our interconnection agreements or in other wholesale agreements with RBOCs. We cannot predict the outcome of these proceedings. The pricing, terms and conditions under which the RBOC in each of the states in which we currently operate offers such services may preclude or reduce our ability to offer a competitively viable and profitable product within these and other states on a going forward basis.

State regulators establish and enforce wholesale service quality standards that RBOCs must meet in providing network elements to CLECs like Eschelon. These plans, called Performance Assurance Plans, sometimes require payments from the RBOCs to the CLECs if quality standards are not met. A region-wide review of Qwest's Performance Assurance Plan is currently underway. In addition, the Nevada Commissions has recently revised AT&T's wholesale performance standards in Nevada. The RBOCs are seeking changes in performance standards that will reduce the payments made to CLECs under the Performance Assurance Plans. If such changes are adopted, we will experience reduced payments and could also experience a diminution of the wholesale service quality we receive. We cannot predict how state commissions will respond to such requests, nor the ultimate impact of such decisions on the Company.

State governments and regulators may attempt to assert jurisdiction over the provision of intrastate IP communications services. Various state regulatory authorities already have initiated proceedings to examine the regulatory status of Internet telephony services. While most PUCs have not indicated an intention to impose traditional communications regulatory requirements on IP telephony, some PUCs have issued rulings that may be interpreted differently. For instance, a state court in Colorado has ruled that the use of the Internet to provide certain intrastate services does not exempt an entity from paying intrastate access charges. Prior to imposing regulatory burdens on VoIP providers, however, the Colorado PUC opened a docket to investigate whether it has jurisdiction to regulate VoIP services. Any such state proceedings will be affected by the FCC's IP-Enabled Services rulemaking proceeding, in which the FCC is considering the extent to which conflicting state regulation of IP telephony is preempted.

State legislatures and state PUCs also regulate, to varying degrees, the terms and conditions upon which our competitors conduct their retail businesses. In general, state regulation of RBOC retail offerings is greater than the level of regulation applicable to CLECs. Qwest, AT&T and Verizon either have obtained or are actively seeking some level of increased pricing flexibility or deregulation, either through amendment of state law or through proceedings before state PUCs. Such increased pricing flexibility could have an adverse effect on our competitive position in those states because it could allow the RBOCs to reduce retail rates to customers while wholesale rates that we pay to Qwest stay the same or increase. We cannot predict whether these efforts will materially affect our business.

Local Regulation

In some municipalities where we have installed facilities, we are required to pay license or franchise fees based on a percentage of our revenue generated from within the municipal boundaries. We cannot guarantee that fees will remain at their current levels following the expiration of existing franchises or that other local jurisdictions will not impose similar fees.

Other Domestic Regulation

We are subject to a variety of federal, state, and local environmental, safety and health laws, and regulations governing matters such as the generation, storage, handling, use, and transportation of hazardous materials, the emission and discharge of hazardous materials into the atmosphere, the emission of electromagnetic radiation, the protection of wetlands, historic sites, and endangered species and the health and safety of employees. We also may be subject to laws requiring the investigation and cleanup of contamination at sites we own or operate or at third-party waste disposal sites. Such laws often impose liability even if the owner or operator did not know of, or was not responsible for, the contamination.

We operate numerous sites in connection with our operations. We are not aware of any liability or alleged liability at any operated sites or third-party waste disposal sites that would be expected to have a material adverse effect on us. Although we monitor our compliance with environmental, safety and health laws and regulations, we cannot give assurances that it has been or will be in complete compliance with these laws and regulations. We may be subject to fines or other sanctions by federal, state and local governmental authorities if we fail to obtain required permits or violate applicable laws and regulations.

Available Information

Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished to the Securities Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through our website (www.eschelon.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the Securities Exchange Commission.

Item 1A. Risk Factors.

Risks Related to Our Industry

The communications industry faces significant regulatory uncertainties and the resolution of these uncertainties could hurt our business, results of operations and financial condition. The Telecom Act requires, among other things, that RBOCs provide access to their networks to us; however, this act remains subject to judicial review and ongoing proceedings before the FCC and state regulators, including proceedings relating to interconnection pricing, access to and pricing for unbundled network elements and other issues that could result in significant changes to our business and business conditions in the communications industry generally. We must lease unbundled network elements from RBOCs at cost-based rates to serve our customers and to connect our telecommunications equipment. We provide our customers with telecommunications services through telephone lines or "loops" we lease from RBOCs. We pay RBOCs to maintain and repair these loops. We also purchase other unbundled network elements from RBOCs, such as transport between RBOC switches. Recent decisions by the FCC have eliminated or reduced our access to some unbundled network elements and increased the rates that we pay for such elements. This has required us to enter into commercial agreements with the RBOCs to obtain the elements at increased prices. Our business would be substantially impaired if the FCC, the courts, state commissions or the Congress eliminated our access to these elements or substantially increased the rates at which we pay for access. Although no legislation affecting us was enacted in the last session of Congress, both the House and the Senate considered bills containing provisions that could have adversely affected our access to UNEs at cost based rates. We face the risk of similar provisions being incorporated into future telecommunications bills. The D.C. Circuit Court has upheld the FCC's Triennial Review Remand Order, or TRRO. The TRRO reduced our ability to obtain unbundled network elements, or UNEs and consequently affected our operations and increased our costs for certain network elements. Where we have lost access to UNEs, we have either been able to obtain replacement circuits from other providers or we have purchased circuits from the RBOCs as special access or private line service, generally at higher prices than UNEs. In addition, the FCC has permitted the RBOCs to detariff their DSL offerings. While we have been able to obtain commercial agreements to resell DSL, our wholesale rates may increase. Other proceedings are underway that could potentially further limit our access to UNEs. The Telecom Act gave the FCC the authority for forbearance from enforcing regulatory provisions, including unbundling requirements. The FCC has recently granted Qwest and ACS relief from unbundling obligations in certain wire centers in Omaha, Nebraska (Qwest) and Anchorage, Alaska (ACS). There is also a petition pending before FCC in which Verizon seeks similar relief from unbundling in a number of major east coast markets. While the FCC's actions in these forbearance proceedings do not affect us currently, our access to UNEs could be limited by future forbearance proceedings. In future orders, the FCC could eliminate unbundling obligations in markets in which we operate, which would adversely impact our operations and increase our costs. The FCC has initiated proceedings that may result in increasing the rates we pay for network elements or reducing the rates we charge long distance companies to originate and terminate their calls. A number of states also have proceedings and legislative proposals pending to re-examine and possibly increase our network element rates. We cannot predict the outcome of these proceedings or the effects, if any, that these proposals may have on our business and operations. A summary of legal and regulatory developments is discussed in more detail in the section entitled "Regulation."

The communications industry is subject to government regulation, and changes in current or future regulations could have a material adverse effect on our business, operating results and financial condition and restrict the manner in which we operate our business. We are subject to varying degrees of federal, state and local regulation. Pursuant to the Telecom Act, as amended, the FCC exercises jurisdiction over us with respect to interstate and international services. We must comply with various federal regulations, such as the duty to contribute to universal service and other subsidies. Failure to comply with federal reporting and regulatory requirements may result in fines or other penalties, including loss of authority to provide services.

State regulatory commissions also exercise jurisdiction over us to the extent we provide intrastate services. We are required to obtain regulatory authorization and/or file tariffs with regulators in all of the states in which we operate. We have obtained the necessary certifications to provide service, but each commission retains the authority to revoke our certificate if that commission determines we have violated any condition of our certification or if it finds that doing so would be in the public interest. While we believe we are in compliance with regulatory requirements, our interpretation of our obligations may differ from those of regulatory authorities.

Both federal and state regulators require us to pay various fees and assessments, file periodic reports and comply with various rules regarding the contents of our bills, protection of subscriber privacy, service quality and similar consumer protection matters on an ongoing basis. If we fail to comply with these requirements, we may be subject to fines or potentially be asked to show cause as to why our certificate of authority to provide service should not be revoked.

The communications market in which we operate is highly competitive, and we may not be able to compete effectively against companies that have significantly greater resources than we do, which could cause us to lose customers and impede our ability to attract new customers. The communications industry is highly competitive and is affected by the introduction of new services and systems by, and the market activities of, major industry participants. In each of our markets we compete principally with the RBOC serving that area. The recent mergers of SBC with AT&T, MCI, Inc. with Verizon, and AT&T with Bell South, may cause these risks to intensify. We have not achieved, and do not expect to achieve, a major share of the local access lines for any of the communications services and systems we offer. Current and potential large competitors in each market have the following advantages over us:

- long-standing relationships and strong reputation with customers;
- financial, technical, marketing, personnel and other resources substantially greater than ours;
- more funds to deploy communications services and systems that compete with ours;
- larger networks; and
- benefits from existing regulations that favor the RBOCs.

We also face, and expect to continue to face, competition in our markets from other current and potential market entrants, including other competitive communications services providers, competitive local carriers, wireless carriers, resellers, competitive access providers, cable television companies, electric utility companies, microwave carriers and private networks built by large end users. Increasingly, we are subject to competition in the Internet services market from communications companies, online service providers, cable companies and Internet telephone and other IP-based service providers, such as 8 x 8, Inc., Net2Phone, Inc., pulver.com, Inc. and Vonage Holdings Corp. The Internet services providers are currently subject to substantially less regulation than competitive and traditional local telephone companies and are exempt from a number of taxes and regulatory charges that we are required to pay. In addition, the development of new technologies could give rise to significant new competitors in the local market.

In the long distance communications market, we face competition from large carriers such as AT&T, Verizon and Sprint, the RBOCs, wireless carriers, many smaller long distance carriers and IP-based service providers. Long distance prices have decreased substantially in recent years and are expected to continue to decline in the future as a result of increased competition. If this trend continues, we anticipate that revenue from our network services and other service offerings will likely be subject to significant price pressure, which could have a material adverse effect on our business, results of operations and financial condition.

Changes in current or future regulations in the local and long distance industries may hurt our business and results of operations and restrict the manner in which we operate our business. If current or future regulations change, we cannot assure you that the FCC or state regulators will grant us any required regulatory authorization or refrain from taking action against us if we are found to have provided services without obtaining the necessary authorizations, or to have violated other requirements of their rules and orders. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may slow our growth and have a material adverse effect upon our business, results of operations and financial condition. We cannot assure you that changes in current or future regulations adopted by the FCC or state regulators, or other legislative, administrative or judicial initiatives relating to the communications industry, would not be less favorable to competitive communications services providers and more favorable to RBOCs and thus have a material adverse effect on our business, results of operations and financial condition.

The financial difficulties faced by others in our industry could adversely affect our public image and our financial results. Many competitive communications services providers, long distance carriers and other communications providers have experienced substantial financial difficulties over the past few years. To the extent that carriers in financial difficulties purchase access services from us, we may not be paid in full or at all for services we have rendered. Further, the perception of instability of companies in our industry may diminish our ability to obtain further capital and may adversely affect the willingness of potential customers to purchase their communications services from us.

Risks Related to Acquisitions

We may not be able to successfully integrate acquired companies into our business and we may have to incur additional indebtedness. During 2006, we completed the acquisition of OTI, OneEighty and MTI and we acquired much of the Washington state customer base of TelWest, and in the second quarter of 2007, we expect to complete the acquisition of UNICOM. While we believe that these acquisitions will be successfully integrated into our operations, there can be no assurance that we will be able to integrate and consolidate these or subsequent acquisitions into our ongoing business and operations according to management's plan. While we believe that we have sufficient financial and management resources to complete the integration of these acquisitions, there can be no assurance in this regard or that we will not experience difficulties with customers, personnel or others resulting from the integration. This process will require management, financial and other resources and may pose risks with respect to production, customer service and market share. It may also require regulatory approvals for some aspects which we cannot assure will be obtained. In addition, although we believe that these acquisitions will enhance our competitive position and business prospects, there can be no assurance that such benefits will be fully realized or that the integration of these acquisitions into our business and operations will ultimately be successful.

As we adapt to the current telecom environment and complete the integration of OTI, OneEighty, MTI, UNICOM and the migration of TelWest's lines, we may be required to make operational changes, including consolidating certain operations, closing certain facilities, or amending or terminating existing contractual relationships, in order to improve our future profitability. However, there can be no assurance as to the cost required to effect those operational changes, their effectiveness, or the timing or amount of any cost savings that are actually realized as a result of such changes. Management is continuing to assess our overall organization and cost structures and may, as a result of this ongoing process, develop future initiatives to increase operating and administrative efficiency and enhance profitability. If we are unable to effectively and efficiently integrate these acquisitions into our business and operations, our business, financial condition, results of operations and cash flows may suffer.

We intend to continue to look for opportunities that fit our acquisition filters, in terms of price, services and footprint. There can be no assurance that future acquisitions will be successfully integrated or will not result in significant disruption to on-going operations.

If we acquire another business, we may face difficulties, including:

- integrating that business' personnel, services, products or technologies into our operations;
- retaining key personnel of the acquired business;
- failing to adequately identify or assess liabilities of that business;

- failure of that business to achieve the forecasts we used to determine the purchase price; and
- diverting our management's attention from the normal daily operation of our business.

These difficulties could disrupt our ongoing business and increase our expenses.

In addition, our ability to complete acquisitions will depend, in part, on our ability to finance the acquisitions, including the costs of acquisition and integration. Our ability may be constrained by our cash flow, the level of our indebtedness at the time, restrictive covenants in the agreements governing our indebtedness, conditions in the securities markets and other factors, many of which are not within our control. If we proceed with one or more acquisitions in which the consideration consists of cash, we may use a substantial portion of our available cash to complete the acquisitions. If we finance one or more acquisitions with the proceeds of indebtedness, our interest expense and debt service requirements could increase materially. The financial impact of acquisitions could materially affect our business and could cause substantial fluctuations in our quarterly and yearly operating results.

Risks Related to Our Business

We have a history of net losses, and we may not be profitable in the future. We have incurred net losses in the past and may continue to incur losses in the future. For the year ended December 31, 2006, we had a net loss of $2.8 million and an accumulated deficit of $157.8 million. For the year ended December 31, 2005, we had a net loss of $31.0 million and an accumulated deficit of $155.0 million. For the year ended December 31, 2004, we had net income of $1.1 million and an accumulated deficit of $124.1 million. The net income for the year ended December 31, 2004 was primarily the result of a gain on extinguishment of debt of $18.2 million. We cannot assure you that our revenues will continue to grow or that we will achieve profitability in the future.

If the RBOCs with whom we have interconnection agreements engage in anticompetitive practices, our business will be adversely affected. Our business depends on our ability to interconnect with RBOC networks and to lease from them certain essential network elements. We obtain access to these network elements and services under terms established in interconnection agreements that we have entered into with Qwest, AT&T and Verizon. Like many competitive communications services providers, from time to time, we have experienced difficulties in working with the RBOCs with respect to obtaining information about network facilities, ordering network elements and services, interconnecting with RBOC networks and settling financial disputes. These difficulties can impair our ability to provide local service to customers on a timely and competitive basis. The Telecom Act required RBOCs to cooperate with competitive communication services providers and meet statutory requirements for opening their local markets to competition before they could receive permission to provide in-region long distance services. Now that each RBOC has met those requirements and received authorization to provide long distance services throughout its respective operating region, they may have less incentive to properly maintain the information, ordering and interconnection interfaces that we rely on and may otherwise fail to cooperate with us regarding service provisioning issues.

The RBOCs, including Qwest, AT&T and Verizon, have been fined by or have agreed to make voluntary payments in connection with consent decrees to both federal and state authorities for their failure to comply with the laws and regulations that support local competition. We believe these fines and payments may not substantially reduce the use of anticompetitive practices and illegal and anticompetitive activity may continue to occur in most of our markets. While we consistently undertake legal actions to oppose these anticompetitive actions and enforce our legal right of access to RBOC facilities, regulatory and judicial remedies frequently do not preclude further anticompetitive behavior and rarely fully compensate us for our damages and legal expenses. If an RBOC refuses to cooperate or otherwise fails to support our business needs in retaliation for our efforts to enforce our legal rights or for any other reason, including labor shortages, work stoppages, cost-cutting initiatives or disruption caused by mergers, other organizational changes or terrorist attacks, our ability to offer services on a timely and cost-effective basis will be materially and adversely affected.

Our ability to provide our services and systems at competitive prices is dependent on our ability to negotiate and enforce favorable interconnection agreements. Our ability to continue to obtain favorable interconnection, unbundling, service provisioning and pricing terms, and the time and expense involved in negotiating interconnection agreements and amendments, can be adversely affected by ongoing legal and regulatory activity. All of our existing interconnection agreements provide either that a party is entitled to demand renegotiation of particular provisions or of the entire agreement based on intervening changes in law resulting from ongoing legal and regulatory activity, or that a change of law is immediately effective in the agreement and set out a dispute resolution process if the parties do not agree upon the change of law. The initial terms of all of our interconnection agreements with the RBOCs have expired. Our interconnection agreements with Qwest, AT&T and Verizon are in "evergreen," a provision that allows the agreement to continue in effect until a new agreement is in place. We are in the process of negotiating our Montana interconnection agreement and arbitrating the remaining disputed provisions of our proposed interconnection agreements within Arizona, Colorado, Minnesota, Oregon, Utah and Washington. We are operating under our AT&T and Verizon agreements in evergreen and neither party has notified the other of an intent to terminate the existing agreements or commence negotiations on new agreements. We cannot assure you that we will be able to successfully renegotiate the agreements on terms favorable to us. In addition to negotiation and arbitration, the Telecom Act gives us the right to opt into any other carrier's interconnection agreement, provided the agreement is still in effect and provided that we adopt the entire agreement. Any limitation on our ability to colocate telecommunications equipment in RBOC central offices, or on the terms and conditions for interconnecting our network to the RBOCs' networks, or on the availability of unbundled network elements, especially unbundled local loops or interoffice transmission facilities, resulting from our failure to negotiate favorable interconnection agreements or resulting from federal or state regulatory activity, could increase our costs and otherwise have a material adverse impact on our business, results of operations and financial condition.

The FCC has granted Qwest, AT&T, and Verizon significant flexibility in pricing interstate special access services. This pricing flexibility may result in RBOCs raising their prices, and although both AT&T and Verizon have agreed to freeze or reduce special access rates in order to gain approval of their recent mergers, Qwest is under no obligation to freeze or reduce its special access rates. To the extent we are forced to purchase special access circuits because equivalent facilities are no longer available at cost-based rates as unbundled network elements under our interconnection agreements, our costs may significantly increase. We provide a more detailed discussion of current legal and regulatory developments affecting access charges and intercarrier compensation issues in the section entitled "Regulation."

The regulation of access charges involves uncertainties, and the resolution of these uncertainties could adversely affect our business, results of operations and financial condition. As a facilities-based competitive communications services provider, we earn access charges by connecting our voice services customers with long distance carriers such as AT&T, Verizon and Sprint Corp. When a network service voice customer of ours originates or receives a long distance call, we are entitled to compensation from these carriers for the cost we incur in originating or terminating the long distance call. In 2006, access charges accounted for $16.8 million, or 6.1% of our total revenue. We have tariffs filed with the FCC for interstate access services and with most states where we provide intrastate access services. Our rates can be higher than those charged by some larger local exchange carriers that have many more customers and, consequently, lower per-unit costs. In the past, we have experienced difficulty in collecting access fees due to us from some carriers. We cannot guarantee that we will be able to successfully resolve future rate disputes with all carriers. Future regulatory proceedings, both at the FCC and in individual states where we operate, could result in decreasing our access charges. Such reductions could have a material adverse effect on our business, results of operations and financial condition.

The FCC has commenced a proceeding to revise its compensation rules regarding carrier access charges as has the Minnesota Public Utilities Commission. Because we receive payments from long distance carriers for the calls their customers make that access our network facilities, we will be affected by any changes to the FCC's or Minnesota's compensation rules. We cannot predict the impact that any such changes would have on our business.

Difficulties we may experience with the RBOCs and long distance providers over payment issues may hurt our financial performance. We have experienced difficulties with receiving payments due to us for services that we provide to RBOCs and long distance service providers. These balances due to us can be material. We generally have been able to reach mutually acceptable settlements to collect overdue and disputed payments, but we cannot assure you that we will be able to do so in the future. If we are unable to continue to timely receive payments and to create settlement agreements with other carriers, our business, results of operations and financial condition may be materially adversely affected. In addition, certain of our interconnection agreements allow the RBOCs to decrease order processing, disconnect customers and increase our security deposit obligations for delinquent payments. For example, interconnection agreement provisions required by Qwest provide that, in addition to late payment charges, Qwest may discontinue order processing if we fail to pay within 30 days of the payment due date, disconnect customers if we fail to pay within 60 days after the payment due date, and require a deposit if we pay late three times during a 12 month period. The deposit may be up to the estimated total monthly charges for an average two-month period within the first three months from the date of delinquency. If an RBOC makes an enforceable demand for an increased security deposit, we could have less cash available for other expenses, which could have a material adverse effect on our business, results of operations and financial condition.

The level of our outstanding total debt may adversely affect our financial health and prevent us from fulfilling our financial obligations. As of December 31, 2006, we had approximately $147.7 million of total indebtedness outstanding. Our indebtedness could significantly affect our business and our ability to fulfill our financial obligations. For example, a high level of indebtedness could:

- make it more difficult for us to satisfy our current and future debt obligations;
- limit our ability to borrow additional funds or obtain other forms of financing;
- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to fund working capital, capital expenditures and other general corporate requirements out of future operating cash flows or with additional debt or equity financing;
- limit our flexibility in planning for, or reacting to, changes in our business or our industry;
- place us at a disadvantage to competitors with less debt; and
- make us vulnerable to interest rate fluctuations, if we incur any indebtedness that bears interest at variable rates.

Our outstanding notes contain restrictive covenants that limit our operating flexibility. The indenture governing our outstanding 8 3/8% senior second secured notes due 2010 contains covenants that, among other things, limit our ability to take specific actions, even if we believe them to be in our best interest. In addition, we may obtain a credit facility in the future which may include similar or additional covenants. These covenants may include restrictions on our ability to:

- incur additional indebtedness;
- pay dividends or distributions on, or redeem or repurchase, capital stock;
- create liens with respect to our assets;
- make investments, loans or advances;
- prepay specified indebtedness;
- enter into transactions with affiliates;
- merge, consolidate, reorganize or sell our assets; and
- engage in any business other than activities related or complementary to telecommunications, voice, data or video services.

In addition, a future credit facility may impose financial covenants that require us to comply with specified financial ratios and tests, including minimum quarterly EBITDA, senior debt to total capitalization, maximum capital expenditures, maximum leverage ratios and minimum interest coverage ratios. We cannot assure you that we will be able to meet these requirements or satisfy these covenants in the future. If we fail to do so, our debts could become immediately payable at a time when we are unable to pay them. This could adversely affect our ability to carry out our business plan and would have a negative effect on our financial condition.

If we are unable to retain and attract management and key personnel, we may not be able to execute our business plan. We believe that our success is due, in part, to our experienced management team, including Mr. Richard A. Smith, our president and chief executive officer. Losing the services of one or more members of our management team could adversely affect our business and our expansion efforts, and possibly prevent us from further improving our operational, financial and information management systems and controls. As we continue to grow, we will need to retain and hire qualified sales, marketing, administrative, operating and technical personnel, and to train new personnel.

We believe that there are a limited number of persons with experience comparable to the experience of the members of our management team. Our ability to implement our business plan is dependent on our ability to retain and hire a large number of qualified new employees each year. If we are unable to hire sufficient qualified personnel, our customers could experience inadequate customer service and delays in the installation and maintenance of access lines.

If we choose to grow by expanding to new markets and/or by making acquisitions, we would face additional risks. Although we believe cash resources on hand will be sufficient to fund our current operations, we may need to seek additional funding by issuing new debt or equity, if we choose to expand our geographic service area or to make acquisitions.

The actual amount and timing of our future capital requirements may differ from our current estimates. Competitive developments, changes in technology, changes in the regulatory environment and other events may cause us to alter the currently estimated amount and timing of our expenditures.

These and other factors may also cause our actual revenues and costs to differ from what we currently anticipate, which could affect the amount and timing of our additional financing needs.

Sources of additional financing may include the private or public sale of equity or debt securities, commercial bank debt financing, vendor financing or lease financing. If we meet our funding needs through debt financing, our interest and debt service obligations will increase, and we may become subject to restrictive covenants that could impair our ability to implement our business plan. We cannot assure you that any additional financing we may need will be available to us on favorable terms or at all.

Rapid growth could place a significant strain on our management, operational, financial and information management systems and controls, personnel and other resources. We cannot assure you that we will successfully implement the operational and financial information management systems and controls that we anticipate would be necessary to support rapid growth and to manage a competitive business in an evolving industry. Any failure to implement and improve these systems and controls and to maintain our other resources at a pace consistent with industry changes and the growth of our business could cause customers to switch to other competitive service providers, which would have a material adverse effect on us.

We are dependent on effective billing, customer service and information systems. Sophisticated back office information and processing systems are vital to our ability to control and monitor costs, provide outstanding customer service, bill and service customers, initiate, implement and track customer orders and achieve operating efficiencies. We have purchased and implemented our essential information systems consisting of our billing system, our sales order entry system, our customer provisioning system, our electronic bonding system, our mediation system and our switch information systems. The integration of these systems is challenging because all of these systems were developed by different vendors and must be coordinated through custom software and integration processes. Our sales, line count and other core operating and financial data are generated by these systems and the accuracy of this data depends on the quality of manual entry and system integration. Although we have completed some systems integration, the upgrading of these systems and the integration of updated systems is ongoing. In addition, we may experience negative adjustments to our financial and operating data if we encounter difficulties in these projects. We cannot assure you that any such adjustments arising out of our systems integration efforts will not have a material adverse effect in the future. If we are unable to effectively upgrade and integrate our operations and financial systems, our customers could experience delays in connection of service, billing issues and/or lower levels of customer service.

Declining prices for communications services could reduce our revenue and profitability. Prices for network services have decreased in recent years and are expected to continue to decline in the future. In addition, the long distance industry has historically experienced high customer churn, as customers frequently change their chosen long distance providers in response to lower rates or promotional incentives by competitors. These trends may continue.

We depend on a limited number of third party service providers for long distance and other services, and if any of these providers were to experience significant interruptions in its business operations, or were to otherwise cease to provide such services to us, our business could be materially and adversely affected. We depend on a limited number of third party service providers for long distance, data and other services. If any of these third party providers were to experience significant interruptions in their business operations, terminate their agreements with us or fail to perform the services or meet the standards of quality required under the terms of our agreements with them, our ability to provide these services to our customers would be materially and adversely affected for a period of time that we cannot predict. If we have to migrate the provision of these services to an alternative provider, we cannot assure you that we would be able to timely locate alternative providers of such services, that we could migrate such services in a short period of time without significant customer disruption so as to avoid a material loss of customers or business, or that we could do so at economical rates. If we are unable to locate such alternative providers we may need to seek an alternative that could be costly and disrupt our service or we would lose our transport capacity.

The communications industry is undergoing rapid technological changes, and new technologies may be superior to the technologies we use. Our failure to anticipate and keep up with such changes could have a material adverse effect on our business, results of operations and financial condition. The communications industry is subject to rapid and significant changes in technology and in customer requirements and preferences. If we fail to anticipate and keep up with such changes we could lose market share which could reduce our revenue. We have developed our business based, in part, on traditional telephone technology. Subsequent technological developments may reduce the competitiveness of our network and require expensive unanticipated upgrades or additional communications products that could be time consuming to integrate into our business and could cause us to lose customers and impede our ability to attract new customers. We may be required to select one technology over another at a time when it might be impossible to predict with any certainty which technology will prove to be more economic, efficient or capable of attracting customers. In addition, even if we utilize new technologies, such as VoIP, we may not be able to implement them as effectively as other companies with more experience with those new technologies. Technological advancements and manufacturing economies of scale could make VoIP services delivered over the Internet cost effective to deploy and of sufficient quality to be acceptable to business customers.

A network failure could cause delays or interruptions of service, which could cause us to lose customers and revenue. Our success requires that our network provide competitive reliability, capacity and security. Some of the risks to our network and infrastructure include:

- physical damage to access lines;
- power surges or outages;
- capacity limitations;
- software defects;
- lack of redundancy;
- breaches of security; and
- other disruptions beyond our control.

Such disruptions may cause interruptions in service or reduced capacity for customers, any of which could cause us to lose customers.

We continue to monitor our network from a performance and cost perspective and as a result, our network optimization routines may have an adverse effect on our customers. Our engineering and operations organizations continually monitor and analyze the utilization of our network. As a result, they may develop projects to modify or eliminate network circuits that are underutilized. This ongoing process may result in limited network outages for a subset of our customers, adversely affecting our relationship with them and may increase our customer disputes and monthly churn.

Some of our employees are unionized, and we could face work disruptions due to strikes, slowdowns or other labor disputes. Twenty-seven of our employees are members of the International Brotherhood of Electrical Workers. Although our management believes that our relationship with our union employees is good, we cannot promise that we will never experience a labor disruption. Such disruptions could occur in response to our actions but could also be due to the actions of other union employers. Significant labor disruptions could adversely affect our ability to provide acceptable levels of service to our customers, which could result in customer dissatisfaction and a loss of business.

Terrorist attacks and other acts of violence or war may affect the markets in which we operate, our operations and our profitability. Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and subsequent worldwide terrorist actions may negatively affect our operations. We cannot assure you that there will not be further terrorist attacks that impact our employees, network facilities or support systems. Certain losses resulting from these types of events are uninsurable and others are not likely to be covered by our insurance.

Terrorist attacks may directly impact our business operations through damage or harm to our employees, network facilities or support systems, increased security costs or the general curtailment of voice or data traffic. Any of these events could result in increased volatility in or damage to our business and the United States financial markets and economy.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We are headquartered in Minneapolis, Minnesota and conduct our principal operations in Arizona, California, Colorado, Minnesota, Montana, Nevada, Oregon, Utah and Washington.

We do not own any of our facilities. The table below lists our leased facilities as of February 28, 2007.

Location	Lease Expiration	Square Footage	Purpose
Peoria, AZ	January 31, 2011	6,104	Office
Phoenix, AZ	May 15, 2010	7,468	Switch Facility/Office
Phoenix, AZ	February 1, 2009	9,391	Office
Mesa, AZ	July 31, 2011	4,480	Office
Tempe, AZ	February 28, 2010	9,527	Switch Facility/Office
Tempe, AZ	March 31, 2007(1)	9,223	Office
Santa Rosa, CA	April 30, 2014	5,250	Switch Facility
Santa Rosa, CA	August 1, 2007	4,230	Office
Denver, CO	January 31, 2011	6,000	Switch Facility
Denver, CO	April 30, 2012	36,000	Office/Warehouse
Greenwood Village, CO	January 31, 2009	3,965	Office
Minneapolis, MN	May 31, 2013	118,174	Main Office
Minneapolis, MN	March 31, 2009	17,342	Switch Facility/Office
Minneapolis, MN	June 30, 2010	3,348	Data Switch Facility
Minneapolis, MN	November 30, 2012	143	Storage
Golden Valley, MN	February 28, 2012	33,246	Office/Warehouse
Billings, MT	June 30, 2011	4,300	Switch Facility
Billings, MT	June 30, 2009	4,600	Office
Bozeman, MT	May 31, 2007	1,282	Office
Reno, NV	June 1, 2011	6,053	Office
Reno, NV	July 31, 2009	8,778	Switch Facility/Office
Portland, OR	December 31, 2009	7,028	Switch Facility
Portland, OR	September 30, 2011	6,217	Warehouse
Tigard, OR	June 30, 2008	15,033	Office/Warehouse
Salem, OR	April 30, 2009	7,997	Switch Facility/Office
Salem, OR	July 31, 2007	5,000	Storage
Salem, OR	February 17, 2010	14,548	Office
Eugene, OR	October 31, 2011	4,964	Office
Bend, OR	July 31, 2007	1,966	Office
Medford, OR	June 30, 2008	1,568	Office
Salt Lake City, UT	July 14, 2012	22,069	Switch Facility/Office
Yakima, WA	September 30, 2014	5,750	Switch Facility/Office
Everett, WA	September 15, 2010	16,000	Switch Facility/Office
Seattle, WA	December 31, 2009	12,645	Switch Facility
Tukwila, WA	August 31, 2012	30,503	Office/Warehouse
Tacoma, WA	January 31, 2009	11,373	Switch Facility/Office
Bellingham, WA	December 31, 2007	800	Office
Cody, WY	March 31, 2007(1)	324	Office

(1) Will not be renewed.

We believe that the facilities used in our operations are suitable for their respective uses and adequate to meet our current needs.

Item 3. Legal Proceedings.

We are party from time to time to ordinary course disputes that we do not believe to be material.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

We consummated an initial public offering of our common stock on August 9, 2005. Our common stock is traded on the NASDAQ Global Market under the symbol "ESCH".

The following table sets forth the high and low prices during the periods indicated since trading began:

	High	Low
2006		
First quarter	15.87	11.63
Second quarter	17.18	15.02
Third quarter	17.04	13.72
Fourth quarter	19.94	16.68
2005		
Third quarter	14.14	11.63
Fourth quarter	14.25	11.50

As of March 8, 2007, the closing price of our common stock was $24.97 per share.

On February 28, 2007, there were 230 holders of record of our common stock. See Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, for a discussion of the ownership of our company. We have not declared any cash dividends on our common stock. Our outstanding notes restrict our ability to pay dividends on our capital stock.

Item 6. Selected Financial Data.

The following tables set forth our selected consolidated financial and other data for the periods indicated. The selected consolidated financial data as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 have been derived from the audited consolidated financial statements and notes to consolidated financial statements included elsewhere in this report. The selected consolidated financial data as of December 31, 2004, 2003 and 2002 and for the years ended December 31, 2003 and 2002 were derived from the audited consolidated financial statements and notes to consolidated financial statements not included herein. The following financial information is qualified by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes to consolidated financial statements included elsewhere in this report. Results for 2004 exclude the results of Advanced TelCom, Inc. ("ATI") except for the Balance Sheet Data. All dollar amounts are in thousands of dollars, except per share amounts.

	Year Ended December 31,				
Statements of operations data:	**2006**	**2005**	**2004**	**2003**	**2002**
Revenue:					
Network services	$ 244,702	$ 201,835	$ 131,780	$ 115,482	$ 96,209
BTS	29,824	25,908	26,316	25,614	25,659
Total revenue	274,526	227,743	158,096	141,096	121,868
Cost and expenses:					
Network service expenses (excluding depreciation and amortization)	98,664	85,914	47,354	45,037	39,493
BTS cost of revenue	18,427	16,139	15,979	15,784	16,053
Sales, general and administrative	103,569	90,310	69,255	66,252	68,920
Depreciation and amortization	42,247	39,653	31,105	30,099	25,261
Operating income (loss)	11,619	(4,273)	(5,597)	(16,076)	(27,859)
Other income (expense)(1)	(14,399)	(27,369)	6,712	(1,102)	48,052
Income (loss) before income taxes(1)	(2,780)	(31,642)	1,115	(17,178)	20,193
Income taxes	–	(4)	(4)	(28)	(50)
Net income (loss) from continuing operations(1)	(2,780)	(31,646)	1,111	(17,206)	20,143
Income from discontinued operation, net of tax	–	329	–	–	–
Gain on sale of discontinued operation, net of tax	–	326	–	–	–
Net income (loss)(1)	(2,780)	(30,991)	1,111	(17,206)	20,143
Less preferred stock dividends and premium paid on repurchase of preferred stock(2)	–	–	(4,292)	(3,426)	(2,701)
Net income (loss) applicable to common stockholders	$ (2,780)	$ (30,991)	$ (3,181)	$ (20,632)	$ 17,442
Basic income (loss) per common share:					
Income (loss) from continuing operations	$ (0.17)	$ (5.32)	$ (11.11)	$ (70.59)	$ 147.68
Income from discontinued operation	–	0.11	–	–	–
Net income (loss)	$ (0.17)	$ (5.21)	$ (11.11)	$ (70.59)	$ 147.68
Diluted income (loss) per common share:					
Income (loss) from continuing operations	$ (0.17)	$ (5.32)	$ (11.11)	$ (70.59)	$ 5.83
Income from discontinued operation	–	0.11	–	–	–
Net income (loss)	$ (0.17)	$ (5.21)	$ (11.11)	$ (70.59)	$ 5.83
Other financial data:					
Capital expenditures(3)	$ 54,658	$ 35,905	$ 30,771	$ 26,466	$ 23,175
Cash flows provided by (used in) operating activities	45,953	15,028	26,115	16,688	(2,888)
Cash flows provided by (used in) investing activities	(132,756)	(30,971)	(79,056)	(25,008)	(23,020)
Cash flows provided by (used in) financing activities	81,887	15,570	70,770	(2,807)	31,593

Operating data:	As of and for the Year Ended December 31, 2006	2005	2004	2003	2002
Voice access lines in service(4)	363,375	270,662	173,492	156,165	133,908
Data access lines in service(4)	234,954	144,790	76,861	50,256	24,657
Total access lines in service(4)	598,329	415,452	250,353	206,421	158,565
Markets in operation	45	19	12	12	12
Percent of new access lines installed on-net	95%	97%	92%	87%	77%
Percent of total access lines on-net	85%	86%	81%	74%	63%
Average monthly churn(5)	1.28%	1.34%	1.48%	1.60%	1.87%
Total full-time equivalent employees	1,385	1,118	924	888	918
Quota-carrying network services sales people	265	204	167	139	164
Quota-carrying BTS sales people	42	39	33	36	35
Total quota-carrying sales people	307	243	200	175	199

Balance sheet data:	As of December 31, 2006	2005	2004	2003	2002
Cash, cash equivalents, restricted cash and available-for-sale securities	$ 39,467	$ 31,818	$ 33,351	$ 8,606	$ 19,733
Property and equipment, net	145,785	126,452	102,849	86,777	91,296
Total assets	330,521	231,546	237,119	153,721	169,133
Total debt, including current portion	147,736	97,519	142,231	87,822	88,625
Net debt(6)	108,269	65,701	108,880	79,216	68,892
Total stockholders' equity (deficit)	131,450	92,253	(8,180)	(5,071)	15,542

(1) In June 2002, we entered into a negotiated debt restructuring, which included the reduction of outstanding debt under our senior secured credit facility from $139,293 to $57,062. In the restructuring, certain lenders with outstanding principal and interest due of $65,778 chose to receive $12,229 in cash to cancel all liabilities, as a result of which we recorded a pre-tax gain of $53,549. In accordance with SFAS No. 15, *Accounting by Debtors and Creditors for Troubled Debt Restructurings,* a portion of the reduction in the amount outstanding could not be immediately recognized as a gain, but instead would be recognized as a reduction to interest expense over the term of the new credit facility. As of December 31, 2003, $21,871 of excess carrying value had yet to be recognized as a reduction in interest expense. In March 2004, we paid off our senior secured credit facility, which resulted in a pretax gain of $18,195 for the remaining excess carrying value as of the payoff date.

In September 2005, we redeemed $50,630 accreted value ($57,750 principal amount) of our 8 3/8% senior second secured notes due March 15, 2010 at a redemption price of 112% of the accreted value. The $6,076 accreted-value premium was recorded as interest expense. In addition, we wrote off a proportionate amount of the associated debt issuance costs and recorded $2,579 as interest expense.

(2) In December 2004, in connection with our acquisition of ATI, we repurchased 6,780,541 shares of our series A convertible preferred stock for $5,085.

(3) Capital expenditures are the sum total of purchases of property and equipment including equipment purchased under a capital lease, cash paid for customer installation costs and internal capitalized labor.

(4) Each access line and access line equivalent is equal to one 64-kilobit customer line that is active and being billed. Unused capacity on T1 circuits is not included in our line count.

(5) Average monthly churn is the total access line service disconnections for the month as a percentage of total access lines in service at the end of the month.

(6) Net debt consists of total debt less cash, cash equivalents, restricted cash and available-for-sale securities.

Selected Quarterly Financial Data (Unaudited. In thousands, except per share information)

	2006				
	For the Three Months Ended				
	March 31	**June 30**	**September 30**	**December 31**	**Total Year**
Total revenue	$ 59,726	$ 68,250	$ 69,806	$ 76,744	$ 274,526
Income (loss) before income taxes	(1,583)	(599)	(608)	10	(2,780)
Net income (loss)	(1,583)	(599)	(608)	10	(2,780)
Net income (loss) per share–basic	(0.11)	(0.04)	(0.03)	0.00	(0.17)
Net income (loss) per share–diluted	(0.11)	(0.04)	(0.03)	0.00	(0.17)

	2005				
	For the Three Months Ended				
	March 31	**June 30**	**September 30**	**December 31**	**Total Year**
Total revenue	$ 54,533	$ 56,921	$ 57,912	$ 58,377	$ 227,743
Income (loss) before income taxes(1)	(4,768)	(8,754)	(12,913)	(5,207)	(31,642)
Net income (loss)(1)	(4,768)	(8,643)	(12,453)	(5,127)	(30,991)
Net income (loss) per share–basic	(18.70)	(26.32)	(1.49)	(0.35)	(5.21)
Net income (loss) per share–diluted	(18.70)	(26.32)	(1.49)	(0.35)	(5.21)

(1) In September 2005, we redeemed $50,630 accreted value ($57,750 principal amount) of our 8 3/8% senior second secured notes due March 15, 2010 at a redemption price of 112% of the accreted value. The $6,076 accreted-value premium was recorded as interest expense. In addition, we wrote off a proportionate amount of the associated debt issuance costs and recorded $2,579 as interest expense.

2005 includes $4,748 in costs related to the settlement with Global Crossing in June 2005, which is described in our Form 10-K filed with the SEC on March 17, 2006.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Selected Financial Data" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this annual report. Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risk and uncertainties. In evaluating such statements, you should specifically consider the various factors identified in this annual report that could cause results to differ materially from those expressed in such forward-looking statements, including matters set forth in the section entitled "Risk Factors."

Overview

We are a leading facilities-based provider of integrated voice and data services and business telephone systems in 45 markets in the western United States. As a facilities-based competitive communications services provider, we provide services to our customers primarily through our own network of telecommunications switches and related equipment and primarily leased telecommunications lines, or transport. We target the small and medium-sized business segment and currently serve over 60,000 customers, primarily within the local service territory of Qwest.

Early in our development, we expanded into new markets generally through acquisitions of companies that we augmented with our network services capabilities. We were founded in 1996 and shortly thereafter, we merged with Cady Communications, a business telephone systems company based in Minnesota, and began offering local and long distance voice services. In 1997 and 1998, we acquired three additional business telephone systems companies and launched voice services in five additional markets, including Denver, Phoenix, Portland, Salt Lake City and Seattle. In December 1999, we activated our first switch. In January 2000, we acquired an Internet service provider and began providing advanced data services. In March 2000 we began providing voice and data services over our network, which began our transition to a facilities-based competitive communications services provider. In January 2001, we acquired a business telephone systems company in Salt Lake City. In December 2004, we acquired ATI, whereby we enhanced our presence in Washington, Oregon and Nevada and entered California. During 2006, we acquired OTI, OneEighty and MTI, which enhanced our market presence in Oregon and Arizona and gave us a market presence in Montana.

In February 2007, we announced that we signed a definitive agreement to acquire UNICOM. UNICOM is headquartered in Bend, Oregon. The acquisition is expected to close in the second quarter of 2007 and will enhance our presence in Oregon.

We measure our operational performance using a variety of indicators including revenue growth, the percentage of our revenue that comes from customers that we serve on-switch, costs and expenses as a percentage of revenue and access line churn rates. We monitor key operating and customer service metrics to improve customer service, maintain the quality of our network and reduce costs.

The telecommunications industry is highly competitive. We believe we compete principally by offering superior customer service, accurate billing, a broad set of services and systems and competitive pricing. We compete with the RBOCs, other competitive communications services providers, and long distance and data service providers. While wireless and cable providers are competing with us, we do not believe they are a significant competitive threat in the markets we serve nor are they likely to be in the near future, because of the different service standards that business customers require.

Key Components of Results of Operations

Revenue. Network services revenue consists primarily of local telephone service, long distance service, carrier access charges, and data and Internet access services. Revenue from local telephone service consists of charges for basic local dial-tone service, including dedicated T1 access, and custom-calling features such as call waiting and call forwarding. Revenue from long distance service consists of flat rated and per-minute-of-use charges for a full range of traditional switched and dedicated long distance, toll-free calling, international calling, calling card and operator services. Carrier access revenue consists primarily of usage charges that we bill long distance carriers to originate and terminate calls to and from our customers. In addition, in some of our markets we currently charge other local exchange carriers and wireless carriers usage charges to originate and terminate local and wireless calls to and from certain customers (otherwise known as reciprocal compensation). Revenue from data and Internet access services consists primarily of monthly usage fees for DSL and T1 circuits and Internet access services. We typically commit our customers to contracts ranging from one to three years and provide discounts for longer terms. Network services revenue comprised 89.1% of our total revenue for the year ended December 31, 2006, and represents a predominantly recurring revenue stream.

Monthly recurring network services revenue is recognized in the month the services are used. In the case of local service revenue, monthly recurring local services charges are billed in advance but accrued for and recognized on a prorated basis based on length of service in any given month. Non-recurring revenues associated with line installations are recognized over the average life of the customers. Long distance and carrier access usage charges are billed in arrears but accrued based on monthly average usage. Prior to 2005, we had not historically received any revenues from reciprocal compensation due to our bill-and-keep arrangement with Qwest. With the acquisitions of ATI, OneEighty and MTI, which were not under a bill-and-keep arrangement with the RBOCs, and our negotiated reciprocal compensation agreements with a few wireless carriers, we recorded approximately $0.9 million of reciprocal compensation revenue in 2006. We do not have any significant wholesale carrier revenue or wholesale Internet service provider revenue other than carrier access revenue and this reciprocal compensation.

Business telephone systems revenue consists of revenue from the sale of telephone equipment and the servicing of telephone equipment systems. Telephone equipment revenue is recognized upon delivery, completion of the installation and acceptance by the customer. Business telephone service revenue is recognized upon completion of service or, in the case of maintenance agreements, is spread equally over the life of the maintenance contract, which typically ranges from one to two years.

Network Services Expense. Our network services expense consists primarily of the cost of operating our network facilities. The network components for our facilities-based business include the cost of:

- leasing local loops and digital T1 lines which connect our customers to our network;
- leasing high capacity digital lines that connect our switching equipment to our colocations;
- leasing high capacity digital lines that interconnect our network with the RBOCs;
- leasing space, power and terminal connections in the RBOC central offices for colocating our equipment;
- signaling system network connectivity;
- leasing our long-haul Internet backbone network; and
- Internet transit and peering, which is the cost of delivering Internet traffic from our customers to the public Internet.

The costs to lease local loops, digital T1 lines and high capacity digital interoffice transport facilities from the RBOCs vary by carrier and by state and in many cases are regulated under federal and state laws. In virtually all areas, we lease local loops, T1 lines and interoffice transport capacity from the RBOCs. We lease interoffice facilities from carriers other than the RBOCs where possible in order to lower costs and improve network redundancy; however, in some cases, the RBOCs are our only source for local loops and T1 lines. Historically we purchased unbundled network elements platform, or UNE-P, from Qwest and Verizon, and customized network element packages, or UNE-E, from Qwest. We also purchase, on a resale basis, Centrex services, which are services for the portion of the public telephone switch that is dedicated to a customer, from AT&T. The rates for UNE-P and Centrex were regulated and established by the various state corporation or utility commissions. We entered into agreements with Qwest and Verizon for UNE-P replacement products in 2005. As of December 31, 2006, we had approximately 85,000 access lines in service that were formerly categorized as UNE-P access lines and are now provided under commercial agreements. The Qwest UNE-E agreement was terminated with the adoption of Qwest's commercial UNE-P replacement product, QPP, and all Qwest UNE-E lines were moved to QPP on January 1, 2005. We have incurred higher costs in 2006 to obtain access to certain elements of telecommunications platforms as a result of the TRRO. We will continue to migrate QPP lines to our switches as resources permit to help mitigate the increased costs.

Our network services expense also includes the fees we pay for long distance, data and other services. We have entered into wholesale purchasing agreements for these services. Some of the agreements contain significant termination penalties and/or minimum usage volume commitments. In the event we fail to meet minimum volume commitments, we may be obligated to pay underutilization charges. We do not anticipate having to pay any underutilization charges in the foreseeable future.

We carefully review all of our vendor invoices and frequently dispute inaccurate or inappropriate charges. In cases where we dispute certain charges, we frequently pay only undisputed amounts on vendor invoices in order to pay proper amounts owed. Our single largest vendor is Qwest. We use estimates to determine the level of success in dispute resolution and consider past historical experience, basis of dispute, financial status and current relationship with vendors and aging of prior disputes in quantifying our estimates.

We account for all of our network depreciation in depreciation and amortization expense and do not have any depreciation expense in network services expense.

Business Telephone Systems Cost of Revenue. Our most significant business telephone systems costs of revenue are the equipment purchased from manufacturers and labor for service installation. To take advantage of volume purchase discounts, we purchase equipment primarily from three manufacturers pursuant to master purchase agreements we have with these manufacturers. For all business telephone systems installations, our policy is to require a 30% deposit before ordering the equipment so our risk of excess inventory or inventory obsolescence is low. Business telephone systems cost of revenue also includes salaries and benefits of field technicians as well as vehicle and incidental expenses associated with equipment installation, maintenance and service provisioning.

Sales, General and Administrative. Sales, general and administrative expenses are comprised primarily of employee compensation and benefits, commissions, occupancy costs, bad debt, operating taxes, billing expense and professional services.

Determining our allowance for doubtful accounts receivable requires significant estimates. We consider two primary factors in determining the proper level of the allowance, including historical collections experience and the aging of the accounts receivable portfolio. We perform a credit review process on each new customer that involves reviewing the customer's current service provider bill and payment history, matching customers with the National Telecommunications Data Exchange database for delinquent customers and, in some cases, requesting credit reviews through Dun and Bradstreet. For 2006, 2005 and 2004, our bad debt expense as a percentage of revenue was 0.7 %, 0.5%, and 0.5%, respectively.

Depreciation and Amortization. Our depreciation and amortization expense includes depreciation for network related voice and data equipment, back office systems, furniture, fixtures, leasehold improvements, office equipment and computers. All internal costs directly related to the expansion of our network and operating and support systems, including salaries of certain employees, are capitalized and depreciated over the lives of the switches or systems, as the case may be. Capitalized customer installation costs are amortized over periods approximating the average life of customers. Detailed time studies are used to determine labor capitalization. These time studies are based on employee time sheets for those engaged in capitalizable activities.

Results of Operations

The following table sets forth financial data as a percentage of total revenue for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,		
	2006	2005	2004
Consolidated financial data:			
Revenue:			
Network services	89.1%	88.6%	83.4%
BTS	10.9%	11.4%	16.6%
Total revenue	100.0%	100.0%	100.0%
Costs and expenses:			
Network services expense (excluding depreciation and amortization)	35.9%	37.7%	30.0%
Business telephone systems cost of revenue	6.7%	7.1%	10.1%
Sales, general and administrative	37.8%	39.7%	43.8%
Depreciation and amortization	15.4%	17.4%	19.7%
Operating income (loss)	4.2%	(1.9)%	(3.6)%
Net income (loss)	(1.0)%	(13.6)%	0.7%
Net income (loss) applicable to common stockholders	(1.0)%	(13.6)%	(2.0)%

The following table sets forth network services expense (excluding depreciation and amortization) and business telephone systems cost of revenue as percentages of the related revenue for the periods indicated.

	Year Ended December 31,		
	2006	2005	2004
Network services expense (excluding depreciation and amortization)	40.3%	42.6%	35.9%
BTS cost of revenue	61.8%	62.3%	60.7%

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue. Revenue for the years ended December 31, 2006 and 2005 is as follows:

	Year Ended December 31,		%
	2006	2005	Change
Revenue (in millions):			
Voice and data services	$186.3	$153.9	21.0%
Long distance	41.6	34.6	20.3
Access	16.8	13.3	26.7
Total network services	244.7	201.8	21.2
BTS	29.8	25.9	15.1
Total revenue	$274.5	$227.7	20.5%

Network Services. Network services revenue was $244.7 million for the year ended December 31, 2006, an increase of 21.2% from $201.8 million for the year ended December 31, 2005. The increase in revenue is primarily due to the inclusion of OTI, which was acquired on April 1, 2006, OneEighty, which was acquired on October 1, 2006, MTI, which was acquired on November 1, 2006, and organic line growth. During the 12 months of 2006, the number of voice lines in service increased by 34.3% to 363,375 lines at December 31, 2006, and the number of data lines in service increased by 62.3% to 234,954 lines at December 31, 2006. The revenue growth associated with access line growth was partially offset by a decline in data revenue per line due to a combination of customers purchasing more bandwidth at discounted prices and general pricing pressures for data services in our markets. We increased our network sales force to 265 associates at December 31, 2006, from 204 associates at December 31, 2005. We expect to increase the network sales force by an additional 60 associates throughout 2007. We expect this increase in sales associates will favorably impact our lines in service and revenue over the next year.

BTS. BTS revenue was $29.8 million for the year ended December 31, 2006, an increase of 15.1% from $25.9 million for the year ended December 31, 2005. The increase in BTS revenue was primarily the result of increases in new systems sales and revenue from change orders.

Network Services Expenses (Excluding Depreciation and Amortization). Network services expenses were $98.7 million for the year ended December 31, 2006, an increase of 14.8% from $85.9 million for the year ended December 31, 2005. 2005 includes $4.7 million in costs related to the settlement with Global Crossing in June 2005, which is described in our Form 10-K filed with the SEC on March 17, 2006. 2006 includes network expenses associated with OTI, which was acquired on April 1, 2006, OneEighty, which was acquired on October 1, 2006 and MTI, which was acquired on November 1, 2006. We continue to experience improvements in network services expense relative to the growth in network services revenue due to several factors, including 1) our continued focus on selling high margin T1-based products, 2) network grooming and optimization projects to lower monthly network cost, and 3) efficiencies associated with the integration of our acquired companies. These improvements were partially offset by the inclusion of OTI and higher costs associated with TRRO. OTI's network services expenses are a higher percentage of revenue than ours because they are not facilities based. We plan to migrate a portion of OTI's lines to our network over the next 24 months in order to lower costs. As a percentage of related revenue, network services expenses for 2006 decreased to 40.3% from 42.6% for 2005. This decrease was primarily due to the Global Crossing settlement impact in 2005.

BTS Cost of Revenue. BTS cost of revenue was $18.4 million and $16.1 million for the years ended December 31, 2006 and 2005, respectively. The increase in BTS cost of revenue is due to the increase in materials expense to support the higher level of revenue. As a percentage of related revenue, BTS cost of revenue for the year ended December 31, 2006 decreased to 61.8% from 62.3% for the year ended December 31, 2005. We do not expect future improvements in BTS cost of revenue as a percentage of related revenue unless we are able to significantly increase BTS new systems sales and therefore achieve greater volume discounts or economies of scale in our workforce.

Sales, General and Administrative. Sales, general and administrative expenses were $103.6 million for the year ended December 31, 2006, an increase of 14.7% from $90.3 million for the year ended December 31, 2005. The increase is primarily due to the inclusion of OTI, OneEighty and MTI, and an increase in costs associated with the sales force expansion. As a percentage of revenue, sales, general and administrative expenses for the year ended December 31, 2006 declined to 37.7% from 39.7% for the year ended December 31, 2005 due to the improved efficiency of our existing operations resulting from our fixed cost structure supporting a higher level of revenue. Our sales, general and administrative expenses are largely fixed as they are driven by the 1,385 associates that were employed at December 31, 2006. We expect expenses as a percentage of revenue to continue to decline due to continued efficiency improvements and synergies related to acquisitions.

Depreciation and Amortization. Depreciation and amortization expense was $42.2 million for the year ended December 31, 2006, an increase of 6.5% from $39.7 million for the year ended December 31, 2005. This increase was primarily due to the amortization related to the $5.8 million of intangible assets purchased in the OTI acquisition and from the depreciation on the $54.7 million of capital expenditures over the past 12 months. As a percentage of revenue, depreciation and amortization decreased to 15.4% for the year ended December 31, 2006 from 17.4% for the year ended December 31, 2005.

Interest. Interest expense was $17.5 million for the year ended December 31, 2006, a decrease of 37.7% from $28.1 million for the year ended December 31, 2005. The decrease was primarily due to 2005 including $10.2 million of interest expense related to the partial redemption of our notes in September. The decrease was also due to lower interest expense as a result of having a lower average outstanding debt balance for 2006 compared to 2005.

Net Loss. Net loss for the year ended December 31, 2006 was $2.8 million compared to a net loss for the year ended December 31, 2005 of $31.0 million. This improvement is primarily due to the increase in revenue, lower interest expense and the improvements in costs and expenses as a percentage of revenue.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue. Revenue for the years ended December 31, 2005 and 2004 is as follows:

	Year Ended December 31,		%
	2005	**2004**	**Change**
Revenue (in millions):			
Voice and data services	$153.9	$ 98.4	56.6%
Long distance	34.6	21.2	63.0
Access	13.3	12.2	8.8
Total network services	201.8	131.8	53.2
BTS	25.9	26.3	(1.6)
Total revenue	$227.7	$158.1	44.1%

Network Services. Network services revenue was $201.8 million for the year ended December 31, 2005, an increase of 53.2% from $131.8 million for the year ended December 31, 2004. The increase in revenue is primarily due to the inclusion of ATI, which was acquired on December 31, 2004, and, to a lesser extent, an increase in the average number of voice and data access lines in service. From December 31, 2004 to December 31, 2005, the number of voice lines increased by 56.0% to 270,662 lines at December 31, 2005, and the number of data lines increased by 88.4% to 144,790 lines at December 31, 2005. The growth in revenue associated with access line growth was partially offset by declines in pre-subscribed interexchange carrier charge (PICC) revenue, access revenue per minute of use and a decline in data revenue per line. The decline in PICC revenue was related to our dispute with Global Crossing, which was resolved in June 2005. As a result of that dispute, we stopped recording approximately $0.3 million per month of PICC revenue beginning in November of 2004. Access revenue per minute of use declined as a result of the scheduled FCC reduction of interstate rate levels in June 2004. Data revenue per line declined due to a combination of customers purchasing more bandwidth at discounted prices and general pricing pressures for data services in our markets.

BTS. BTS revenue was $25.9 million for the year ended December 31, 2005, a decrease of 1.6% from $26.3 million for the year ended December 31, 2004 due to a one-time revenue adjustment of $0.5 million made in 2005.

Network Services Expenses (Excluding Depreciation and Amortization). Network services expenses were $85.9 million for the year ended December 31, 2005, an increase of 81.4% from $47.3 million for the year ended December 31, 2004. This increase is primarily due to the inclusion of ATI, which was acquired on December 31, 2004, and recording approximately $4.7 million in costs related to the settlement with Global Crossing in June 2005. As a percentage of related revenue, network services expenses for 2005 increased to 42.6% from 35.9% for 2004. This increase was primarily due to the Global Crossing settlement impact and the inclusion of ATI.

BTS Cost of Revenue. BTS cost of revenue was $16.1 million and $16.0 million for the years ended December 31, 2005 and 2004, respectively. As a percentage of related revenue, BTS cost of revenue for the year ended December 31, 2005 increased to 62.3% from 60.7% for the year ended December 31, 2004, primarily due to the one-time revenue adjustment discussed above.

Sales, General and Administrative. Sales, general and administrative expenses were $90.3 million for the year ended December 31, 2005, an increase of 30.4% from $69.3 million for the year ended December 31, 2004. The increase is primarily due to the inclusion of ATI. As a percentage of revenue, sales, general and administrative expenses for the year ended December 31, 2005 declined to 39.7% from 43.8% for the year ended December 31, 2004 due to the improved efficiency of our existing operations resulting from our fixed cost structure supporting a higher level of revenue.

Depreciation and Amortization. Depreciation and amortization expense was $39.7 million for the year ended December 31, 2005, an increase of 27.5% from $31.1 million for the year ended December 31, 2004. This increase was primarily due to the inclusion of ATI and, to a lesser extent, our network growth and associated capital expenditures. As a result of finalizing our purchase price allocation for ATI, we recorded a one-time $4.3 million adjustment to depreciation and amortization in the fourth quarter of 2005. As a percentage of revenue, depreciation and amortization decreased to 17.4% for the year ended December 31, 2005 from 19.7% for the year ended December 31, 2004.

Interest. Interest expense was $28.1 million for the year ended December 31, 2005, an increase of 145.6% from $11.5 million for the year ended December 31, 2004. In September 2005, we redeemed $50.6 million accreted value ($57.8 million principal amount) of our 8 3/8% senior second secured notes due March 15, 2010 at a redemption price of 112% of the accreted value. The $6.1 million accreted-value premium was recorded as interest expense. In addition, we wrote off a proportionate amount of the associated debt issuance costs and recorded $2.6 million as interest expense. The remaining increase is primarily the result of a full year of interest expense on a higher outstanding note balance.

Gain on Extinguishment of Debt. Net income for the year ended December 31, 2004 included a gain on extinguishment of debt of $18.2 million. The gain on the extinguishment of debt was the result of paying off our bank facility. In June 2002, we restructured our bank facility and because the future cash flows could not be calculated with certainty, the gain was deferred. As a result of the repayment, the excess carrying value of $20.9 million and debt issuance costs of $2.7 million resulted in the $18.2 million gain on extinguishment of debt.

Net Income (Loss). Net loss for the year ended December 31, 2005 was $31.0 million compared to net income for the year ended December 31, 2004 of $1.1 million. In 2004 we recorded an $18.2 million gain on extinguishment of debt, whereas in 2005 we recorded both a debt charge-off and additional depreciation and amortization expense as mentioned previously.

Liquidity and Capital Resources

Principal Sources and Uses of Liquidity. Our principal sources of liquidity are cash from operations and our cash and cash equivalents and available-for-sale securities. Our principal liquidity requirements consist of debt service, capital expenditures and working capital.

Cash and Cash Equivalents. Cash and cash equivalents was $21.1 million at December 31, 2006, compared to $26.1 million at December 31, 2005.

Available-for-Sale Securities. Short-term investments are comprised of municipal and United States government debt securities with maturities of more than three months but less than one year and auction rate securities. The balance at December 31, 2006 and 2005 was $17.1 million and $4.8 million, respectively. The securities represent additional liquidity for us.

Financings. On March 29, 2006, we completed a $48.0 million tack-on offering of our senior second secured notes at a discount resulting in a 9.92% yield. After deducting fees and expenses associated with the offering, our net proceeds were $44.3 million. Our acquisition of OTI on April 1, 2006, was financed with $20.3 million of the net proceeds from the offering. Our acquisition of OneEighty on October 1, 2006, was financed with $10.2 million of the net proceeds from the offering. Our acquisition of MTI on November 1, 2006 was partially financed with the remaining proceeds of $13.8 million.

On May 19, 2006, we completed an offering of 2,550,000 shares of our common stock, $0.01 par value per share, at $15.70 per share. After deducting fees and expenses related to the offering, we received net proceeds of $40.0 million. Our acquisition of MTI on November 1, 2006 was partially financed with $23.5 million of the proceeds from the offering. We expect that the remaining proceeds will be used to fund potential future acquisitions or for general corporate purposes.

Cash Provided by Operating Activities. Cash provided by operating activities was $46.0 million for 2006 compared to cash provided by operating activities of $15.0 million for 2005. The increase was primarily due to revenue growth and the related improvement of our cash operating costs and expenses as a percent of revenue. The increase is also due to lower cash interest expense. During 2005, we paid $6.1 million related to the redemption of 35% of our senior second secured notes.

Cash provided by operating activities was $15.0 million for 2005 compared to cash provided by operating activities of $26.1 million for 2004. The decrease in cash provided by operating activities was due to an $11.7 million increase in cash interest payments. During 2005, we paid $6.1 million related to the redemption of 35% of our senior second secured notes and $5.6 million related to additional interest payments as a result of our $65.0 million senior second secured notes issued on November 29, 2004.

Cash Used in Investing Activities. Cash used in investing activities was $132.8 million for 2006 compared to $31.0 million for 2005 and $79.1 million for 2004. The increase in cash used in investing activities from 2005 to 2006 was due in part to the acquisitions of OTI, OneEighty and MTI during 2006. The increase was also due to increased investments in available-for-sale securities and property and equipment, and cash paid for customer installation costs. The decrease in cash used in investing activities from 2004 to 2005 was primarily due to 2004 activity including the acquisition of ATI on December 31, 2004. Also, net cash provided in 2005 related to available-for-sale securities was $1.8 million versus a net use of cash in 2004 of $6.2 million. Cash used for investing in the maintenance and expansion of our network and back office systems and customer installation increased $6.1 million in 2005 versus 2004.

Cash Provided by Financing Activities. Cash provided by financing activities was $81.9 million for 2006 compared to $15.6 million for 2005. In 2006, the issuance of senior second secured notes in March 2006 generated $45.6 million of proceeds and the issuance of common stock in May 2006 generated $40.4 million of proceeds.

Cash provided by financing activities was $15.6 million for 2005. The proceeds from our initial public offering of our common stock in August 2005, after deducting underwriting discounts and commissions, were $69.8 million. Proceeds were used to redeem $50.6 million accreted value ($49.2 million book value; $57.8 principal amount) of our 8 3/8% senior second secured notes due March 15, 2010; to pay a $6.1 million premium due upon redemption of the notes, which is included in interest expense; and to pay $2.7 million of fees and expenses associated with the offering. We also used cash for payments on capital lease obligations.

Cash provided by financing activities was $70.8 million for 2004. The net proceeds from the issuance of the senior second secured notes in March 2004 generated approximately $13.2 million. The net cash proceeds from the issuance of senior second secured notes in November 2004 and the Series B preferred stock issuance generated approximately $57.5 million after payment of debt issuance costs and the redemption of Series A preferred stock. We also used cash for payments on capital lease obligations.

Outstanding Indebtedness. As of December 31, 2006, we had $147.7 million in outstanding indebtedness, consisting of $141.0 million 8 3/8% senior second secured notes due 2010, $5.3 million in capital lease obligations, and $1.4 million for a loan assumed through the acquisition of MTI. Interest payments on the notes are required on each March 15 and September 15 the notes are outstanding. We expect to be able to pay the March 15, 2007 and September 15, 2007 cash interest payments from a combination of cash generated from operations and cash on hand.

The notes will mature on March 15, 2010, and accrue interest at an annual rate of 8⅜% with cash interest payments made on a semiannual basis on each March 15 and September 15. On or after March 15, 2007 we may redeem some or all of the notes at declining redemption prices, plus accrued and unpaid cash interest, beginning at 106%.

In addition, if any notes are outstanding on September 15, 2009, we will be required to redeem 3.5% of each then outstanding note's accreted value at a redemption price of 100% of the accreted value of the portion of the notes so redeemed, as well as an additional portion of each note to the extent required to prevent that note from being treated as an "applicable high yield discount obligation" within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended.

The indenture for the notes requires us and our subsidiaries to comply with certain restrictive covenants, including limitations and restrictions, subject to certain baskets and carveouts, on the ability of our subsidiaries to pay dividends or distributions, redeem or repurchase equity securities, incur debt, make investments or sell assets and stock of subsidiaries, enter into affiliate transactions, incur liens and security interests, merge, consolidate or sell all or substantially all of our assets, make loans to us or any other restricted subsidiary or enter into any business other than certain permitted businesses. Also, in the event of a change of control as defined in the indenture, we would be required to offer to repurchase all of the outstanding notes at a price equal to 101% of their then-current accreted value.

The notes and the guarantees are secured by a second priority lien on substantially of our existing and future property and assets other than:

- *Capital stock and other securities;*
- real property leases;
- property or assets owned by any foreign subsidiary; and
- any property in which a lien may not be granted.

Capital Requirements. We expect to spend between $54.0 and $58.0 million on capital expenditures in 2007. In addition, we expect to close on our acquisition of UNICOM in the second quarter of 2007, for which we will pay approximately $13.9 million. We intend to finance the acquisition of UNICOM with debt.

Based on our current level of operations and anticipated growth, however, we believe that our existing cash, cash equivalents and short-term investments will be sufficient to fund our operations. Other than the additional financing planned in connection with the UNICOM acquisition, we do not currently anticipate the need to raise additional financing to fund capital expenditures or operations for at least the next 12 months.

Any future acquisitions or other significant unplanned costs or cash requirements may require that we raise additional funds through the issuance of debt or equity. We cannot assure you that such financing will be available on terms acceptable to us or our stockholders, or at all. Insufficient funds may require us to alter our business plan or take other actions that could have a material adverse effect on our business, results of operations and financial condition. If we elect to issue equity securities to raise additional funds, substantial dilution to existing stockholder may result.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

	Total	Less Than One Year	1-3 Years	3-5 Years	More Than Five Years
	(Dollars in thousands)				
Notes payable	$200,437	$13,002	$31,345	$156,090	$ –
Capital lease obligations	6,102	3,622	2,205	275	–
Operating lease obligations	27,254	6,067	11,255	6,868	3,064
Fiber ring payable	2,792	270	463	276	1,783
Purchase obligations	1,443	1,152	291	–	–

The contractual obligation for notes payable includes related interest payments and assumes all notes currently outstanding are outstanding prior to the date of mandatory redemption and also assumes the notes are not otherwise required to be redeemed in a greater amount.

Application of Critical Accounting Policies

Our discussion of the financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of any contingent assets and liabilities at the date of the financial statements. Management regularly reviews its estimates and assumptions, which are based on historical factors and other factors that are believed to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions, estimates or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. See Note 1 of the Notes to Consolidated Financial Statements for additional disclosure of the application of these and other accounting policies.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are initially recorded at fair value upon the sale of products or services to customers. Significant estimates are required in determining the allowance for doubtful accounts receivable. We consider two primary factors in determining the proper level of allowance, including historical collections experience and the aging of the accounts receivable portfolio. The allowance for doubtful accounts is based on the best facts available to us and is reevaluated and adjusted as additional information is received. We have a credit policy that helps minimize credit risk. We believe this risk is limited due to the large number and diversity of clients that comprise our customer base.

Valuation of Goodwill

Goodwill is tested annually for impairment at the reporting unit level. If the undiscounted anticipated future cash flows of a reporting unit are less than the carrying amount, an impairment charge is recognized. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, management completed its annual impairment test in the fourth quarter of 2006 and 2005 and determined that goodwill had not been impaired.

Income Taxes

We account for income taxes under the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized for deductible temporary differences and tax operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and record a valuation allowance to reduce our deferred tax assets to the amounts we believe to be realizable. We concluded that a full valuation allowance against our deferred tax assets was appropriate.

Revenue

Monthly recurring network services revenue is recognized in the month the services are used. In the case of local service revenue, monthly recurring local services charges are billed in advance but accrued for and recognized on a prorated basis based on length of service in any given month.

Non-recurring revenues from the installation of network services are recognized over periods that approximate the average life of customers.

Long distance and access charges are billed in arrears but accrued based on monthly average usage. We base our estimates of monthly average usage on historical experience and periodically review our estimates to ensure ongoing accuracy of the usage estimates. Historically, our actual experience has not differed significantly from our estimates.

Business telephone systems revenue consists of revenue from the sale of telephone equipment and the servicing of telephone equipment systems. Telephone equipment revenue is recognized upon delivery, completion of the installation and acceptance by the customer. Business telephone service revenue is recognized upon completion of service or, in the case of maintenance agreements, is spread equally over the life of the maintenance contract, which typically ranges from one to two years.

Network Expense

We carefully review all of our vendor invoices and frequently dispute inaccurate or inappropriate charges. In cases where we dispute certain charges, we frequently pay only undisputed amounts on vendor invoices in order to pay the proper amounts owed. We record costs net of disputed amounts based on our expected outcome of disputes that are initiated. We use significant estimates to determine the level of success in dispute resolution and consider past historical experience, basis of dispute, financial status of the vendor and current relationship with the vendor and aging of prior disputes in quantifying our estimates. Disputes are common in our industry and we believe our treatment of disputes is consistent with industry practice.

We believe our network expense accrual is sufficient to cover all outstanding disputes that we may lose. In addition, we accrue for expected costs that have not yet been invoiced and we believe our network expense accrual is sufficient to cover these costs as well.

Share-Based Compensation

Effective January 1, 2006, we adopted the provisions of SFAS No. 123(R), *Shared-Based Payment*, which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. Prior to the adoption of SFAS No. 123(R), we accounted for our stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 (APB No. 25), *Accounting for Stock Issued to Employees*, and related interpretations.

We adopted SFAS No. 123(R) using the modified prospective transition method and the straight-line attribution method for recognizing compensation expense. Under the modified prospective transition method, compensation expense recognized during the year ended December 31, 2006, included: (a) the prorated portion of compensation expense for all share-based awards granted prior to January 1, 2006, but not yet vested, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) the prorated portion of compensation expense for all share-based awards granted subsequent to adoption of SFAS No. 123(R), based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for periods prior to the adoption of SFAS No. 123(R) have not been restated to reflect the impact of the provisions of SFAS No. 123(R).

We used the Black-Scholes option-pricing model ("Black-Scholes Model") for the purposes of determining the estimated fair value of our share-based payment awards at the date of grant. The Black-Scholes Model requires certain assumptions that involve judgment. Our share-based awards have characteristics significantly different from publicly traded options, and because changes in the input assumptions can materially affect the fair value estimate, the existing pricing models may not provide a reliable single measure of the fair value of our share-based payment awards. We will continue to assess the assumptions and methodologies used to calculate estimated fair value of share-based compensation.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We have determined the adoption of FIN 48 will not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. The standard provides guidance for using fair value to measure assets and liabilities. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We have not yet determined the impact, if any, that the adoption of SFAS No. 157 will have on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

We are not exposed to market risks from changes in foreign currency exchange rates or commodity prices. We do not hold any derivative financial instruments nor do we hold any securities for trading or speculative purposes.

We are exposed to changes in interest rates on our investments in cash equivalents and available-for-sale securities. Interest income for the year ended December 31, 2006 was $3.2 million, therefore not exposing us to any meaningful interest income risk had rates dropped. We had $141.0 million in senior second secured notes outstanding as of December 31, 2006. These notes are at a fixed interest rate and are therefore not exposed to any interest rate risk.

Item 8. Financial Statements and Supplementary Data.

Our Consolidated Financial Statements and the report of our independent registered public accounting firm are included in this Annual Report on Form 10-K beginning on page F-1. The index to this report and the financial statements is included in Item 15.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our Board of Directors and senior management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on their evaluation as of December 31, 2006, the principal executive officer and principal financial officer of the Company have concluded that the design and operation of our disclosure controls and procedures were effective to ensure information required to be disclosed in this Form 10-K was processed, recorded, summarized and reported within the time periods specified in the rules and instructions for the Form 10-K.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring

Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2006.

During the fourth quarter of 2006, we acquired OneEighty Communications, Inc. (OneEighty) and Mountain Telecommunications, Inc. (MTI) in a purchase business combination. In reliance on guidance contained in a "Frequently Asked Questions" interpretive release issued by the staff of the SEC's Office of Chief Accountant and Division of Corporation Finance in June 2004 (and revised on October 6, 2004), we determined to exclude both OneEighty and MTI from the scope of our assessment of our internal control over financial reporting as of December 31, 2006. The total assets of OneEighty and MTI, excluding goodwill, were 1.6% and 3.7%, respectively, of our consolidated total assets as of December 31, 2006. The total revenues of OneEighty and MTI were 0.7% and 1.3%, respectively, of our total consolidated revenues for the year ended December 31, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been given an unqualified audit opinion on the Company's 2006 financial statements by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.

Changes in Internal Controls

During the fourth quarter of 2006, we acquired OneEighty and MTI in a purchase business combination. There have been no other significant changes in our internal control over financial reporting or in factors affecting internal control over financial reporting during the fiscal year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareowners
Eschelon Telecom, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Eschelon Telecom, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eschelon Telecom, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of OneEighty Communications, Inc. and Mountain Telecommunications, Inc, which are included in the December 31, 2006 consolidated results of Eschelon Telecom, Inc. and constitute approximately 1.6% and 3.7%, respectively, of the total assets at December 31, 2006, excluding goodwill, and 0.7% and 1.3%, respectively, of the total revenues for the year then ended. Our audit of the internal control over financial reporting of Eschelon Telecom, Inc. also did not include an evaluation of the internal control over financial reporting of OneEighty Communications, Inc. and Mountain Telecommunications, Inc.

In our opinion, management's assessment that Eschelon Telecom, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Eschelon Telecom, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Eschelon Telecom, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006, and our report dated March 8, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

March 8, 2007
Minneapolis, Minnesota

Item 9B. Other Information.

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance.

The disclosure under part I of Item 1 of this Form 10-K entitled "Executive Officers" is incorporated by reference into this Item 10.

The sections entitled "Election of Directors," "The Board of Directors and Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for our 2007 Annual Meeting of Stockholders (the "Proxy Statement"), which will be filed with the SEC within 120 days after December 31, 2006 are incorporated in this Form 10-K by reference.

We adopted a Code of Ethics that applies to all employees, our executive officers and directors. Our Code of Ethics is available on our website at www.eschelon.com.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website at the address specified above.

Item 11. Executive Compensation.

The sections of the Proxy Statement entitled "The Board of Directors and Committees," "Executive Compensation," "Employment and Change of Control Agreements," "Report of the Compensation Committee on Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" are incorporated by reference in this Form 10-K from our Proxy Statement, which will be filed with the SEC.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The sections of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and "Approval of the Amendment to the 2002 Plan" are incorporated by reference in this Form 10-K from our Proxy Statement, which will be filed with the SEC.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The section of the Proxy Statement entitled "Certain Relationships and Related Transactions, and Director Independence" is incorporated by reference in this Form 10-K from our Proxy Statement, which will be filed with the SEC.

Item 14. Principal Accounting Fees and Services.

The section of the Proxy Statement entitled "Ratification of Independent Registered Public Accounting Firm" is incorporated by reference in this Form 10-K from our Proxy Statement, which will be filed with the SEC.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) Documents filed as part of the report:

(1) Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2006 and 2005

Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

Notes to Consolidated Financial Statements

(2) Schedule II—Valuation of Qualifying Accounts and Reserves

Such schedule should be read in conjunction with the consolidated financial statements. All other supplemental schedules are omitted because of the absence of conditions under which they are required.

(3) Exhibits

(b) Exhibits:

The following exhibits are filed or incorporated by reference as stated below:

Exhibit Number	Description
3.1(2)	Seventh Amended and Restated Certificate of Incorporation of Eschelon Telecom, Inc.
3.2(2)	Form of Amended and Restated Bylaws of Eschelon Telecom, Inc. filed on July 8, 2005.
4.1*	Fourth Amended and Restated Stockholders Agreement dated June 27, 2002.
4.1.2(1)	Amendment No. 1 to Fourth Amended and Restated Stockholders Agreement dated December 23, 2004 (relating to Exhibit 4.1)
4.2*	Eschelon Telecom, Inc. 2002 Stock Incentive Plan.
4.3*	Form of Incentive Stock Option Grant Agreement Under the Eschelon Telecom, Inc. 2002 Stock Incentive Plan.
4.4*	Form of Nonstatutory Stock Option Grant Agreement Under the Eschelon Telecom, Inc. 2002 Stock Incentive Plan.
4.5*	Form of Restricted Stock Grant Agreement Under the Eschelon Telecom, Inc. 2002 Stock Incentive Plan.
4.6**	Indenture dated March 17, 2004 by and among Eschelon Operating Company; Eschelon Telecom, Inc.; Eschelon Telecom of Minnesota, Inc.; Eschelon Telecom of Washington, Inc.; Eschelon Telecom of Colorado, Inc.; Eschelon Telecom of Nevada, Inc.; Eschelon Telecom of Utah, Inc.; Eschelon Telecom of Oregon, Inc.; Eschelon Telecom of Arizona, Inc.; and The Bank of New York Trust Company, N.A.
4.7**	Registration Rights Agreement dated March 17, 2004 by and among Jefferies & Company, Inc.; Wachovia Capital Markets LLC; Eschelon Operating Company; Eschelon Telecom, Inc.; Eschelon Telecom of Minnesota, Inc.; Eschelon Telecom of Washington, Inc.; Eschelon Telecom of Colorado, Inc.; Eschelon Telecom of Nevada, Inc.; Eschelon Telecom of Utah, Inc.; Eschelon Telecom of Oregon, Inc.; and Eschelon Telecom of Arizona, Inc.
4.8**	Security Agreement dated March 17, 2004 by and among Eschelon Operating Company; Eschelon Telecom, Inc.; Eschelon Telecom of Minnesota, Inc.; Eschelon Telecom of Washington, Inc.; Eschelon Telecom of Colorado, Inc.; Eschelon Telecom of Nevada, Inc.; Eschelon Telecom of Utah, Inc.; Eschelon Telecom of Oregon, Inc.; Eschelon Telecom of Arizona, Inc.; and The Bank of New York Trust Company, N.A. (as Collateral Agent.)
4.9**	Trademark Security Agreement dated March 17, 2004 by and among Eschelon Operating Company; Eschelon Telecom, Inc.; and The Bank of New York Trust Company, N.A. (as Collateral Agent.)
4.10**	Form of Initial 8⅜% Senior Second Secured Notes due 2010.
4.11**	Form of Guarantee of Initial 8⅜% Senior Second Secured Notes due 2010.
4.12**	Form of Exchange 8⅜% Senior Second Secured Notes due 2010.
4.13**	Form of Guarantee of Exchange 8⅜% Senior Second Secured Notes due 2010.

Exhibit Number	Description
4.14+	Registration Rights Agreement dated November 29, 2004 by and among Jefferies & Company, Inc.; Eschelon Operating Company; Eschelon Telecom, Inc.; Eschelon Telecom of Minnesota, Inc.; Eschelon Telecom of Washington, Inc.; Eschelon Telecom of Colorado, Inc.; Eschelon Telecom of Nevada, Inc.; Eschelon Telecom of Utah, Inc.; Eschelon Telecom of Oregon, Inc.; and Eschelon Telecom of Arizona, Inc.
4.15+	Supplemental Indenture dated November 29, 2004 by and among Eschelon Operating Company, the guarantors party thereto and The Bank of New York Trust Company, N.A., as Trustee.
4.16+	Supplemental Indenture dated December 31, 2004 by and among Eschelon Operating Company, the guarantors party thereto and The Bank of New York Trust Company, N.A., as Trustee.
4.17+	Supplemental Indenture dated January 20, 2005 by and among Eschelon Operating Company, the guarantors party thereto and The Bank of New York Trust Company, N.A., as trustee.
4.18(7)	Supplemental Indenture dated March 27, 2006, between Eschelon Operating Company, the various Guarantors and Bank of New York Trust Company, N.A., as trustee.
4.19(8)	Supplemental Indenture dated March 28, 2006, between Eschelon Operating Company, the various Guarantors and Bank of New York Trust Company, N.A., as trustee.
4.20(1)	Redemption Agreement as of October 13, 2004, by and between NTFC Capital Corporation and Eschelon Telecom, Inc.
10.1(4)	Employment Agreement dated May 23, 2005 by and between Eschelon Telecom, Inc. and Richard A. Smith.
10.2*	Employment Offer Letter dated March 7, 2000 from Eschelon Telecom, Inc. to Geoffrey M. Boyd.
10.2.1*	Severance Pay Letter Agreement dated November 14, 2002 by and between Eschelon Telecom, Inc. and Geoffrey M. Boyd.
10.2.2(3)	Amendment dated April 11, 2005 to Employment Offer Letter dated March 7, 2000 from Eschelon Telecom, Inc. to Geoffrey M. Boyd.
10.2.3	Amendment dated February 19, 2007 to Employment Offer Letter dated March 7, 2000 from Eschelon Telecom, Inc. to Geoffrey M. Boyd
10.3*	Change-in-Control Severance Pay Agreement dated April 21, 1999 by and between Advanced Telecommunications, Inc. and David A. Kunde.
10.4*	Employment Offer Letter dated July 19, 1999 from Advanced Telecommunications, Inc. to Steven K. Wachter.
10.5*	Stock Restriction Agreement dated February 7, 2003 between Eschelon Telecom, Inc. and Marvin C. Moses.
10.6*^	Carrier Global Services Agreement dated July 28, 2000 by and between MCI WorldCom Communications, Inc. and Eschelon Telecom, Inc.
10.6.1*^	First Amendment dated June 20, 2001 to Carrier Global Services Agreement dated July 28, 2000 by and between MCI WorldCom Communications, Inc. and Eschelon Telecom, Inc.
10.6.2*^	Second Amendment dated April 8, 2002 to Carrier Global Services Agreement dated July 28, 2000 by and between MCI WorldCom Communications, Inc. and Eschelon Telecom, Inc.
10.6.3*^	Third Amendment dated April 1, 2003 to Carrier Global Services Agreement dated July 28, 2000 by and between MCI WorldCom Communications, Inc. and Eschelon Telecom, Inc.
10.6.4*^	WorldCom Internet Dedicated Service Agreement and Service Order Form dated June 12, 2003.
10.6.5*^	WorldCom Internet Dedicated Service Agreement and Service Order Form dated January 23, 2004.
10.6.6*^	WorldCom Internet Dedicated T3 Price-Protected Agreement dated July 26, 2001.
10.6.7*^	WorldCom Wholesale Dedicated Internet Pricing Sheet
10.7*^	Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.1*^	Amendment #1 dated November 10, 2000 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.2*^	Amendment #2 dated January 2, 2001 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.3*^	Amendment #3 dated June 25, 2001 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.4*^	Amendment #4 dated July 17, 2001 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.5*	Amendment #5 dated April 25, 2002 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.6*^	Amendment #6 dated July 12, 2002 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.7*^	Amendment #7 dated March 26, 2004 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.8(5)^	Amendment #8 dated September 14, 2004 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.

Exhibit Number	Description
10.7.9(2)^^	Amendment #9 dated July 1, 2005 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.10	Amendment #10 dated August 15, 2005 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.11	Amendment #11 dated December 2, 2005 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.7.12	Amendment #12 dated February 1, 2006 to Carrier Service Agreement dated August 25, 2000 between Global Crossing Bandwidth, Inc. and Eschelon Telecom, Inc.
10.11*	Lease of Office Space by and between St. Paul Properties, Inc. and Eschelon Telecom, Inc. dated as of November 18, 2003.
10.11.1(6)	Amendment of Lease dated December 29, 2005 of Lease of Office Space by and between St. Paul Properties, Inc. and Eschelon Telecom, Inc. dated as of November 18, 2003.
10.12*	Lease Agreement by and between Timeshare Systems, Inc. and Advanced Telecommunications, Inc. dated March 3, 1999.
10.13*	Lease For Storage dated July 30, 1996 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.13.1*	First Amendment dated March 10, 1998 of Lease for Storage dated July 30, 1996 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.13.2*	Second Amendment dated March 27, 1998 of Lease for Storage dated July 30, 1996 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.13.3*	Third Amendment dated April 30, 1999 of Lease for Storage dated July 30, 1996 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.13.4*	Fourth Amendment dated October 3, 2000 of Lease for Storage dated July 30, 1996 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.13.5*	Lease For Storage dated March 6, 2000 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.13.6*	Lease For Storage dated July 11, 1999 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.13.7(6)	Fifth Amendment dated January 9, 2006 of Lease For Storage dated July 30, 1996 by and between T.H.S. Northstar Associates Limited Partnership and Fishnet.com, Inc.
10.14*	Lease Agreement by and between Duke Realty Limited Partnership and Cady Communications, Inc. dated May 21, 1999.
10.14.1(6)	Amendment dated February 15, 2006 of Lease Agreement by and between Duke Realty Limited Partnership and Cady Communications, Inc. dated May 21, 1999.
10.15*	Lease Agreement between Seattle Telecom LLC and Advanced Telecommunications, Inc. dated December 20, 1999.
10.16*	Office Lease by and between Parkside Salt Lake Corporation and Advanced Telecommunications, Inc. dated December 28, 1999.
10.16.1(6)	Amendment dated April 28, 2005 to Office Lease by and between Parkside Salt Lake Corporation and Advanced Telecommunications, Inc. dated December 28, 1999.
10.16.2	Amendment dated October 5, 2006 to Office Lease by and between EOS Acquisition I, LLC and Eschelon Telecom, Inc. dated December 28, 1999.
10.17*	Lease by and between Denver Place Associates Limited Partnership and Eschelon Telecom of Colorado, Inc. dated October 24, 2000.
10.18*	Office Lease by and between SOFI-IV SIM Office Investors II, Limited Partnership and Advanced Telecommunications, Inc. dated December 19, 1999.
10.18.1*	First Amendment dated March 17, 2003 to Lease by and between SOFI-IV SIM Office Investors II, Limited Partnership and Eschelon Telecom, Inc. dated December 19, 1999.
10.18.2(6)	Second Amendment dated July 18, 2005 to Lease by and between SOFI-IV SIM Office Investors II, Limited Partnership and Eschelon Telecom, Inc. dated December 19, 1999.
10.19*	Lease by and between Alco Investment Company and Advanced Telecommunications, Inc. dated November 19 1999.
10.20+	Stock Purchase Agreement dated October 13, 2004, by and between Eschelon Telecom, Inc. and Advanced TelCom Group, Inc.
10.20.1	Amendment to Stock Purchase Agreement dated as of December 30, 2004 (related to Exhibit 10.20)
10.21+	Asset Purchase Agreement dated October 13, 2004 by and between GE Business Productivity Solutions, Inc. and Eschelon Telecom, Inc.
10.22(5)	Lease Agreement by and between Hartmann Limited Partnership & William Ludwig Hartmann Marital Trust and Advanced TelCom, Inc. dated August 18, 2000.

Exhibit Number	Description
10.23(5)	Lease Agreement by and between Advanced TelCom, Inc. and 200 South Virginia Investments, LLC dated July 16, 1999.
10.23.1(5)	First Amendment to Lease Agreement by and between Advanced TelCom, Inc. and 200 South Virginia Investments, LLC dated January 6, 1999.
10.23.2(5)	Second Amendment to Lease Agreement by and between Advanced TelCom, Inc. and 200 South Virginia Investments, LLC dated August 1, 2001.
10.23.3(5)	Third Amendment to Lease Agreement by and between Advanced TelCom, Inc. and 200 South Virginia Investments, LLC dated April 1, 2004.
10.23.4(5)	Fourth Amendment to Lease Agreement by and between Advanced TelCom, Inc. and 200 South Virginia Investments, LLC dated September 2004.
10.24(5)	Triple-Net Lease Agreement by and between Sunwest Properties II, LLC and Eschelon Telecom, Inc. dated March 11, 2005.
10.25(5)	Standard Industrial/Commercial Single-Tenant Lease—Net by and between Courthouse Square, LLC and Advanced TelCom Group, Inc. dated January 29, 1999.
10.25.1(5)	First Amendment to Lease by and between Courthouse Square, LLC and Advanced TelCom Group, Inc. dated August 12, 1999.
10.25.2(5)	Second Amendment to Lease by and between Kayares International, LLC and Advanced TelCom Group, Inc. dated November 1, 2002.
10.26(5)	Lease by and between WVB Holdings, LLC and Advanced TelCom, Inc. dated June 10, 2004.
10.27(5)	Office Building Lease by and between Shaub Properties, Inc. and Advanced TelCom Group, Inc. dated March 7, 2000.
10.28(5)	Office Lease by and between Retro, LLC and Advanced TelCom Group, Inc. dated January 19, 1999.
10.28.1(5)	Lease Modification Agreement by and between Retro, LLC and Advanced TelCom Group, Inc. dated April 23, 1999.
10.29(2)	Form of Indemnification Agreement entered into between Eschelon Telecom, Inc. and its directors and officers.
10.30(5)	Lease Agreement-Commercial Premises by and between Avista Communications of Washington and Yesterday's Village, Inc. dated September 30, 1999.
10.30.1(5)	Amended Lease Agreement by and between Advanced TelCom, Inc. and Yesterday's Village, Inc. dated March 27, 2003.
10.30.2(5)	Amendment to Lease Agreement by and between Advanced TelCom, Inc. and Yesterday's Village, Inc. dated 2004.
10.31(5)	Lease by and between U.S. National Bank of Oregon and Shared Communications Services, Inc. dated March 1, 1996.
10.31.1(5)	Lease Extension and Assignment Agreement by and between U.S. Bank, N.A., Shared Communications Services, Inc. and Advanced TelCom, Inc. dated June 6, 2001.
10.32	Lease Agreement by and between Bruce E. Lee/Table Butte Cattle Company and OneEighty Communications, Inc. dated November 20, 1998.
10.33	Industrial Lease by and between Hardy Commerce Center, LLC and Prism Arizona Operations, LLC dated September 24, 1999.
10.33.1	Amendment dated October 24, 2003 by and between Desert Vista, LLC and Mountain Telecommunications, Inc. to Industrial Lease dated September 24, 1999.
10.34	Right to Use Agreement dated December 6, 2002 by and between Mountain Telecommunications, Inc. and the Salt River Pima-Maricopa Indian Community.
10.35	Qwest Regional Commitment Program Acknowledgement for Eschelon Telecom, Inc. dated February 13, 2007.
10.36	Qwest Regional Commitment Program Acknowledgement for Mountain Telecommunications, Inc. dated March 23, 2006.
10.37	Indefeasible Right of Use Agreement and Master Service Agreement by and between AGL Networks, LLC and Mountain Telecommunications, Inc. dated January 24, 2005.
10.38	Master Terms and Conditions for License Agreements between Arizona Public Service Company and Mountain Telecommunication, Inc. dated February 4, 1999.
10.39	Master Fiber License Agreement by and between Salt River Project Agricultural Improvement and Power District and Mountain Telecommunications, Inc. dated March 15, 2006.
10.40(9)	Severance Pay Agreement dated January 3, 2006, between Eschelon Telecom, Inc. and Steven Wachter.
10.41(10)	Form of Severance Agreement.
14.1(1)	Eschelon Telecom, Inc. Code of Ethics and Business Conduct
21.1+	Subsidiaries of Eschelon Telecom, Inc.
23.1	Consent of Ernst & Young LLP
31.1	Certification by Richard A. Smith, Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by Geoffrey M. Boyd, Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by Richard A. Smith, Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by Geoffrey M. Boyd, Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated herein by reference to Eschelon Telecom, Inc. Registration Statement on Form 10, No. 000-50706 as filed with the Commission on April 26, 2004.

** Incorporated herein by reference to Eschelon Operating Company Registration Statement on Form S-4, No. 333-114437 as filed with the Commission on April 13, 2004.

+ Incorporated herein by reference to Eschelon Operating Company Registration Statement on Form S-4, No. 333-122292 as filed with the Commission on January 25, 2005.

^ Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's Application Requesting Confidential Treatment under Rule 24b-2 of the Exchange Act, filed on April 26, 2004 as amended on July 7, 2005.

^^ Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Company's Application Requesting Confidential Treatment under Rule 406 of the Securities Act, filed on July 7, 2005.

(1) Incorporated herein by reference to Eschelon Telecom, Inc. Annual Report on Form 10-K as filed with the Commission on March 31, 2005.

(2) Incorporated herein by reference to Eschelon Telecom, Inc. Registration Statement Amendment No. 2 to Form S-1 (File No. 333-124703), as filed with the Commission on July 8, 2005.

(3) Incorporated herein by reference to Eschelon Telecom, Inc. Current Report on Form 8-K as filed with the Commission on April 18, 2005.

(4) Incorporated herein by reference to Eschelon Telecom, Inc. Current Report on Form 8-K as filed with the Commission on May 27, 2005.

(5) Incorporated herein by reference to Eschelon Telecom, Inc. Registration Statement on Form S-1, No. 333-124703 as filed with the Commission on May 6, 2005.

(6) Incorporated herein by reference to Eschelon Telecom, Inc. Annual Report on Form 10-K as filed with the Commission on March 17, 2007.

(7) Incorporated herein by reference to Eschelon Telecom, Inc. Current Report on Form 8-K as filed with the Commission on March 27, 2006.

(8) Incorporated herein by reference to Eschelon Telecom, Inc. Current Report on Form 8-K as filed with the Commission on March 22, 2006.

(9) Incorporated herein by reference to Eschelon Telecom, Inc. Current Report on Form 8-K as filed with the Commission on January 3, 2006.

(10) Incorporated herein by reference to Eschelon Telecom, Inc. Current Report on Form 8-K as filed with the Commission on October 2, 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 12, 2007.

ESCHELON TELECOM, INC.

By /s/ RICHARD A. SMITH
Name: Richard A. Smith
Title: *President, Chief Executive Officer and Director*

Each person whose signature appears below constitutes and appoints Richard A. Smith, Geoffrey M. Boyd and J. Jeffrey Oxley and each of them, his true and lawful attorney-in-fact and agent, with full power and substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, agent, or his substitute may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD A. SMITH Richard A. Smith	President, Chief Executive Officer and Director (Principal Executive Officer)	March 12, 2007
/s/ GEOFFREY M. BOYD Geoffrey M. Boyd	Chief Financial Officer (Principal Financial and Accounting Officer)	March 12, 2007
/s/ CLIFFORD D. WILLIAMS Clifford D. Williams	Chairman of the Board	March 12, 2007
/s/ MARVIN C. MOSES Marvin C. Moses	Director	March 12, 2007
/s/ LOUIS L. MASSARO Louis L. Massaro	Director	March 12, 2007
/s/ MARK E. NUNNELLY Mark E. Nunnelly	Director	March 12, 2007
/s/ JAMES P. TENBROEK James P. TenBroek	Director	March 12, 2007
/s/ IAN K. LORING Ian K. Loring	Director	March 12, 2007

Eschelon Telecom, Inc.

Schedule II—Valuation and Qualifying Accounts

Years Ended December 31, 2006, 2005 and 2004

(Dollars in thousands)

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Less Deductions	Balance Acquired Through Acquisitions	Balance at End of Year
Allowance for Doubtful Accounts Receivable:					
2006	$492	$3,462	$(3,368)	$317	$903
2005	817	2,338	(2,663)	–	492
2004	739	1,567	(1,894)	405	817

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Less Deductions	Balance Acquired Through Acquisitions	Balance at End of Year
Valuation Allowance for Deferred Income Tax Assets:					
2006	$57,800	$ –	$1,354	$–	$56,446
2005	46,139	11,661	–	–	57,800
2004	44,761	1,378	–	–	46,139

Eschelon Telecom, Inc.

Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

Index

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareowners
Eschelon Telecom, Inc.

We have audited the accompanying consolidated balance sheets of Eschelon Telecom, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements and the schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eschelon Telecom, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, in 2006 the Company adopted Financial Accounting Standards Board Statement No. 123 (revised 2004), *Share-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Eschelon Telecom, Inc's. internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

March 8, 2007
Minneapolis, Minnesota

Eschelon Telecom, Inc.

Consolidated Balance Sheets

(Dollars in Thousands, Except per Share Amounts)

	December 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 21,146	$ 26,062
Restricted cash	1,224	996
Available-for-sale securities	17,097	4,760
Accounts receivable, net of allowance for doubtful accounts of $903 and $492, respectively	27,592	22,996
Other receivables	4,025	3,052
Inventories	3,552	2,927
Prepaid expenses	2,314	2,294
Total current assets	76,950	63,087
Property and equipment, net	145,785	126,452
Other assets	2,185	1,506
Goodwill	59,670	7,168
Intangible assets, net	45,931	33,333
Total assets	$ 330,521	$ 231,546
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 17,641	$ 16,400
Accrued telecommunication costs	5,730	4,227
Accrued office rent	2,521	2,035
Accrued interest expense	3,829	2,646
Other accrued expenses	7,433	5,485
Deferred revenue	10,109	7,921
Accrued compensation expenses	4,174	2,809
Capital lease obligations, current maturities	3,131	2,430
Total current liabilities	54,568	43,953
Long-term liabilities:		
Other long-term liabilities	1,262	251
Capital lease obligations, less current maturities	2,201	2,964
Notes payable	141,040	92,125
Total liabilities	199,071	139,293
Stockholders' equity:		
Common stock, $0.01 par value per share; 200,000,000 shares authorized; issued and outstanding shares–17,997,869 shares and 14,634,279 shares, respectively	176	146
Additional paid-in capital	289,101	248,199
Accumulated other comprehensive income	–	56
Accumulated deficit	(157,827)	(155,047)
Deferred compensation	–	(1,101)
Total stockholders' equity	131,450	92,253
Total liabilities and stockholders' equity	$ 330,521	$ 231,546

See accompanying notes.

Eschelon Telecom, Inc.

Consolidated Statements of Operations

(Dollars in Thousands, Except per Share Amounts)

	Year Ended December 31,		
	2006	**2005**	**2004**
Revenue:			
Network services	$ 244,702	$ 201,835	$ 131,780
Business telephone systems	29,824	25,908	26,316
	274,526	227,743	158,096
Costs and expenses:			
Network services expense (exclusive of depreciation and amortization)	98,664	85,914	47,354
Business telephone systems cost of revenue	18,427	16,139	15,979
General and administrative	65,186	56,431	41,755
Sales and marketing	38,383	33,879	27,500
Depreciation and amortization	42,247	39,653	31,105
Operating income (loss)	11,619	(4,273)	(5,597)
Other income (expense):			
Interest income	3,165	691	124
Interest expense	(17,532)	(28,125)	(11,452)
Gain on extinguishment of debt	–	–	18,195
Other income (expense)	(32)	65	(155)
Income (loss) before income taxes	(2,780)	(31,642)	1,115
Income taxes	–	(4)	(4)
Net income (loss) from continuing operations	(2,780)	(31,646)	1,111
Income from discontinued operation, net of tax	–	329	–
Gain on sale of discontinued operation, net of tax	–	326	–
Net income (loss)	(2,780)	(30,991)	1,111
Less preferred stock dividends and premium paid on repurchase of preferred stock	–	–	(4,292)
Net loss applicable to common stockholders	$ (2,780)	$ (30,991)	$ (3,181)
Basic and diluted income (loss) per share:			
Continuing operations	$ (0.17)	$ (5.32)	$ (11.11)
Discontinued operation	–	0.11	–
Net loss	$ (0.17)	$ (5.21)	$ (11.11)
Weighted average shares outstanding:			
Basic and diluted	16,467,972	5,949,310	287,393

See accompanying notes.

Eschelon Telecom, Inc.

Consolidated Statements of Stockholders' Equity (Deficit)

(Dollars in Thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Deferred Compensation	Total
	Shares	Amount					
Balance at December 31, 2003	328,933	3	120,147	–	(125,167)	(54)	(5,071)
Accumulated dividends in connection with preferred stock	–	–	(3,435)	–	–	–	(3,435)
Series A convertible preferred stock repurchase	–	–	(857)	–	–	–	(857)
Issuance of restricted common stock	10,358	–	14	–	–	–	14
Stock options exercised	11,843	1	7	–	–	–	8
Unrealized gain on available-for-sale securities	–	–	–	30	–	–	30
Amortization of deferred compensation	–	–	–	–	–	20	20
Net income for the year	–	–	–	–	1,111	–	1,111
Balance at December 31, 2004	351,134	4	115,876	30	(124,056)	(34)	(8,180)
Accumulated dividends in connection with preferred stock	–	–	(2,648)	–	–	–	(2,648)
Issuance of restricted common stock	9,350	–	27	–	–	–	27
Stock options exercised	78,457	1	59	–	–	–	60
Restricted stock forfeited	(494)	–	–	–	–	–	–
Deferred compensation related to stock options granted	–	–	2,003	–	–	(2,003)	–
Amortization of deferred compensation	–	–	–	–	–	936	936
Change in unrealized gain on available-for-sale securities	–	–	–	26	–	–	26
Convert preferred stock to common stock	8,838,689	88	65,869	–	–	–	65,957
Sale of common stock, net of fees	5,357,143	53	67,013	–	–	–	67,066
Net loss for the year	–	–	–	–	(30,991)	–	(30,991)
Balance at December 31, 2005	14,634,279	146	248,199	56	(155,047)	(1,101)	92,253
Sale of common stock, net of fees	2,550,000	26	39,929	–	–	–	39,955
Stock options exercised	423,591	4	394	–	–	–	398
Issuance of restricted common stock	390,000	–	–	–	–	–	–
Forfeiture of common stock	(1)	–	–	–	–	–	–
Deferred compensation related to stock options granted	–	–	(1,101)	–	–	1,101	–
Share-based compensation	–	–	1,680	–	–	–	1,680
Change in unrealized gain on available-for-sale securities	–	–	–	(56)	–	–	(56)
Net loss for the year	–	–	–	–	(2,780)	–	(2,780)
Balance at December 31, 2006	17,997,869	$ 176	$ 289,101	$ –	$ (157,827)	$ –	$ 131,450

See accompanying notes.

Eschelon Telecom, Inc.

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31,		
	2006	2005	2004
Operating activities			
Net income (loss)	$ (2,780)	$(30,991)	$ 1,111
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization expense	42,247	39,653	31,105
Provision for bad debt expense	1,887	1,090	721
Non-cash interest expense, net of non-cash interest income	4,384	7,288	2,339
Non-cash compensation expense on restricted and unrestricted common stock	682	39	34
Non-cash compensation expense on stock options	998	924	–
Loss on write-off and sales of assets	66	260	162
Gain on extinguishment of debt	–	–	(18,195)
Gain on sales of available-for-sale securities	(77)	(326)	(7)
Gain on sale of discontinued operation	–	(326)	–
Changes in operating assets and liabilities:			
Accounts receivable	(1,476)	(5,145)	658
Other receivables	(634)	(76)	(546)
Inventories	(492)	(54)	296
Prepaid expenses and other assets	259	495	(209)
Discontinued assets held for sale, net of liabilities	–	222	–
Accounts payable and accrued expenses	(374)	2,133	8,984
Deferred revenue	381	621	878
Accrued compensation expenses	882	(779)	(1,216)
Net cash provided by operating activities	45,953	15,028	26,115
Investing activities			
Purchase of subsidiaries, net of cash acquired	(67,208)	(48)	(45,495)
Purchase of assets held for sale, net of liabilities	–	(216)	–
Purchases of available-for-sale securities	(95,765)	(30,526)	(8,198)
Purchases of property and equipment	(34,277)	(19,227)	(15,414)
Cash paid for customer installation costs	(18,914)	(13,551)	(11,293)
Proceeds from sales of available-for-sale securities	83,462	32,312	2,041
Proceeds from sales of assets	174	239	25
Increase in restricted cash	(228)	(274)	(722)
Proceeds from sale of discontinued operation, net of fees	–	320	–
Net cash used in investing activities	(132,756)	(30,971)	(79,056)
Financing activities			
Proceeds from issuance of notes payable	45,600	–	136,163
Payments made on notes and capital lease obligations	(2,730)	(51,362)	(66,948)
Proceeds from issuance of preferred stock	–	154	15,000
Payment on repurchase of preferred stock	–	–	(5,085)
Proceeds from issuance of common stock, net of fees	40,353	67,126	8
Increase in debt issuance costs	(1,336)	(348)	(8,368)
Net cash provided by financing activities	81,887	15,570	70,770
Net increase (decrease) in cash and cash equivalents	(4,916)	(373)	17,829
Cash and cash equivalents at beginning of year	26,062	26,435	8,606
Cash and cash equivalents at end of year	$ 21,146	$ 26,062	$ 26,435
Supplemental cash flow information			
Cash paid for interest	$ 13,113	$ 20,837	$ 9,114
Supplemental noncash activities			
Equipment purchases under capital leases	$ 1,467	$ 3,127	$ 4,064
Value of common stock issued to management and certain members of the board of directors	$ 6,045	$ 27	$ 14

See accompanying notes.

Eschelon Telecom, Inc.
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 1: Summary of Significant Accounting Policies

Organization: Eschelon Telecom, Inc. (the Company) is a competitive communications provider that targets the small and medium-sized business segment and is headquartered in Minneapolis, Minnesota. The Company was incorporated in Delaware in 1996 under the name Advanced Telecommunications, Inc. The Company is a facilities-based competitive communication services provider of voice and data services and business telephone systems in 45 markets in the western United States. The Company offers voice and data services, which are referred to as network services. The Company also sells, installs and maintains business telephone and data systems and equipment referred to as business telephone systems.

The Company offers the following products and services:

Voice Services	Data Services	Business Telephone Systems
Local Analog and Digital Services	Dial-Up, Dedicated and Broadband Internet Access	Customer Premise Telephone Equipment and Accessories
Vertical Features	Point to Point Services	Data Communications Equipment
Long Distance	SPAM Filtering	Voice Mail Systems
Other Enhanced Services	E-Mail	IP Phone Systems
	Web-Hosting	After Market Maintenance and Upgrade Contracts

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications: Certain prior year items have been reclassified to conform to current year presentation.

Use of Estimates: The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reverse Stock Split: The Company completed a 0.0738-for-one reverse stock split affecting all outstanding shares of common stock on August 2, 2005. All share and per share data have been adjusted to reflect the stock split.

Net Income (Loss) Per Share: Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. Potentially dilutive shares of common stock include unexercised stock options and unvested restricted stock grants. The Company does not have any potentially dilutive shares because net losses were reported in all periods presented.

Cash and Cash Equivalents: Cash equivalents represent short-term investments in money market instruments with original maturities of three months or less. Cash equivalents are carried at cost which approximates market value. On December 31, 2006 and 2005, the Company had investments in securities of $16,978 and $21,728, respectively, which are included in cash and cash equivalents.

Restricted Cash: Restricted cash consists primarily of letters of credit to collateralize performance bonds, litigation settlements and a revolving line of credit. The Company expects restricted cash to become available upon the satisfaction of the obligation pursuant to which the letters of credit or guarantees were issued.

Available-for-Sale Securities: Short-term investments are comprised of municipal and United States government debt securities with maturities of more than three months but less than one year and auction rate securities. In

(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 1: Summary of Significant Accounting Policies (Continued)

accordance with Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* and based on the Company's intentions regarding these instruments, all investments in debt securities and auction rate securities are classified as available-for-sale and accounted for at fair value. Fair value is determined by quoted market prices, with unrealized gains and losses reported as a separate component of stockholders' equity. The Company uses the specific identification of securities sold method to recognize realized gains and losses in earnings.

Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable are initially recorded at fair value upon the sale of products or services to customers. Significant estimates are required in determining the allowance for doubtful accounts receivable. The Company considers two primary factors in determining the proper level of allowance, including historical collections experience and the aging of the accounts receivable portfolio. The allowance for doubtful accounts is based on the best facts available to the Company and is reevaluated and adjusted as additional information is received.

Property and Equipment: Property and equipment, including leasehold improvements, are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

Vehicles	5 years
Office furniture and equipment	5-7 years
Computer equipment	5 years
Computer software	3 years
Switching and data equipment	5-15 years
Switching and data software	3-5 years

Leasehold improvements are amortized over the shorter of 5 years or the related lease term. All internal costs directly related to the construction of the switches and operating and support systems, including compensation of certain employees, are capitalized.

Impairment of Long-Lived Assets: The Company reviews all long-lived assets for impairment in accordance with SFAS No. 144, *Accounting for the Impairment and Disposal of Long-Lived Assets.* Under SFAS No. 144, impairment losses are recorded on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The Company completed its annual impairment test during the fourth quarter of 2006 and 2005 and determined long-lived assets were not impaired.

Goodwill and Other Intangible Assets: The Company tests goodwill annually for impairment in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets.* Under SFAS No. 144 if the implied fair value of a reporting unit is less than the carrying amount, an impairment charge is recognized. The Company completed its annual impairment test in the fourth quarter of 2006 and 2005 and determined that goodwill had not been impaired.

Deferred Revenue: Deferred revenue consists of voice and data services that are billed in advance and recorded as a liability for services provided in the future, maintenance contracts related to servicing business telephone systems and estimated warranty costs associated with business telephone systems. Deferred revenue related to voice and data services is recognized over the average customer life. Deferred revenue related to maintenance contracts is recognized over the life of the contract. Deferred revenue related to estimated warranty costs is recognized over the warranty period, which typically ranges from one to two years.

Eschelon Telecom, Inc.
Notes to Consolidated Financial Statements (Continued)
(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 1: Summary of Significant Accounting Policies (Continued)

Accumulated Other Comprehensive Income: Accumulated other comprehensive income represents unrealized gains on available-for-sale securities, net of tax. Accumulated other comprehensive income is presented in the consolidated statements of stockholders' equity (deficit).

Revenue Recognition: Revenues from network services are recognized in the period in which subscribers use the related services. Revenues from equipment sales and related installation charges are recognized upon delivery, completion of the installation of the related equipment, and acceptance by the customer, at which point legal title passes to the customer. Revenues for carrier interconnection and access are recognized in the period in which the service is provided.

Network Expense: The Company carefully reviews all vendor invoices and frequently disputes inaccurate or inappropriate charges. In cases where the Company disputes certain charges, only undisputed amounts on vendor invoices are paid in order to pay the proper amounts owed. The Company records costs net of disputed amounts based on the expected outcome of disputes that are initiated. The Company uses significant estimates to determine the level of success in dispute resolution and considers past historical experience, basis of dispute, financial status of the vendor and current relationship with the vendor and aging of prior disputes in quantifying estimates.

Advertising Costs: Advertising costs are expensed as incurred. For the years ended December 31, 2006, 2005 and 2004, the Company had advertising expense of $589, $589 and $464, respectively.

Share-Based Compensation: The Company accounts for its share-based compensation in accordance with SFAS No. 123(R), *Share-Based Payment.* Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. Prior to the adoption of SFAS No. 123(R), the Company accounted for its stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 (APB No. 25), *Accounting for Stock Issued to Employees,* and related interpretations. The Company used the Black-Scholes option-pricing model ("Black-Scholes Model") for the purposes of determining the estimated fair value of its share-based payment awards at the date of grant. The Black-Scholes Model requires certain assumptions that involve judgment. The Company's share-based awards have characteristics significantly different from publicly traded options, and because changes in the input assumptions can materially affect the fair value estimate, the existing pricing models may not provide a reliable single measure of the fair value of its share-based payment awards. The Company will continue to assess the assumptions and methodologies used to calculate estimated fair value of share-based compensation.

Income Taxes: The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes.* Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized for deductible temporary differences and tax operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and the Company records a valuation allowance to reduce its deferred tax assets to the amounts it believes to be realizable. The Company has concluded that a full valuation allowance against its deferred tax assets was appropriate.

Recent Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and

(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 1: Summary of Significant Accounting Policies (Continued)

measurement of a tax position taken or expected to be taken in a tax return. The Company has determined the adoption of FIN 48 will not have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* The standard provides guidance for using fair value to measure assets and liabilities. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has not yet determined the impact, if any, that the adoption of SFAS No. 157 will have on its consolidated financial statements.

Note 2: Investments

Available-for-sale securities consist of the following:

	December 31, 2006			*December 31, 2005*		
	Amortized Cost Basis	**Unrealized Holding Losses**	**Amortized Fair Value**	**Unrealized Cost Basis**	**Holding Gains**	**Fair Value**
U.S. government agencies	$ –	$–	$ –	$1,961	$26	$1,987
Corporate obligations	1,497	–	1,497	2,743	30	2,773
Auction rate securities	15,600	–	15,600	–	–	–
Total	$17,097	$–	$17,097	$4,704	$56	$4,760

As of December 31, 2006, the available-for-sale securities classified as corporate obligations have remaining maturities of six months.

Note 3: Property and equipment

Property and equipment consists of the following:

	December 31,	
	2006	**2005**
Vehicles	$ 2,312	$ 1,375
Office furniture and equipment	26,559	18,229
Computer equipment and software	49,620	41,897
Leasehold improvements	27,272	23,765
Switching and data equipment and software	172,899	134,661
	278,662	219,927
Less accumulated depreciation	(132,877)	(93,475)
	$ 145,785	$126,452

Depreciation expense was $27,596, $25,565 and $18,684 for the years ended December 31, 2006, 2005 and 2004, respectively.

(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 4: Goodwill and Other Intangible Assets

Goodwill: Goodwill represents the excess cost over the fair value of the net assets acquired. In 2006, the Company recorded $52,502 of goodwill in connection with the acquisitions of Oregon Telecom, Inc. (OTI), OneEighty Communications, Inc. (OneEighty) and Mountain Telecommunications, Inc. (MTI). Goodwill related to the OneEighty and MTI acquisitions is not deductible for tax purposes.

In 2005, the Company completed the purchase price allocation for the acquisition of Advanced TelCom, Inc. (ATI), resulting in a $31,608 reduction in goodwill, primarily consisting of increases in fixed assets and intangible assets.

The changes in the carrying value of goodwill are as follows:

Balance as of December 31, 2004	$ 38,776
Purchase accounting adjustments	(31,608)
Balance as of December 31, 2005	7,168
Goodwill related to the acquisition of OTI	14,635
Goodwill related to the acquisition of OneEighty	5,643
Goodwill related to the acquisition of MTI	32,224
Balance as of December 31, 2006	$ 59,670

Other Intangible Assets: In November 2006, the Company recorded intangible assets of $2,122 in connection with the acquisition of MTI, consisting of several right to use agreements.

In August 2006, the Company entered into an agreement to purchase a selected customer base from Tel West Communications, LLC (TelWest) in exchange for $500 per access line, not to exceed $5,300. As of December 31, 2006, the Company paid Tel West $4,070 and recorded $3,483 of customer installation costs. The customer installation costs are recognized as the Company converts the TelWest customers to its network.

In June 2006, the Company recorded intangible assets of $5,800 in connection with the acquisition of OTI, consisting of customer relationships and non-compete agreements.

In December 2005, the Company recorded intangible assets of $3,913 in connection with the acquisition of ATI, consisting of customer relationships and developed technology.

In September 2005, the Company redeemed 35% of its outstanding 8 3/8% senior second secured notes due March 15, 2010. In connection with the redemption, the Company wrote off a proportionate amount of the associated debt issuance costs resulting in a net decrease to intangible assets and a corresponding increase to interest expense of $2,579.

Intangible assets consist of the following:

		December 31, 2006			*December 31, 2005*		
	Useful Life (years)	**Gross Carrying Amount**	**Accumulated Amortization**	**Net**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net**
Customer installation costs	3-5	$ 96,565	$64,364	$32,201	$77,650	$52,034	$25,616
Debt issuance costs	4-6	7,001	2,159	4,842	5,666	1,077	4,589
Customer relationships	4	8,520	2,792	5,728	3,820	955	2,865
Right to use agreements	10-20	2,122	29	2,093	–	–	–
Non-compete agreements	3-5	1,400	365	1,035	300	100	200
Developed technology	3	94	62	32	94	31	63
Total		$115,702	$69,771	$45,931	$87,530	$54,197	$33,333

(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 4: Goodwill and Other Intangible Assets (Continued)

Total amortization expense was $15,733, $15,153 and $13,076 for the years ended December 31, 2006, 2005 and 2004, respectively. Estimated amortization expense for each of the five succeeding fiscal years based on current intangible assets is expected to be as follows:

2007	$16,426
2008	13,692
2009	9,483
2010	4,401
2011	691
Thereafter	1,238
Total	$45,931

Note 5: Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

Balance, December 31, 2004	$ 30
Net unrealized gain on available-for-sale securities	26
Balance, December 31, 2005	56
Net unrealized loss on available-for-sale securities	(56)
Balance, December 31, 2006	$ –

Note 6: Acquisitions

Mountain Telecommunications, Inc (MTI): On November 1, 2006, the Company completed the acquisition of MTI, a competitive services provider based in Tempe, Arizona. MTI provides services in Phoenix, Tucson and markets throughout the state of Arizona expanding the Company's market presence in Arizona. The Company expects to benefit from operating synergies by consolidating MTI's operation into its existing business. The results of MTI subsequent to November 1, 2006 are included in the results of operations.

In the MTI transaction, the Company acquired all of the outstanding shares of MTI in exchange for $37,256 (net of cash acquired) and certain assumed liabilities. As of December 31, 2006 the purchase price has been allocated on a preliminary basis, resulting in $32,224 of goodwill. None of this goodwill is deductible for tax purposes. The Company accrued $340 of acquisition related expenses, which include severance benefits, relocation and contract termination fees. As of December 31, 2006 no acquisition related expenses have been paid.

OneEighty Communication, Inc (OneEighty): On October 1, 2006, the Company completed the acquisition of OneEighty, a competitive services provider based in Billings, Montana. The acquisition of OneEighty expands the Company's market presence into Montana. The Company expects that through market growth, leveraging its size, and existing investments in infrastructure OneEighty can benefit from operating synergies. The results of OneEighty subsequent to October 1, 2006 are included in the results of operations.

In the OneEighty transaction, the Company acquired all of the outstanding shares of OneEighty in exchange for $9,959 (net of cash acquired) and certain assumed liabilities. As of December 31, 2006 the purchase price has been allocated on a preliminary basis, resulting in $5,643 of goodwill. None of this goodwill is deductible for tax purposes. The Company accrued $21 of acquisition related expenses, which relate to severance benefits. As of December 31, 2006 no acquisition related expenses have been paid.

Eschelon Telecom, Inc.
Notes to Consolidated Financial Statements (Continued)
(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 6: Acquisitions (Continued)

Oregon Telecom, Inc (OTI): On April 1, 2006, the Company completed the acquisition of OTI, a privately-held competitive services provider based in Salem, Oregon. The acquisition expands the Company's market presence in the Pacific Northwest. The Company expects to benefit from operating synergies by consolidating OTI's operation into its existing business. The results of OTI subsequent to April 1, 2006 are included in the results of operations.

In the OTI transaction, the Company acquired all of the outstanding shares of OTI in exchange for $19,993 (net of cash acquired) and certain assumed liabilities. The Company acquired $5,800 of intangible assets, consisting of customer relationships and non-compete agreements and recorded $14,635 of goodwill as a result of the acquisition. The Company accrued $867 of acquisition related expenses, which include severance benefits, relocation and contract termination fees. As of December 31, 2006 $73 of acquisition related expenses have been paid.

Advanced TelCom, Inc. (ATI): On December 31, 2004, the Company completed the acquisition of ATI increasing the Company's market share among competitive service providers in the Pacific Northwest. The Company expects to benefit from operating synergies by consolidating ATI's operation into its existing business. The results of ATI subsequent to December 31, 2004 are included in the results of operations.

In the ATI transaction, the Company acquired all of the outstanding shares of ATI in exchange for $45,543 (net of cash acquired) and certain assumed liabilities. During the fourth quarter of 2005, the Company finalized the purchase price allocation increasing the fair value assigned to fixed assets and other intangible assets by $27,340 and $3,913 respectively with a corresponding $31,253 reduction to goodwill. On December 31, 2004, the Company accrued $2,531 in acquisition related expenses, which included severance benefits, relocation costs and contract termination fees. During the fourth quarter of 2005 the Company finalized its liabilities incurred in connection with the acquisition and recorded an adjustment to decrease the recorded liabilities by $403, which was recorded as a reduction to goodwill. As of December 31, 2006 and 2005, $2,128 and $1,753, respectively, of the acquisition related expenses have been paid.

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired and liabilities assumed at the date of each acquisition described above, including any adjustments to the purchase price allocation through December 31, 2006:

	MTI November 1, 2006	*OneEighty* October 1, 2006	*OTI* April 1, 2006	*ATI* December 31, 2004
Current Assets	$ 2,728	$ 761	$ 3,297	$ 8,279
Property and equipment	6,947	4,152	529	42,729
Other assets	21	348	57	29
Goodwill	32,224	5,643	14,635	–
Intangible assets	2,122	–	5,800	3,913
Total assets acquired	44,042	10,904	24,318	54,950
Current liabilities	4,709	739	4,013	8,869
Long-term liabilities	2,019	–	–	217
Total liabilities assumed	6,728	739	4,013	9,086
Net assets acquired	37,314	10,165	20,305	45,864
Less cash acquired	58	206	312	321
Net cash paid	$37,256	$ 9,959	$19,993	$45,543

The OneEighty and MTI purchase price allocation has been allocated on a preliminary basis as of December 31, 2006. The Company is still determining the valuation of separately identifiable intangible assets.

(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 6: Acquisitions (Continued)

The following unaudited pro forma financial information was prepared in accordance with SFAS No. 141, *Business Combinations*, and assumes the acquisition had occurred at the beginning of the periods presented. The unaudited pro forma information is provided for informational purposes only. These pro forma results are based upon the respective historical financial statements of the respective companies, and do not incorporate, nor do they assume any benefits from cost savings or synergies of operations of the combined company. The pro forma results of operations do not necessarily reflect the results that would have occurred had the acquisition occurred at the beginning of the periods presented or the results which may occur in the future.

The unaudited pro forma consolidated results of continuing operations, as though the acquisitions of ATI, OTI, OneEighty and MTI had taken place on January 1, 2004, are as follows:

	Year Ended December 31,		
	2006	**2005**	**2004**
Revenue	$303,191	$276,334	$261,040
Income (loss) from continuing operations	$ (5,552)	$ (28,341)	$ 1,858
Net income (loss)	$ (5,552)	$ (27,686)	$ 1,858
Net loss per share—basic and diluted	$ (0.34)	$ (4.65)	$ (8.47)

Note 7: Discontinued Operation

General Electric Business Productivity Solutions: On October 1, 2005, the Company sold its discontinued operation for $320, net of sales costs incurred. The sale resulted in a gain of $326 and is presented in the consolidated statement of operations.

On October 13, 2004 the Company entered into an agreement with General Electric Capital Corporation to purchase substantially all other assets of General Electric Business Productivity Solutions, Inc. (GE BPS) for $100. The transaction closed on March 31, 2005 and was be accounted for as a discontinued operation. GE BPS constitutes a group of assets that can be clearly distinguished operationally and for financial reporting purposes from the rest of the Company. Management has determined that the group of assets does not fit the Company's future business model and committed to sell the net assets with an original carrying value of $216, which approximated the fair value less cost to sell the group of assets. At March 31, 2005 the Company determined that the plan of sale criteria in SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* had been met and classified the assets and liabilities accordingly on the balance sheet.

Note 8: Operating and Capital Leases

Operating Leases: The Company leases office space under operating leases. The leases generally require a base rent plus amounts covering operating expenses and property taxes. Rent expense for the years ended December 31, 2006, 2005 and 2004 was $8,267, $7,468 and $5,087, respectively.

(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 8: Operating and Capital Leases (Continued)

Future minimum lease payments under operating leases with a term in excess of one year as of December 31, 2006 are as follows:

2007	$ 6,067
2008	6,031
2009	5,224
2010	3,659
2011	3,209
Thereafter	3,064
Total	$27,254

Capital Leases: The Company also leases certain vehicles, furniture and equipment under capital leases. The cost of vehicles, furniture and equipment in the accompanying balance sheets includes the following amounts under capital leases:

	December 31,	
	2006	**2005**
Cost	$ 7,570	$ 9,207
Less accumulated depreciation	(1,891)	(2,507)
	$ 5,679	$ 6,700

Future minimum lease payments required under capital leases together with the present value of the net future minimum lease payments at December 31, 2006 are as follows:

2007	$ 3,622
2008	1,570
2009	635
2010	192
2011	83
Total minimum lease payments	6,102
Less amount representing interest	(770)
Present value of minimum payments	5,332
Less current portion	(3,131)
Capital lease obligations, net of current portion	$ 2,201

Note 9: Notes Payable and Other Long-Term Liabilities

Notes Payable: In March 2006, the Company completed an offering of $48,000 of 8⅜% notes due March 15, 2010 at a discount resulting in a 9.92% yield. The notes were entered into under a supplemental indenture to the original indenture dated March 17, 2004, and have the same terms and conditions of the original indenture. The Company received net proceeds of approximately $44,264 after deducting fees and expenses associated with the offering. The Company's acquisition of Oregon Telecom, Inc. on April 1, 2006, was financed with $20,305 of the proceeds from the offering. The remaining proceeds were used for general corporate purposes, to fund the acquisition of OneEighty and partially fund the acquisition of MTI.

In September 2005, the Company redeemed 35% of its notes due March 15, 2010 at a redemption price of 112% of the $50,630 accreted value ($57,750 principal amount). The $6,076 accreted-value premium was recorded

Eschelon Telecom, Inc.
Notes to Consolidated Financial Statements (Continued)
(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 9: Notes Payable and Other Long-Term Liabilities (Continued)

as interest expense. Proceeds from the Company's initial public offering of common stock (see Note 11, Capital Stock) were used to redeem the notes.

In November 2004, the Company completed an offering of $65,000 of 8⅜% notes due March 15, 2010 at a discount resulting in a 14% yield. The notes were entered into under a supplemental indenture to the original indenture dated March 17, 2004, and have the same terms and conditions of the original indenture. The Company received net proceeds of approximately $47,269 after deducting fees and expenses associated with the offering. The proceeds from the offering were used to finance the acquisition of ATI.

In March 2004, the Company completed an offering of $100,000 of 8⅜% senior second secured notes ("notes") due March 15, 2010 at a discount resulting in a 12% yield. The Company received net proceeds of approximately $80,178 after deducting fees and expenses associated with the offering. The proceeds from the offering were used to retire a Credit Agreement with a principal balance of $65,421 and provide additional liquidity to the Company. The repayment of the Credit Agreement resulted in the Company recording $18,195 as a gain on extinguishment of debt, which represented $20,873 of excess carrying value less the write-off of $2,678 of debt issuance costs associated with the Credit Agreement.

The notes will mature on March 15, 2010, and accrue interest at an annual rate of 8⅜% with interest payments made on a semiannual basis on each March 15 and September 15. On or after March 15, 2007, the Company may redeem some or all of the notes at the following redemption prices, expressed as percentages of their accreted value, plus accrued and unpaid interest, if any, to the date of redemption: 1) on or after March 15, 2007, at 106%; 2) on or after March 15, 2008 at 103%; and 3) on or after March 15, 2009 at 100%. Prior to March 15, 2007, up to 35% of the aggregate principal amount at maturity of the notes may be redeemed at the Company's option with the net proceeds of certain equity offerings at 112.000% of their accreted value, plus accrued and unpaid interest, if any, to the date of redemption, provided that, following such redemption, at least 65% of the aggregate principal amount at maturity of the notes originally issued remains outstanding. In addition, the Company may, at its option upon a change of control, redeem all, but not less than all, of the notes at any time prior to March 15, 2007, at 112.000% of their accreted value, plus accrued and unpaid interest, if any, to the redemption date. On September 15, 2009, if any notes are outstanding, the Company will be required to redeem 3.5% of each then outstanding note's aggregate accreted value, or the Mandatory Principal Redemption Amount, at a redemption price of 100% of the accreted value of the portion of notes so redeemed; provided, that the Company shall simultaneously be required to redeem an additional portion of each note to the extent required to prevent such note from being treated as an Applicable High Yield Discount Obligation within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended. The Mandatory Principal Redemption Amount represents, with respect to each note, an amount approximately equal to (i) the excess of the accreted value of the outstanding notes over the original issue price thereof less (ii) an amount equal to one year's simple uncompounded interest on the aggregate original issue price of such outstanding notes at a rate per annum equal to the yield to maturity on the outstanding notes.

The carrying value of the notes is comprised of the following as of December 31:

	2006	2005
Principal amount due	$155,250	$107,250
Discount on notes payable	(14,210)	(15,125)
	$141,040	$ 92,125

(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 9: Notes Payable and Other Long-Term Liabilities (Continued)

The accreted value of notes payable as of December 31 of the following years is:

2007	144,896
2008	149,254
2009	154,180
March 15, 2010	155,250

The carrying amount, net of discount, of the Company's debt instruments in the consolidated balance sheets at December 31, 2006 and 2005 approximates fair value.

Fiber Ring Payable: As a result of the MTI acquisition, the Company acquired the use of two fiber rings through a right to use agreement. In 2006, two additional service orders were added to the agreement. The combined agreement requires monthly payments of $23 thru May 2009 and $12 per month for the remaining 186 months. The payable can be prepaid at any time. The balance is amortized based on a 10.95% interest rate. The following is a schedule by years of future minimum payments required under this agreement as of December 31, 2006:

2007	$ 270
2008	270
2009	193
2010	138
2011	138
Thereafter	1,783
Total minimum lease payments	2,792
Less amount representing interest	(1,428)
Present value of minimum payments	1,364
Less current portion	(127)
Capital lease obligations, net of current portion	$ 1,237

Note 10: Benefit Contribution Plan

The Company has a defined contribution salary deferral plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The Company contributes an amount equal to 45 cents for each dollar contributed by each employee up to a maximum of 6% of each employee's compensation. The Company recognized expense for contributions to the plan of $1,014, $962 and $764 in 2006, 2005 and 2004, respectively.

Note 11: Capital Stock

Common Stock: In May 2006, the Company completed an offering of 2,550,000 shares of the Company's common stock at $15.70 per share. After deducting fees and expenses related to the offering, the Company received net proceeds of approximately $39,955, which was used for general corporate purposes and to partially fund the acquisition of MTI.

In August 2005, the Company consummated an initial public offering of 5,357,143 of the Company's common stock at $14.00 per share. Net proceeds from the offering, after deducting underwriting discounts and commissions, were $69,750. Proceeds were used to redeem $50,630 accreted value ($57,750 principal amount) of the Company's 8 3/8% senior second secured notes due March 15, 2010; to pay a $6,076 premium due upon redemption of the notes; and to pay $2,684 of fees and expenses associated with the offering.

(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 11: Capital Stock (Continued)

Restricted and Unrestricted Common Stock: In June 2006, the Company granted 390,000 shares of restricted common stock to members of management and is recording compensation expense on a straight-line basis from the date of grant. In March 2005, the Company granted 9,350 shares of unrestricted common stock to certain directors and recorded compensation expense of $27. In February 2003, the Company granted 183,399 shares of restricted common stock to certain directors and members of management. The Company records compensation expense on its restricted common stock as the restrictions are removed from the stock.

Preferred Stock: In December 2004, in connection with the ATI acquisition, the Company redeemed 6,780,541 shares of its Series A Convertible Preferred Stock held by a lender for $5,085. The Company issued 20,000,000 shares of its newly authorized Series B Convertible Preferred Stock in December 2004, resulting in proceeds of $15,000. Under the terms of the Series A and Series B Convertible Preferred Stock (collectively, Preferred Stock), the holders are entitled to receive, when and if declared by the Board of Directors, cumulative dividends on each share of Preferred Stock at the rate of 8% per year which shall accrue daily and, to the extent not paid, shall accumulate quarterly in arrears. At December 31, 2004, dividends in arrears were $8,777. As a result of the Company's initial public offering of common stock in August 2005, all of the Company's then-outstanding shares of convertible preferred stock and accumulated dividends were automatically converted to common stock.

After the conversion, the Company has 125,000,000 of undesignated preferred shares authorized and no shares of preferred stock outstanding.

Note 12: Share-Based Compensation

Stock Options: A total of 2,632,414 shares of the Company's common stock have been authorized for issuance under the Eschelon Telecom, Inc. Stock Option Plan of 2002 (the "2002 Plan"). The 2002 Plan provides for grants of incentive stock options, non-statutory stock options, stock appreciation rights, restricted or unrestricted stock awards, phantom stock, performance awards and other stock-based awards to our employees, former employees, officers, directors and consultants. The 2002 Plan is administered by the Compensation Committee of the Board of Directors, which has sole discretion and authority, consistent with the provisions of the 2002 Plan, to determine which eligible participants will receive awards, when awards will be granted, the terms of awards, and the number of shares that will be subject to awards. The purpose of the 2002 Plan is to enable the Company to attract, retain and reward the best-available employees, to provide participants with incentives to improve stockholder value and to contribute to the growth and financial success of the Company through their future services with the Company. All of the Company's employees, former employees, officers and directors are eligible to participate in the 2002 Plan.

The exercise price of incentive stock options may not be less than the fair market value of the stock on the date of grant and the options are exercisable for a period not to exceed ten years from the date of the grant. Options and restricted stock awards are typically subject to one of the following vesting schedules: (1) 20% upon the initial grant and 20% per year over four years from the date of grant, (2) 20% per year over five years from the date of grant, or (3) 33 1/3% upon the initial grant and 33 1/3% per year over two years from the date of grant. Awards granted may be subject to other vesting terms as determined by the Compensation Committee.

The Company adopted SFAS No. 123(R) using the modified prospective transition method and the straight-line attribution method for recognizing compensation expense. Under the modified prospective transition method, compensation expense recognized during the year ended December 31, 2006, included: (a) the prorated portion of compensation expense for all share-based awards granted prior to January 1, 2006, but not yet vested, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) the prorated portion of compensation expense for all share-based awards granted subsequent to adoption of SFAS No. 123(R), based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). In accordance

(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 12: Share-Based Compensation (Continued)

with the modified prospective transition method, the Company's consolidated financial statements for periods prior to the adoption of SFAS No. 123(R) have not been restated to reflect the impact of the provisions of SFAS No. 123(R).

The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using assumptions required by SFAS No. 123(R). Due to insufficient history related to options, the Company uses the short-cut method accepted by the SEC to determine the expected life of options. The Company expects to continue using the short-cut method for options granted through December 31, 2007, after which the use of the short-cut method is not permitted by the SEC. Volatility is estimated based on an exchange-traded telecommunications fund using historical data that corresponds to the expected term of the options granted. The risk-free interest rate is based on the Federal Reserve rate for U.S. government securities with a term that corresponds to the expected term of the options granted. The Company uses historical data and other factors to estimate the expected forfeiture rate.

The following table summarizes the assumptions used to estimate the fair value of options granted using the Black-Scholes Model:

	December 31,		
	2006	**2005**	**2004**
Expected dividend yield	–	–	–
Expected stock price volatility	24%-26%	25%	25%
Risk-free interest rate	4.45%-4.95%	3.71%-4.45%	3.25%-3.88%
Expected life of options	6-6.5 years	5 years	5 years

The Company recorded stock-based compensation expense under SFAS No. 123(R) for stock option awards of $998 for the year ended December 31, 2006. As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company's net loss for the year ended December 31, 2006 was $442 greater than if it had continued to account for share-based compensation under APB No. 25. Basic and diluted earnings per share for the year ended December 31, 2006 was $0.03 per share lower than if the Company had continued to account for share-based compensation under APB No. 25.

As of December 31, 2006, there was $934 of unrecognized compensation expense related to unvested options granted under the Company's share-based payment plans. The expense is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of options that vested during the years ended December 31, 2006, 2005 and 2004 was $923, $817 and $30, respectively.

(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 12: Share-Based Compensation (Continued)

Pro forma information regarding net loss and net loss per share is required by SFAS No. 123, *Accounting for Stock-Based Compensation*, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The following table illustrates the effect on net loss per share if the Company had applied the fair value recognition provision of SFAS No. 123 to stock-based employee compensation:

	December 31,	
	2005	**2004**
Net loss applicable to common stockholders, as reported	$(30,991)	$(3,181)
Add: Stock-based employee compensation expense included in reported net loss	936	20
Deduct: Total stock-based employee compensation expense determined under fair value-based methods for all awards	(422)	(45)
Pro forma net loss applicable to common stockholders	$(30,477)	$(3,206)
Net loss per share:		
Basic and diluted - as reported	$ (5.21)	$(11.11)
Basic and diluted - pro forma	$ (5.12)	$(11.11)

The following table summarizes the options to purchase shares of the Company's common stock under the Eschelon Telecom, Inc. Stock Option Plan of 2002:

	Shares Available for Grant	**Plan Options Outstanding**	**Weighted Average Exercise Price**
Balance at December 31, 2003	137,393	692,884	$ 0.68
Options granted	(101,984)	101,984	1.35
Canceled	35,921	(35,921)	0.83
Exercised	–	(11,843)	0.69
Balance at December 31, 2004	71,330	747,104	0.77
Additional shares reserved	590,448	–	–
Options granted	(533,536)	533,536	8.24
Restricted stock forfeited	494	–	0.68
Restricted stock granted	(9,350)	–	2.92
Canceled	34,693	(34,693)	3.18
Exercised	–	(78,457)	0.76
Balance at December 31, 2005	154,079	1,167,490	4.12
Additional shares reserved	1,000,000	–	–
Options granted	(125,901)	125,901	16.07
Restricted stock granted	(390,000)	–	15.50
Canceled	31,091	(31,091)	9.07
Exercised	–	(423,591)	0.94
Balance at December 31, 2006	669,269	838,709	$ 7.33

The following table contains details of the stock options outstanding as of December 31, 2006:

	Options Outstanding			*Options Exercisable*	
Range of Exercise Prices	**Number Outstanding**	**Weighted-Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Number Exercisable**	**Weighted-Average Exercise Price**
$0.00 - $10.84	530,228	7.46 years	$ 3.62	294,358	$ 3.91
$10.85 - $21.68	308,481	9.02 years	$13.71	100,683	$13.12
	838,709	8.03 years	$ 7.33	395,041	$ 6.26

(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 12: Share-Based Compensation (Continued)

As of December 31, 2006, the options exercisable have a weighted-average remaining contractual life of 7.82 years and an intrinsic value of $5,353. The options outstanding as of December 31, 2006 have an intrinsic value of $10,467.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2006, 2005 and 2004, was $5.80, $5.68 and $0.40, respectively. The total intrinsic value for options exercised during the years ended December 31, 2006, 2005 and 2004, was $5,820, $295 and $2, respectively.

Cash received from option exercises for the years ended December 31, 2006, 2005 and 2004, was $398, $60 and $8, respectively.

Restricted and Unrestricted Common Stock: Total compensation expense related to restricted and unrestricted common stock for the years ended December 31, 2006, 2005 and 2004, was $682, $39 and $34, respectively.

The following table summarizes the restricted and unrestricted common stock under the Eschelon Telecom, Inc. Stock Option Plan of 2002:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested at December 31, 2003	80,085	$ 0.68
Vested	(29,958)	0.68
Unvested at December 30, 2004	50,127	0.68
Granted	9,350	2.93
Vested	(27,297)	1.47
Forfeited	(494)	0.68
Unvested at December 31, 2005	31,686	0.68
Granted	390,000	15.50
Vested	(15,842)	0.68
Unvested at December 31, 2006	405,844	$ 14.92

Note 13: Income Taxes

As of December 31, 2006, the Company had $174,314 of net operating loss (NOL) carryforwards, which consist of $170,877 reflected in the deferred tax asset below and $3,437 of excess tax deductions arising from SFAS No. 123(R). These NOL carryforwards, if not utilized to reduce taxable income in future periods will begin to expire in the year 2019. Should the Company incur a change in ownership in the future, Section 382 of the United States Internal Revenue Code may limit the amount of cumulative NOLs available to offset future income.

(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 13: Income Taxes (Continued)

Components of the deferred tax assets and liabilities at December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred tax assets:		
Net operating loss carryforward	$ 67,663	$ 69,179
Intangible assets	982	371
Bad debts	375	186
Compensation accruals	541	174
Inventory obsolescence	144	104
Other temporary differences	800	66
	70,505	70,080
Deferred tax liabilities:		
Depreciation	(13,783)	(12,259)
Other	(276)	(21)
	56,446	57,800
Valuation allowance	(56,446)	(57,800)
Net deferred tax asset	$ –	$ –

Income tax expense is comprised of federal taxes. The reconciliation between the statutory federal income tax rate and the effective rate is as follows:

	Year Ended December 31,		
	2006	2005	2004
Federal statutory tax rate	34.00%	34.00%	34.00%
State taxes	3.72	–	0.25
Permanent differences	3.20	(0.01)	2.74
Utilization of valuation allowance	(40.92)	(34.00)	(36.61)
Effective tax rate	0.00%	(0.01)%	0.38%

Note 14: Condensed Consolidating Financial Information

The 8 3/8% senior second secured notes due March 15, 2010 issued by Eschelon Operating Company are fully and unconditionally guaranteed jointly and severally by the Company and all existing subsidiaries and the indenture governing the notes requires that any future subsidiaries that are organized in the United States must also guarantee the notes on the same basis.

Additional information regarding the 8 3/8% senior second secured notes due March 15, 2010 is included in Note 9, Notes Payable.

The following tables present condensed consolidating balance sheets for the years ended December 31, 2005 and 2006 and condensed consolidating statements of operations and cash flows for the years ended December 31, 2006, 2005 and 2004.

Eschelon Telecom, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 14: Condensed Consolidating Financial Information

Condensed Consolidating Balance Sheets As of December 31, 2006

	Eschelon Telecom, Inc.	Eschelon Operating Company	Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets:					
Cash and cash equivalents	$ 18,868	$ –	$ 2,278	$ –	$ 21,146
Restricted cash	1,224	–	–	–	1,224
Available-for-sale securities	17,097	–	–	–	17,097
Accounts receivable	–	–	27,592	–	27,592
Other receivables	304	–	3,721	–	4,025
Inventories	–	–	3,552	–	3,552
Prepaid expenses	893	–	1,421	–	2,314
Total current assets	38,386	–	38,564	–	76,950
Property and equipment, net	97,535	–	48,250	–	145,785
Investment in affiliates	126,830	–	–	(126,830)	–
Other assets	513	–	1,672	–	2,185
Goodwill	–	–	59,670	–	56,670
Intangible assets, net	16,011	4,842	25,078	–	45,931
Total assets	$279,275	$ 4,842	$ 173,234	$(126,830)	$330,521
Liabilities and stockholders' equity (deficit)					
Current liabilities:					
Accounts payable	$ 14,070	$ –	$ 3,571	$ –	$ 17,641
Accrued telecommunication costs	–	–	5,730	–	5,730
Accrued office rent	1,768	–	753	–	2,521
Accrued interest expense	–	3,828	1	–	3,829
Other accrued expenses	911	–	6,522	–	7,433
Deferred revenue	–	–	10,109	–	10,109
Accrued compensation expenses	2,597	–	1,577	–	4,174
Capital lease obligation, current maturities	2,616	–	515	–	3,131
Total current liabilities	21,962	3,828	28,778	–	54,568
Long-term liabilities:					
Other long-term liabilities	25	–	1,237	–	1,262
Capital lease obligation, less current maturities	1,490	–	711	–	2,201
Notes payable	–	141,040	–	–	141,040
Due to (from) affiliates	336,758	(136,599)	(200,159)	–	–
Total liabilities	360,235	8,269	(169,433)	–	199,071
Convertible preferred stock	–	–	–	–	–
Stockholders' equity (deficit)	(80,960)	(3,427)	342,667	(126,830)	131,450
Total liabilities and stockholders' equity (deficit)	$279,275	$ 4,842	$ 173,234	$(126,830)	$330,521

Eschelon Telecom, Inc.
Notes to Consolidated Financial Statements (Continued)
(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 14: Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Balance Sheets
As of December 31, 2005

	Eschelon Telecom, Inc.	Eschelon Operating Company	Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets:					
Cash and cash equivalents	$ 25,070	$ –	$ 992	$ –	$ 26,062
Restricted cash	996	–	–	–	996
Available-for-sale securities	4,760	–	–	–	4,760
Accounts receivable	–	–	22,996	–	22,996
Other receivables	–	–	3,052	–	3,052
Inventories	–	–	2,927	–	2,927
Prepaid expenses	1,149	–	1,145	–	2,294
Total current assets	31,975	–	31,112	–	63,087
Property and equipment, net	82,840	–	43,612	–	126,452
Investment in affiliates	59,046	–	–	(59,046)	–
Other assets	507	–	999	–	1,506
Goodwill	–	–	7,168	–	7,168
Intangible assets, net	13,695	4,588	15,050	–	33,333
Total assets	$ 188,063	$ 4,588	$ 97,941	$ (59,046)	$ 231,546
Liabilities and stockholders' equity (deficit)					
Current liabilities:					
Accounts payable	$ 14,602	$ –	$ 1,798	$ –	$ 16,400
Accrued telecommunication costs	–	–	4,227	–	4,227
Accrued office rent	1,485	–	550	–	2,035
Accrued interest expense	–	2,645	1	–	2,646
Other accrued expenses	944	–	4,541	–	5,485
Deferred revenue	–	–	7,921	–	7,921
Accrued compensation expenses	1,623	–	1,186	–	2,809
Capital lease obligation, current maturities	2,320	–	110	–	2,430
Total current liabilities	20,974	2,645	20,334	–	43,953
Long-term liabilities:					
Other long-term liabilities	251	–	–	–	251
Capital lease obligation, less current maturities	2,857	–	107	–	2,964
Notes payable	–	92,125	–	–	92,125
Due to (from) affiliates	211,456	(103,502)	(107,954)	–	–
Total liabilities	235,538	(8,732)	(87,513)	–	139,293
Stockholders' equity (deficit)	(47,475)	13,320	185,454	(59,046)	92,253
Total liabilities and stockholders' equity (deficit)	$ 188,063	$ 4,588	$ 97,941	$ (59,046)	$ 231,546

Eschelon Telecom, Inc.
Notes to Consolidated Financial Statements (Continued)
(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 14: Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2006

	Eschelon Telecom, Inc.	Eschelon Operating Company	Guarantor Subsidiaries	Consolidated
Revenue:				
Network services	$ –	$ –	$244,702	$244,702
Business telephone systems	–	–	29,824	29,824
	–	–	274,526	274,526
Cost and expenses:				
Network services expense (exclusive of depreciation and amortization)	–	–	98,664	98,664
Business telephone systems	–	–	18,427	18,427
Sales, general and administrative	54,489	–	49,080	103,569
Depreciation and amortization	23,334	–	18,913	42,247
Operating income (loss)	(77,823)	–	89,442	11,619
Other income (expense)	2,361	(16,747)	(13)	(14,399)
Income (loss) before income taxes	(75,462)	(16,747)	89,429	(2,780)
Income taxes	–	–	–	–
Net income (loss)	$(75,462)	$(16,747)	$ 89,429	$ (2,780)

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2005

	Eschelon Telecom, Inc.	Eschelon Operating Company	Guarantor Subsidiaries	Consolidated
Revenue:				
Network services	$ –	$ –	$201,835	$201,835
Business telephone systems	–	–	25,908	25,908
	–	–	227,743	227,743
Cost and expenses:				
Network services expense (exclusive of depreciation and amortization)	–	–	85,914	85,914
Business telephone systems	–	–	16,139	16,139
Sales, general and administrative	42,551	–	47,759	90,310
Depreciation and amortization	22,160	–	17,493	39,653
Operating income (loss)	(64,711)	–	60,438	(4,273)
Other income (expense)	(342)	(27,093)	66	(27,369)
Income (loss) before income taxes	(65,053)	(27,093)	60,504	(31,642)
Income taxes	(4)	–	–	(4)
Net income (loss) before discontinued operation	(65,057)	(27,093)	60,504	(31,646)
Income from discontinued operation, net of tax	–	–	329	329
Gain on sale of discontinued operation, net of tax	326	–	–	326
Net income (loss)	$(64,731)	$(27,093)	$ 60,833	$ (30,991)

Eschelon Telecom, Inc.

Notes to Consolidated Financial Statements (Continued)

(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 14: Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2004

	Eschelon Telecom, Inc.	Eschelon Operating Company	Guarantor Subsidiaries	Consolidated
Revenue:				
Network services	$ –	$ –	$131,780	$131,780
Business telephone systems	–	–	26,316	26,316
	–	–	158,096	158,096
Cost and expenses:				
Network services expense (exclusive of depreciation and amortization)	–	–	47,354	47,354
Business telephone systems cost of revenue	–	–	15,979	15,979
Sales, general and administrative	37,400	–	31,855	69,255
Depreciation and amortization	20,734	–	10,371	31,105
Operating income (loss)	(58,134)	–	52,537	(5,597)
Other income (expense)	(1,079)	7,811	(20)	6,712
Income (loss) before income taxes	(59,213)	7,811	52,517	1,115
Income taxes	(4)	–	–	(4)
Net income (loss)	$(59,217)	$7,811	$ 52,517	$ 1,111

(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 14: Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2006

	Eschelon Telecom, Inc.	Eschelon Operating Company	Guarantor Subsidiaries	Consolidated
Operating activities				
Net income (loss)	$ (75,462)	$(16,747)	$ 89,429	$ (2,780)
Adjustments to reconcile net income (loss):				
Depreciation and amortization expense	23,499	–	18,748	42,247
Non-cash interest expense (interest income)	.(13)	4,397	–	4,384
Non-cash compensation expense	1,680	–	–	1,680
Other non-cash items	(12)	–	1,888	1,876
Changes in operating assets and liabilities:				
Accounts receivable	–	–	(1,476)	(1,476)
Accounts payable and accrued expenses	(282)	1,183	(1,275)	(374)
Other operating assets and liabilities	720	–	(324)	396
Total cash provided by (used in) operating activities	(49,870)	(11,167)	106,990	45,953
Investing activities				
Purchase of subsidiaries, net of cash acquired	(67,784)	–	576	(67,208)
Purchases of available-for-sale securities	(95,765)	–	–	(95,765)
Proceeds from sales of available-for-sale securities	83,462	–	–	83,462
Purchases of property and equipment	(30,802)	–	(3,475)	(34,277)
Cash paid for customer installation costs	(8,525)	–	(10,389)	(18,914)
Increase in restricted cash	(228)	–	–	(228)
Proceeds from sale of assets	174	–	–	174
Total cash used in investing activities	(119,468)	–	(13,288)	(132,756)
Financing activities				
Proceeds from issuance of notes payable	–	45,600	–	45,600
Payments made on notes and capital lease obligations	(2,519)	–	(211)	(2,730)
Proceeds from issuance of stock, net of fees	40,353	–	–	40,353
Increase in debt issuance costs	–	(1,336)	–	(1,336)
Change in due to/from affiliates	125,302	(33,097)	(92,205)	–
Total cash provided by (used in) financing act	163,136	11,167	(92,416)	81,887
Increase (decrease) in cash and cash equivalents	(6,202)	–	1,286	(4,916)
Cash and cash equivalents at beginning of period	25,070	–	992	26,062
Cash and cash equivalents at end of period	$ 18,868	$ –	$ 2,278	$ 21,146

Eschelon Telecom, Inc.
Notes to Consolidated Financial Statements (Continued)
(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 14: Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2005

	Eschelon Telecom, Inc.	Eschelon Operating Company	Guarantor Subsidiaries	Consolidated
Operating activities				
Net income (loss)	$(64,731)	$(27,093)	$ 60,833	$(30,991)
Adjustments to reconcile net income (loss):				
Depreciation and amortization expense	22,160	–	17,493	39,653
Non-cash interest expense	116	7,172	–	7,288
Non-cash compensation expense	963	–	–	963
Gain on sale of discontinued operation	(326)	–	–	(326)
Other non-cash items	(66)	–	1,090	1,024
Changes in operating assets and liabilities:				
Accounts receivable	–	–	(5,145)	(5,145)
Accounts payable and accrued expenses	10,392	(1,423)	(6,836)	2,133
Discontinued assets, net of liabilities	222	–	–	222
Other operating assets and liabilities	(36)	–	243	207
Total cash provided by (used in) operating activities	(31,306)	(21,344)	67,678	15,028
Investing activities				
Purchase of subsidiaries, net of cash acquired	(48)	–	–	(48)
Purchase of asset held for sale, net of liabilities	(216)	–	–	(216)
Purchases of available-for-sale securities	(30,526)	–	–	(30,526)
Proceeds from sales of available-for-sale securities	32,312	–	–	32,312
Purchase of property and equipment	(13,580)	–	(5,647)	(19,227)
Cash paid for customer installation costs	(7,116)	–	(6,435)	(13,551)
Increase in restricted cash	(274)	–	–	(274)
Proceeds from sale of assets	239	–	–	239
Purchase of sale of discontinued operation, net of fees	320	–	–	320
Total cash used in investing activities	(18,889)	–	(12,082)	(30,971)
Financing activities				
Payments made on notes and capital lease obligations	(2,083)	(49,176)	(103)	(51,362)
Proceeds from issuance of stock, net of fees	67,280	–	–	67,280
Increase in debt issuance costs	–	(348)	–	(348)
Change in due to/from affiliates	(16,264)	70,868	(54,604)	–
Total cash provided by (used in) financing act	48,933	21,344	(54,707)	15,570
Increase (decrease) in cash and cash equivalents	(1,262)	–	889	(373)
Cash and cash equivalents at beginning of period	26,332	–	103	26,435
Cash and cash equivalents at end of period	$ 25,070	$ –	$ 992	$ 26,062

(Dollars in Thousands, Except per Share and per Unit Amounts)

Note 14: Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2004

	Eschelon Telecom, Inc.	Eschelon Operating Company	Guarantor Subsidiaries	Consolidated
Operating activities				
Net income (loss)	$ (59,217)	$ 7,811	$ 52,517	$ 1,111
Adjustments to reconcile net income (loss):				
Depreciation and amortization expense	20,734	–	10,371	31,105
Non-cash interest expense	–	2,339	–	2,339
Non-cash compensation expense	34	–	–	34
Gain on extinguishment of debt	–	(18,195)	–	(18,195)
Other non-cash items	155	–	721	876
Changes in operating assets and liabilities:				
Accounts receivable	–	–	658	658
Accounts payable and accrued expenses	3,002	4,070	1,912	8,984
Other operating assets and liabilities	(969)	–	172	(797)
Total cash provided by (used in) operating activities	(36,261)	(3,975)	66,351	26,115
Investing activities				
Purchase of subsidiaries, net of cash acquired	(45,816)	–	321	(45,495)
Purchases of available-for-sale securities	(8,198)	–	–	(8,198)
Proceeds from sales of available-for-sale securities	2,041	–	–	2,041
Purchase of property and equipment	(13,101)	–	(2,313)	(15,414)
Cash paid for customer installation costs	(7,553)	–	(3,740)	(11,293)
Increase in restricted cash	(722)	–	–	(722)
Proceeds from sale of assets	25	–	–	25
Total cash used in investing activities	(73,324)	–	(5,732)	(79,056)
Financing activities				
Proceeds from issuance of notes payable	–	136,163	–	136,163
Payments made on notes and capital lease obligations	(1,527)	(65,421)	–	(66,948)
Proceeds from issuance of stock, net of fees	15,008	–	–	15,008
Payment on repurchase of preferred stock	(5,085)	–	–	(5,085)
Increase in debt issuance costs	–	(8,368)	–	(8,368)
Change in due to/from affiliates	118,635	(58,399)	(60,236)	–
Total cash provided by (used in) financing act	127,031	3,975	(60,236)	70,770
Increase (decrease) in cash and cash equivalents	17,446	–	383	17,829
Cash and cash equivalents at beginning of period	8,886	–	(280)	8,606
Cash and cash equivalents at end of period	$ 26,332	$ –	$ 103	$ 26,435

Note 15: Subsequent Events

In February 2007, the Company signed a definitive agreement to acquire United Communications, Inc., (UNICOM), a privately-held competitive services provider based in Bend, Oregon. The Company will pay approximately $13,900 in cash to acquire UNICOM. The transaction is expected to close early in the second quarter of 2007.

PERFORMANCE GRAPH

The Company began trading shares of its Common Stock on Nasdaq on August 4, 2005. The chart below compares the relative changes in the cumulative total return of the Company's Common Stock for the period August 4, 2005 - December 31, 2006, against the cumulative total return of the (1) The Russell 2000 Index and (2) an industry peer group consisting of Cbeyond Communications, Inc., Paetec Holdings Corp., ITC^ DeltaCom, Inc., Time Warner Telecom, Inc. and XO Communications, Inc. for the same period.

The chart below assumes $100 was invested on August 4, 2005 in our Common Stock, the Russell 2000 Index and the industry peer group, with dividends, if any, reinvested.

COMPARISON OF 16 MONTH CUMULATIVE TOTAL RETURN*

Among Eschelon Telecom Inc. The Russell 2000 Index
And A Peer Group



$300
$250
$200
$150
$100
$50
$0
8/05
8/05
9/05
10/05
11/05
12/05
1/06
2/06
3/06
4/06
5/06
6/06
7/06
8/06
9/06
10/06
12/06
Eschelon Telecom Inc
Russell 2000
Peer Group

*$100 invested on 8/4/05 in stock or index including reinvestment of dividends.
Fiscal year ending December 31

COMPANY DIRECTORY

CORPORATE OFFICES:

730 Second Avenue South
Suite 900
Minneapolis, MN 55402
612.376.4000
Customer Service:
1.866.ESCHELON (372.4356)
www.eschelon.com

BRANCH OFFICES:

Arizona
2600 North Central Avenue
Suite 550
Phoenix, AZ 85004
602.424.2400

1839 Alma School Road
Suite 310
Mesa, AZ 85210
602.424.2400

14050 North 83rd Avenue
Suite 290
Peoria, AZ 85381
623.209.3415

7850 South Hardy
Suite 107
Tempe, AZ 85204
602.424.2400

California
463 Aviation Blvd.
Suite 120
Santa Rosa, CA 95403
707.284.4000

Colorado
990 South Broadway
Suite 100
Denver, CO 80209
303.423.4250

Minnesota
6160 Golden Hills Drive
Minneapolis, MN 55416
763.745.8000

Montana
206 North 29th Street
Billings, MT 59101
406.294.4000

626 South Ferguson
Suite 2
Bozeman, MT 59718
406.922.4000

Nevada
200 South Virginia Street
Suite 400
Reno, NV 89501
775.689.2440

Oregon
7007 SW Cardinal Lane
Suite 135
Portland, OR 97224
503.968.1700

198 Commercial Street SE
Suite 160
Salem, OR 97301
503.566.3000

1910 East Barnett Road
Suite 101
Medford, OR 97504
541.779.7004

1230 NE Third Street
Suite A-101
Bend, OR 97701
541.388.0998

3991 Fairview Industrial Dr. SE
Salem, OR 97302
503.588.5858

2295 Coburg Road
Suite 100
Eugene, OR 97401
541.345.7999

Utah
215 South State Street
Suite 280
Salt Lake City, UT 84111
801.506.7300

Washington
13035 Gateway Drive
Suite 119
Seattle, WA 98168
206.242.1400

2939 Colby Avenue
Everett, WA 98201
425.212.4000

1124 Broadway Plaza
Tacoma, WA 98402
253.472.1300

15 West Yakima Avenue
Suite 220
Yakima, WA 98902
509.853.4086

1333 Lincoln Street
Suite #1
Bellingham, WA 98229
360.594.4262

INVESTOR INFORMATION

Annual Meeting
The annual meeting of stockholders will be held on Thursday, May 17, 2007

Stock Exchange Listing
Eschelon's common stock is traded on the Nasdaq Global Market under the symbol ESCH.

Transfer Agent
Wells Fargo, Shareowners Services
161 North Concord Exchange
South Saint Paul, MN 55075-1139
(800) 468-9716

Annual Report on Form 10-K
Shareholders may obtain a copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission by visiting the Investor Relations section of www.eschelon.com

Independent Auditors
Ernst & Young, LLP
220 South Sixth Street
Minneapolis, MN 55402

Company Profile
Eschelon Telecom, Inc. is a facilities-based provider of integrated voice and data communications services to small and medium-sized businesses in 45 markets in the western United States.

Forward Looking Statement
This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, a amended. The forward-looking statements are based on Eschelon Telecom's current intent, belief and expectations. These statements are not guarantees of future performance and are subjec to certain risks and uncertainties that are difficult to predict. Actual results may differ materially from these forward-looking statements because of the company's history of losses, ability t maintain relationships with RBOCs, substantial indebtedness, intense competition, dependence on key management, changes in government regulations, and other risks that may be describe in the company's filings with the Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, whicl speak only as of today's date. Eschelon Telecom undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, futur events or circumstances or otherwise.

CORPORATE EXECUTIVE TEAM

Geoffrey Boyd
Chief Financial Officer

Robert Pickens
Chief Operating Officer

Arlin Goldberg
Executive Vice President,
Information Technology

David Kunde
Executive Vice President,
Operations and Engineering

William Markert
Executive Vice President,
Network Financial Management

Jeffery Oxley
Executive Vice President,
Law and Policy

Steven Wachter
Executive Vice President,
Sales

Carol Braun
Vice President,
Human Resources

Daniel de Hoyos
Vice President,
Customer Service and Delivery

Michael Donahue
Vice President,
Finance and Treasurer

Larry Ehlers
Vice President,
OSS and Applications

Michael Evans
Vice President,
Field Operations

Daniel Wigger
Vice President,
Engineering



This report is printed on 30% post-consumer recyclable paper, which was manufactured at a paper mill that is powered by methane gas from a nearby Waste Management landfill. It was also printed by a member of the Printing Industry of Minnesota's Great Printer Environmental Initiative, who complies with all environmental, health and safety requirements and goes beyond compliance by minimizing wastes, reusing or recycling waste that cannot be prevented and maximizing energy efficiency.

BOARD OF DIRECTORS

1. Clifford Williams
Board member since July 1996
Founder, Chairman of Eschelon Telecom

2. Richard Smith
Board member since July 2000
President and CEO of Eschelon Telecom

3. Ian Loring
Board member since August 2001
Managing Director of Bain Capital

4. Louis Massaro
Board member since July 2005
Telecommunications Industry Consultant

5. Marvin Moses
Board member since January 1999
Telecommunications Industry Consultant

6. Mark Nunnelly
Board member since September 1999
Managing Director of Bain Capital

7. James TenBroek
Board member since November 2000
Managing Director of Wind Point Partners



Eschelon Telecom, Inc.
730 Second Ave. South, Suite 900
Minneapolis, MN 55402
612.376.4400 | 1.866.ESCHELON

WWW.ESCHELON.COM

END